As filed with the Securities and Exchange Commission on September 18, 2008.

File Numbers 333-147408; 811-10097

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment Number 1	☒

Post-Effective Amendment Number	☐

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment Number 12	☒

AMERICAN FAMILY VARIABLE ACCOUNT I

(Exact Name of Registrant)

American Family Life Insurance Company

(Name of Depositor)

6000 American Parkway

Madison, Wisconsin 53783-0001

(Address of Depositor’s Principal Executive Offices)

1-888-428-5433

(Depositor’s Telephone Number, including Area Code)

Christopher S. Spencer, Esq.

American Family Life Insurance Company

6000 American Parkway

Madison, Wisconsin 53783-0001

(Name and Address of Agent for Service)

Copy to:

Stephen E. Roth, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, NW

Washington, D.C. 20004-2415

Title of Securities Being Registered: Variable Universal Life Insurance Policies.

Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Variable Universal Life Insurance Prospectus

October 10, 2008

AMERICAN FAMILY INSURANCE

Prospectus	October 10, 2008

Variable Universal Life Insurance Policy

Series II

issued by

American Family Variable Account I

and

American Family Life Insurance Company

Home Office

Variable Product Services

6000 American Parkway

Madison, Wisconsin 53783-0001

Telephone: 1-800-MYAMFAM (1-800-692-6326)

This prospectus describes a variable universal life insurance policy (“Policy”) issued by American Family Life Insurance Company (“AFLIC” or the “Company”). The Policy is a long-term investment designed to provide significant life insurance benefits. This prospectus provides basic information that you should know before purchasing the Policy.

The prospectus is not the Policy. We will issue you a Policy, which is a separate document from the prospectus. There may be differences between the description of the Policy contained in this prospectus and the Policy issued to you due to differences in state law. Please consult your Policy (and the riders attached to your Policy) for the provisions that apply in your state.

You should consider the Policy in conjunction with other insurance you own. Replacing your existing life insurance with this Policy may not be to your advantage. In addition, it may not be to your advantage to finance the purchase or maintenance of this Policy through a loan or through withdrawals from another policy. Please consult your registered representative or financial adviser.

You can allocate your Policy’s values to:

One or more Subaccounts of American Family Variable Account I (the “Variable Account”), each of which invests exclusively in one or more of the portfolios listed on this page; or

the Fixed Account, which credits a specific rate of interest.

Please note that the Policy and the Portfolios:

are not guaranteed to achieve their goals;

are not federally insured;

are not endorsed by any bank or government agency; and

are subject to risks, including loss of the amount invested.

The following portfolios are available:

Fidelity Variable Insurance Products Fund

Fidelity VIP Contrafund® Portfolio (Service Class 2)

Fidelity VIP Equity-Income Portfolio (Service Class 2)

Fidelity VIP Growth & Income Portfolio (Service Class 2)

Fidelity VIP Growth Portfolio (Service Class 2)

Fidelity VIP Investment Grade Bond Portfolio (Service Class)

Fidelity VIP Mid Cap Portfolio (Initial Class)

Fidelity VIP Money Market Portfolio (Initial Class)

Vanguard® Variable Insurance Fund

Vanguard VIF International Portfolio

Vanguard VIF Small Company Growth Portfolio

The Securities and Exchange Commission has not approved the Policy, the Fixed Account or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Policy Benefits/Risk Summary	4

Policy Benefits	4
Premiums	4
The Policy	4
Death Benefit	4
Supplemental Benefits and Riders	5
Surrenders and Partial Surrenders	5
Transfers	5
Policy Loans	5
Settlement Options	5
Tax Benefits	5

Policy Risks	6
Investment Risk	6
Risk of Lapse	6
Tax Risks	6
Surrender Risks	7
Loan Risks	8
Risk of An Increase in Current Fees and Expenses	8
Portfolio Risks	8

Fee Tables	9

The Policy	14
Purchasing a Policy	14
When Insurance Coverage Takes Effect	14
Canceling a Policy (Free-look Right)	14
Ownership Rights	14
Modifying the Policy	14
Administrative Issues	15

Premiums	16
Allocating Premiums	17

Policy Values	18
Policy Value	18
Surrender Value	18
Subaccount Value	18
Accumulation Unit Value	18
Fixed Account Policy Value	19

Death Benefit	20
Insurance Proceeds	20
Death Benefit Options	20
Changing Death Benefit Options	21
Changing the Specified Amount	21
Increasing the Specified Amount	21
Decreasing the Specified Amount	22
Settlement Options	22
Accelerated Death Benefit	23
Benefit Payable on Maturity Date	23

Surrenders and Partial Surrenders	24
Surrenders	24
Partial Surrender	24
Effect of Partial Surrenders	24

Transfers	26
Dollar Cost Averaging	26
Automatic Asset Reallocation	26
Additional Limitations on Transfers	27

Policy Loans	30
Policy Loan Conditions	30

Telephone Requests	31

Continuation of Insurance Coverage and Reinstatement	32
Lapse	32
Reinstatement	32

The Company and the Fixed Account	33
American Family Life Insurance Company	33
The Fixed Account	33

The Variable Account and the Portfolios	34
The Variable Account	34
The Portfolios	35
Portfolio Management Fees and Charges	36
Changes to the Variable Account	37
Voting Portfolio Shares	37

Charges and Deductions	38
Premium Charge	38
Mortality and Expense Risk Charge	38
Monthly Deduction	38
Cost of Insurance Charge	38
Surrender Charge	40
Partial Surrender Charge	40
Transfer Charge	40
Portfolio Expenses	41

Federal Tax Considerations	42
Tax Treatment of Policy Benefits	42

Supplemental Benefits and Riders	46

Sale of the Policies	50

Legal Proceedings	51

Financial Statements	52

Glossary	53

Statement of Additional Information Table of Contents	56

Policy Benefits/Risk Summary

The Policy is a flexible premium variable universal life insurance policy that provides life insurance protection in the event of the death of the Insured. The insurance proceeds payable to the Beneficiary may vary and your Policy Value will vary based on the investment performance of the Subaccounts you choose and interest credited in the Fixed Account. You may make partial surrenders and policy loans from your Surrender Value subject to certain conditions described in this prospectus. You may surrender the Policy at any time. We do not guarantee any minimum Policy Value or Surrender Value. You could lose some or all of your money.

This summary describes the Policy’s important benefits and risks and corresponds to prospectus sections that discuss the topics in more detail. The glossary at the end of the prospectus defines certain words and phrases used in this prospectus.

Policy Benefits

Premiums

Flexibility of Premiums: After you pay the initial premium, you can pay additional premiums at any time (prior to the Maturity Date) and in any amount (but not less than $100 for additional premium payments). You can select a premium payment plan to pay planned premiums quarterly, semiannually, or annually. You are not required to pay premiums according to the plan.

Cancellation Privilege: When you receive your Policy, the free-look period begins. You may return your Policy during this period and receive a refund. We will refund the greater of premium payments made or the Policy Value on the date We receive the Policy plus the amount of any premium charges and any Monthly Deductions.

The Policy

Ownership Rights: While the Primary Insured is living, you may exercise all of the rights and options described in the Policy, subject to the rights of any assignee or irrevocable beneficiary. These rights include designating the Beneficiary, changing the Owner, and assigning Policy rights.

Variable Account: You may direct the money in your Policy to any of the Subaccounts of the Variable Account. Each Subaccount invests exclusively in one of the portfolios listed on Page 1 of this prospectus.

Fixed Account: You may place money in the Fixed Account where it earns at least 3% annual interest. We may declare higher rates of interest, but are not obligated to do so.

Policy Value: Policy Value is the sum of your amounts in the Subaccounts and the Fixed Account. Policy Value varies from day to day, depending on the investment performance of the Subaccounts you choose, interest We credit to the Fixed Account, charges We deduct, and any other transactions (e.g., transfers, partial surrenders, and policy loans). We do not guarantee a minimum Policy Value.

Death Benefit

Insurance Proceeds: We pay insurance proceeds to the Beneficiary upon due proof of death of the Insured. The insurance proceeds equal the death benefit and any additional insurance provided by Rider less any indebtedness, any unpaid Monthly Deductions, and, for Option 1 only, any partial surrenders (including any partial surrender charge and partial surrender processing fee) within two years of the Primary Insured’s death.

Death Benefit Option 1 and Option 2: You may choose between two death benefit options under the Policy. You may change death benefit options while the Policy is in force. We calculate the amount available under each death benefit option monthly and on the date of the Primary Insured’s death.

Death Benefit Option 1 is equal to the greater of:

the Specified Amount on the date of the Primary Insured’s death; or

the Policy Value multiplied by the applicable Policy Value Percentage listed under “Death Benefit Options.” The Policy Value Percentage multiplied by the Policy Value determines the minimum death benefit required for the qualification of the Policy under Federal Tax Law.

Death Benefit Option 2 is equal to the greater of:

the Specified Amount plus the Policy Value on the date of the Primary Insured’s death; or

the Policy Value multiplied by the applicable Policy Value Percentage.

Changing Death Benefit Options and Specified Amount: You may change death benefit options once per Policy Year while the Policy is in force

4	The American Family Variable Universal Life Prospectus

and We will not assess a charge for changing death benefit options. However, changing from Option 1 to Option 2 may increase your cost of insurance charge and therefore the Monthly Deduction. In addition, you select the Specified Amount when you apply for the Policy. You may increase or decrease the Specified Amount at any time, subject to certain conditions.

Accelerated Death Benefit: Under the Accelerated Death Benefit Rider, you may receive accelerated payment of part of the death benefit if the Primary Insured develops a terminal illness. The Federal income tax consequences associated with adding the Accelerated Death Benefit Rider or receiving the accelerated death benefit are uncertain. Receipt of the accelerated death benefit could affect your eligibility to receive a government sponsored benefit (e.g., Medicare and Medicaid benefits). You should consult a tax adviser before adding this rider to your Policy or requesting an accelerated death benefit.

Supplemental Benefits and Riders

We offer nine Riders that provide supplemental benefits under the Policy: the Accelerated Death Benefit Rider, Accidental Death Benefit Rider, Additional Insured Rider, Children’s Insurance Rider, Cost of Living Adjustment Rider, Credit of Specified Premium Rider, Extended Benefit Protection Rider, Guaranteed Purchase Option Benefit Rider, and Waiver of Monthly Deductions Rider. We deduct monthly charges for the Accidental Death Benefit, Additional Insured, Children’s Insurance, Credit of Specified Premium, Extended Benefit Protection, Guaranteed Purchase Option Benefit, and Waiver of Monthly Deductions Riders. There is no charge for the Accelerated Death Benefit Rider or the Cost of Living Adjustment Rider. Your registered representative can help you determine whether any of the Riders are suitable for you. These Riders may not be available in all states. Please contact Us for further details.

Surrenders and Partial Surrenders

Surrender: You may make a request to surrender your Policy and receive the Surrender Value. A surrender charge applies if you surrender the Policy during the first 14 Policy Years or within 14 years after an increase in Specified Amount. A surrender may have tax consequences.

Partial Surrenders: You may make a written request to withdraw part of the Surrender Value, subject to a $250 minimum and other conditions described in this prospectus. Partial surrenders may have tax consequences and increase the risk that your Policy will lapse.

Transfers

You may make twelve transfers of Policy Value among the Subaccounts and the Fixed Account in each Policy Year without charge subject to certain conditions described in this prospectus. We will assess a $25 charge for each transfer after the twelfth transfer in a Policy Year. You may only make one transfer out of the Fixed Account in a Policy Year. (For Oregon Policies only: Each transfer after the twelfth transfer in a Policy Year is subject to Our approval.)

Policy Loans

You may take a policy loan from your Policy. You may take a Preferred Policy Loan, up to the amount your Surrender Value exceeds premiums paid, at any time. You may also take a Non-Preferred Policy Loan at any time. The maximum policy loan amount you may take is 90% of the Surrender Value.

We charge you a maximum annual interest rate of 8.00% on your policy loan. We credit interest on policy loan amounts in the Policy Loan Account and We guarantee that the annual earned interest rate will not be lower than 8% for Preferred Policy Loans and 6% for Non-Preferred Policy Loans. Policy Loans may have tax consequences.

Policy Loans reduce the Surrender Value and death benefit and increase the risk that your Policy will lapse.

Settlement Options

There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum. More detailed information concerning these settlement options is included in the Death Benefit Section of this Prospectus.

Tax Benefits

Generally, under Federal tax law, the death benefit payable under a qualifying life insurance policy is excludable from the gross income of the beneficiary, and the owner would not be deemed to be in constructive receipt of the policy value of the policy until there is a distribution. This means that under a qualifying life insurance policy, policy value builds up on a tax deferred basis and transfers of policy value among the available investment options under the policy may be made tax free. This Policy is designed to afford the tax treatment normally accorded life insurance contracts under Federal tax law; however, there is some uncertainty about the application of the Federal tax law to a Policy issued on a substandard basis.

5

Policy Risks

Policy Risks

The following are some of the risks associated with the Policy.

Investment Risk

If you invest your Policy Value in one or more Subaccounts, then you will be subject to the risk that the investment performance of the Subaccounts will be unfavorable and that, due both to the unfavorable performance and the resulting higher insurance charges, the Policy Value will decrease. You could lose everything you invest. You will also be subject to the risk that the investment performance of the Subaccounts you choose may be less favorable than that of other Subaccounts, and in order to keep the Policy in force you may be required to pay more premiums than originally planned.

If you allocate net premiums to the Fixed Account, then We credit your Policy Value (in the Fixed Account) with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 3%.

Risk of Lapse	If your Surrender Value is not enough to pay the Monthly Deduction and other charges, your Policy may enter a 61-day grace period. We will notify you that the Policy will lapse (terminate without value) at the end of a grace period unless you make a sufficient payment. Your Policy may also lapse if your indebtedness reduces the Surrender Value to zero. Your Policy generally will not lapse: (1) during the first five Policy years, if you pay premiums (less any indebtedness and partial surrenders) equal to or in excess of the cumulative Minimum Premium (there is no such guarantee for any increase in Specified Amount); (2) if you purchase an Extended Benefit Protection Rider and meet certain conditions; or (3) if you make a payment sufficient to cover the outstanding Monthly Deductions due and any policy loan interest due before the end of the grace period. You may reinstate a lapsed Policy, subject to certain conditions. Policy loans and partial surrenders increase the risk that your Policy will lapse.
Tax Risks	We anticipate that the Policy should generally be deemed a life insurance contract under Federal tax law. However, due to limited guidance under the Federal tax law, there is some uncertainty about the application of the Federal tax law to Policies issued on a substandard basis, particularly if you pay the full amount of premiums permitted under a Policy. In addition, if you elect the accelerated death benefit, the tax consequences associated with continuing the Policy after a distribution is made are unclear. Assuming that a Policy qualifies as a life insurance contract for Federal income tax purposes, you should not be deemed to be in constructive receipt of Policy Value under a Policy until there is a distribution from the Policy. Moreover, Insurance Proceeds

6	The American Family Variable Universal Life Prospectus

payable under a Policy generally should be excludable from the gross income of the Beneficiary, but may be subject to estate taxes. As a result, the Beneficiary generally should not be taxed on these proceeds.

Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract (“MEC”) under the Federal tax laws. If a Policy is treated as a MEC, then surrenders, partial surrenders, and policy loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on surrenders, partial surrenders, and policy loans taken before you reach age 59 1/2. If the Policy is not a MEC, distributions generally will be treated first as a return of basis or investment in the policy and then as taxable income. Moreover, policy loans will not be treated as distributions. Finally, neither distributions nor policy loans from a Policy that is not a MEC are subject to the 10% penalty tax.

See “Federal Tax Considerations.” You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

Surrender Risks

The surrender charge under the Policy applies for the first 14 Policy Years (as well as during the first 14 Policy Years following an increase in Specified Amount) in the event you surrender all or a portion of the Policy or the Policy lapses. It is possible that you will receive no Surrender Value if you surrender your Policy in the first few Policy Years. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of your Policy in the near future. We designed the Policy to meet long-term financial goals. The Policy is not suitable as a short-term investment.

Even if you do not ask to surrender your Policy, surrender charges may play a role in determining whether your Policy will lapse, because surrender charges affect the Surrender Value which is a measure We use to determine whether your Policy will enter a grace period (and possibly lapse). See “Risk of Lapse” above.

While partial surrenders are available to you, your partial surrenders may not lower the Surrender Value below 10% of its value. Partial surrenders are assessed a charge in proportion to the charge that would apply to a full surrender as well as a processing charge of $25.

A partial surrender or surrender may have tax consequences.

7

Policy Risks (continued)

Loan Risks

A Policy loan, whether or not repaid, will affect your Policy’s Policy Value over time because We subtract the amount of the policy loan from the Subaccounts and/or Fixed Account as collateral, and this policy loan collateral does not participate in the investment performance of the Subaccounts or receive any higher interest rate credited to the Fixed Account.

We reduce the amount We pay on the Primary Insured’s death by the policy loan balance. Your Policy may lapse (terminate without value) if your indebtedness reduces the Surrender Value to zero. If you surrender the Policy or allow it to lapse while a Policy loan is outstanding, the amount of the policy loan, to the extent it has not previously been taxed, will be added to any amount you receive and taxed accordingly.

A policy loan may have tax consequences.

Risk of An Increase in Current Fees and Expenses	Certain fees and expenses are currently assessed at less than their maximum levels. We may increase these current charges in the future up to the guaranteed maximum levels. If fees and expenses are increased, you may need to increase the amount and/or frequency of premiums to keep the Policy in force.

Portfolio Risks

A comprehensive discussion of the risks of each portfolio may be found in each portfolio’s prospectus. Please refer to the portfolios’ prospectuses for more information. There is no assurance that any portfolio will achieve its stated investment objective.

8	The American Family Variable Universal Life Prospectus

Fee Tables

The following tables describe the fees and expenses that are payable when buying, owning, and surrendering the Policy.

The first table describes the fees and expenses that are payable at the time that you buy the Policy, surrender the Policy, or transfer Policy Value between the Subaccounts and the Fixed Account.

Transaction Fees
Amount Deducted
Charge	When Charge is Deducted	Maximum Guaranteed Charge	Current Charge
Premium Charge	Upon each premium payment	5% of premium	5% of premium
Partial Surrender Charge	Upon partial surrender	Deduction from Policy Value in proportion to the charge that applies upon full surrender	Deduction from Policy Value in proportion to the charge that applies upon full surrender
Partial Surrender Processing Fee	Upon partial surrender	$25	$25
Surrender Charge[1]
Minimum Charge[2]	Upon Policy lapse or full surrender of the Policy within the first fourteen Policy Years, or within the first fourteen years of an increase in the Specified Amount	$5.28 per $1,000 of the Specified Amount or the Specified Amount increase	$5.28 per $1,000 of the Specified Amount or the Specified Amount increase
Maximum Charge[3]	Upon Policy lapse or full surrender of the Policy within the first fourteen Policy Years, or within the first fourteen years of an increase in the Specified Amount	$57.69 per $1,000 of the Specified Amount or the Specified Amount increase	$57.69 per $1,000 of the Specified Amount or the Specified Amount increase
Charge for Insured with Issue Age 35 in Male, Non-Nicotine underwriting class for first Policy Year	Upon Policy lapse or full surrender of the Policy within the first fourteen Policy Years, or within the first fourteen years of an increase in the Specified Amount	$22.87 per $1,000 of the Specified Amount or the Specified Amount increase	$22.87 per $1,000 of the Specified Amount or the Specified Amount increase
Transfer Charge	Upon transfer	First twelve transfers in Policy Year are free; $25 for each additional transfer	First twelve transfers in Policy Year are free; $25 for each additional transfer
Illustration Fee	Upon each request for an illustration after receipt of first illustration in Policy Year	First illustration in Policy Year is free; $25 for each additional illustration	None[4]

[1]	The Surrender Charge equals a charge per $1,000 of the Specified Amount, and varies based on the Insured’s Issue Age, gender, death benefit option, underwriting class, and Policy Year. The Surrender Charge shown in the table may not be representative of the charges you will pay. Your Policy’s schedule page indicates the surrender charge applicable to your Policy. More detailed information concerning your surrender charge is available upon request at our Home Office. This charge may only be assessed during the first fourteen Policy Years, and during the first fourteen Policy Years following an increase in the Specified Amount, to the extent of the increase.
[2]	The minimum surrender charge assumes that the Policy is in the first Policy Year, and that the Insured has the following characteristics: Female, Issue Age 0, Non-Nicotine underwriting class.

9

Fee Tables (continued)

[3]	The maximum surrender charge assumes that the Policy is in the first Policy Year, and that the Insured has the following characteristics: Female, Issue Age 62, Preferred Nicotine underwriting class.
[4]	We currently do not assess a charge for providing an illustration of Policy values. We reserve the right to charge a reasonable fee for this service to persons who request more than one Policy illustration during a Policy Year.

The next table describes the fees and expenses that you will pay periodically during the time that you own your Policy, not including Portfolio fees and expenses.

Periodic Charges (other than Portfolio fees and expenses)
Amount Deducted
Charge	When Charge is Deducted	Maximum Guaranteed Charge	Current Charge
Mortality and Expense Risk Charge	Daily	.90% of the average annual net assets of each Subaccount you are invested in for each Policy Year	.45% of the average annual net assets of each Subaccount you are invested in for Policy Years 1-15 and 0% thereafter
Cost of Insurance Charge[5]
Minimum Charge[6]	Monthly	$.02 per $1,000 of net amount at risk[7]	$.02 per $1,000 of net amount at risk
Maximum Charge[8]	Monthly	$29.79 per $1,000 of net amount at risk	$29.79 per $1,000 of net amount at risk
Charge for Insured with Attained Age 35 in Male, Non-Nicotine underwriting class with Specified Amount of $125,000 for first Policy Year	Monthly	$.09 per $1,000 of net amount at risk	$.09 per $1,000 of net amount at risk
Administrative Charge[9]
Minimum Charge[10]	Monthly	$0.00 per $1,000 of Specified Amount	$0.00 per $1,000 of Specified Amount
Maximum Charge[11]	Monthly	$2.00 per $1,000 of Specified Amount	$2.00 per $1,000 of Specified Amount
Charge for Male Insured. Issue Age 35 in the Non-Nicotine underwriting class with Specified Amount of $100,000, Death Benefit Option 1	Monthly	$0.14 per $1,000 of Specified Amount	$0.14 per $1,000 of Specified Amount
Policy Fee	Monthly	$6 each month for all Policy Years. Plus $4 each month during Policy Years 1-5	$6 each month for all Policy Years. Plus $4 each month during Policy Years 1-5
Loan Interest Spread[12]	At the end of each Policy Year until the loan is repaid in full[13]	2% (effective annual rate)	2% (effective annual rate)

[5]	The cost of insurance charge will vary based on the Primary Insured’s Attained Age, underwriting class, gender, and Specified Amount. The cost of insurance charges shown in the table may not be typical of the charges you will pay. The schedule page of your Policy will indicate the guaranteed cost of insurance charge applicable to your Policy, and more detailed information concerning your cost of insurance charge is available on request from our Home Office. Also, before you purchase the Policy, we will provide you with hypothetical illustrations of Policy values based upon the Primary Insured’s Issue Age, gender and underwriting class, death benefit option, Specified Amount, planned periodic premiums, and riders requested.

10	The American Family Variable Universal Life Prospectus

[6]	The minimum cost of insurance charge assumes that the Policy is in the first Policy Year, and that the Insured has the following characteristics: Female, Attained Age 2, Non-Nicotine underwriting class.
[7]	The net amount at risk is equal to the Specified Amount of coverage minus the Policy’s Policy Value for a Policy with Death Benefit Option 1 in effect. For a Policy with Death Benefit Option 2 in effect, the net amount at risk is equal to the Specified Amount of coverage.
[8]	The maximum cost of insurance charge assumes that the Policy is in the first Policy Year, and that the Insured has the following characteristics: Male, Attained Age 99, Nicotine underwriting class.
[9]

The administrative charge will vary based on the Primary Insured’s Issue Age, gender and underwriting class, the death benefit option chosen, Policy Year and Specified Amount. More detailed information concerning your administrative charge is available on request from Our Home Office.

[10]

The minimum administrative charge assumes that the Policy is in the first Policy Year, Death Benefit Option 1 is in effect, and that the Insured has the following characteristics: Issue Age 60, Female, non-nicotine underwriting class.

[11]

The maximum administrative charge assumes that the Policy is in the first Policy Year, Death Benefit Option 2 is in effect, and that the Insured has the following characteristics: Issue Age 70, Male, nicotine underwriting class.

[12]	The Policy Loan Interest Spread charge is the difference between the amount of interest We charge you for a policy loan (currently, an effective annual rate of 8% and guaranteed not to exceed an effective annual rate of 8%) and the amount of interest we credit to the amount held in the Policy Loan Account to secure your Policy loans (currently, an effective annual rate of 8% for preferred policy loans and an effective annual rate of 6% for non-preferred policy loans). We guarantee that the interest We credit to the amount in the Policy Loan Account will be at least equal to an effective annual rate of 8% for preferred policy loans and an effective annual rate of 6% for non-preferred policy loans. The guaranteed charge of 2% (effective annual rate) shown above represents the Policy Loan Interest Spread for a non-preferred policy loan. The guaranteed charge for a preferred policy loan would be 0% (effective annual rate).
[13]	You may pay interest owed on Policy loans at any time while the Primary Insured is alive and the Policy is in force.

Periodic Charges (other than Portfolio fees and expenses)
Amount Deducted
Charge for Riders[14]	When Charge is Deducted	Maximum Guaranteed Charge	Current Charge
Accelerated Death Benefit Interest Charge	Upon payment of accelerated death benefit payment	Lower of A or B as a percent of accelerated death benefit payment. Where A is the greater of (1) the current yield on a 90 day treasury bill or (2) the maximum statutory adjustable policy loan interest rate, and B is the current Policy Loan interest rate (8.00% effective annual rate)	6.41% (effective annual rate)[15] (Subject to change monthly) of the accelerated death benefit payment
Accidental Death Benefit Rider	Monthly	$.05 per $1,000 of accidental death benefit insurance coverage	$.05 per $1,000 of accidental death benefit insurance coverage
Additional Insured Rider
Minimum[16]	Monthly	$.04 per $1,000 of additional insured rider amount[17] and $.02 per $1,000 of Specified Amount[17] under the rider for the first ten years of coverage	$.028 per $1,000 of additional insured rider amount and $.02 per $1,000 of Specified Amount[17] under the rider for the first ten years of coverage
Maximum[18]	Monthly	$2.03 per $1,000 of additional insured rider amount and $.02 per $1,000 of Specified Amount[17] under the rider for the first ten years of coverage	$2.03 per $1,000 of additional insured rider amount and $.02 per $1,000 of Specified Amount[17] under the rider for the first ten years of coverage
Charge for Insured with Attained Age 35 in Male, Non-Nicotine underwriting class	Monthly	$.09 per $1,000 of additional insured rider amount and $.02 per $1,000 of Specified Amount under the rider for the first ten years of coverage	$.09 per $1,000 of additional insured rider amount and $.02 per $1,000 of Specified Amount under the rider for the first ten years of coverage

11

Fee Tables (continued)

Periodic Charges (other than Portfolio fees and expenses)
Amount Deducted
Charge for Riders[14]	When Charge is Deducted	Maximum Guaranteed Charge	Current Charge
Children’s Insurance Rider	Monthly	$3 for all insured children	$3 for all insured children
Credit of Specified Premium Rider[19]
Minimum[20]	Monthly	$0.02 per $1 of the monthly specified premium amount	$0.02 per $1 of the monthly specified premium amount
Maximum[21]	Monthly	$0.163 per $1 of the monthly specified premium amount	$0.163 per $1 of the monthly specified premium amount
Charge for Male Insured with Attained Age 30	Monthly	$0.02 per $1 of the monthly specified premium amount	$0.02 per $1 of the monthly specified premium amount
Extended Benefit Protection Rider	Monthly	$.01 per every $1,000 of Specified Amount	$.01 per every $1,000 of Specified Amount
Guaranteed Purchase Option Benefit Rider
Minimum[22]	Monthly	$0.01 per $1,000 of guaranteed insurance coverage[23]	$0.01 per $1,000 of guaranteed insurance coverage
Maximum[24]	Monthly	$0.12 per $1,000 of guaranteed insurance coverage	$0.12 per $1,000 of guaranteed insurance coverage
Charge for Insured with Attained Age 15	Monthly	$0.06 per $1,000 of guaranteed insurance coverage	$0.06 per $1,000 of guaranteed insurance coverage
Wavier of Monthly Deductions Rider[19]
Minimum[25]	Monthly	$0.037 per $1 of the monthly cost of insurance charge	$0.037 per $1 of the monthly cost of insurance charge
Maximum[26]	Monthly	$0.305 per $1 of the monthly cost of insurance charge	$0.305 per $1 of the monthly cost of insurance charge
Charge for Male Insured with Attained Age 30	Monthly	$0.037 per $1 of the monthly cost of insurance charge	$0.037 per $1 of the monthly cost of insurance charge

[14]	The charge for the Additional Insured Rider varies based on the Insured’s Attained Age, underwriting class and gender. Charges for the Guaranteed Purchase Option Benefit Rider, the Waiver of Monthly Deductions Rider, and the Credit of Specified Premium Rider vary based on the Insured’s Attained Age and gender. The charges shown in the table may not be typical of the charges you will pay. More detailed information regarding these rider charges is available upon request from our Home Office.
[15]	The accelerated death benefit interest rate may vary on a monthly basis. Before you elect an accelerated death benefit payment, we can estimate the interest rate that would apply to the amount of the accelerated payment.
[16]	The minimum Additional Insured Rider charge assumes that the Insured has the following characteristics: Female, Attained Age 18, Super Select underwriting class.
[17]	The additional insured rider amount is the Specified Amount of coverage provided under the Additional Insured Rider.
[18]	The maximum Additional Insured Rider charge assumes that the Insured has the following characteristics: Male, Attained Age 64, Nicotine underwriting class.
[19]	You may elect either the Credit of Specified Premium Rider or the Waiver of Monthly Deductions Rider, but not both.
[20]	The minimum Credit of Specified Premium Rider charge assumes that the Insured has the following characteristics: Male, Attained Age 0.
[21]	The maximum Credit of Specified Premium Rider charge assumes that the Insured has the following characteristics: Male or Female, Attained Age 59.

12	The American Family Variable Universal Life Prospectus

[22]	The minimum Guaranteed Purchase Option Benefit charge assumes that the Insured has an Attained Age 0.
[23]	Guaranteed insurance coverage represents the amount of additional insurance coverage that may be purchased on the Primary Insured on each option date under the Rider.
[24]	The maximum Guaranteed Purchase Option Benefit charge assumes that the Insured has an Attained Age 39.
[25]	The minimum Waiver of Monthly Deductions charge assumes that the Insured has the following characteristics: Male, Attained Age 0.
[26]	The maximum Waiver of Monthly Deductions charge assumes that the Insured has the following characteristics: Female, Attained Age 59.

The next table describes the Portfolio fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the minimum and maximum fees and expenses charged by any of the Portfolios for the fiscal year ended December 31, 2007. More detail concerning each Portfolio’s fees and expense is contained in the prospectus for each Portfolio.

Annual Portfolio Operating Expenses27

	Minimum	Maximum
Total Annual Portfolio Operating Expenses (expenses that are deducted from portfolio assets include management fees, distribution [and/or service] (12b-1) fees, and other expenses)	.32%	1.72%

[27]	Some portfolios may impose a redemption fee of up to 2% of the amount withdrawn to deter frequent trading activity.

The next table describes the annual portfolio operating expenses for each of the Portfolios available under the Policy. The table shows the fees and expenses charged by each Portfolio for the fiscal year ended December 31, 2007.

Portfolio	Advisory Fee	12b-1 Fee	Other Expenses	Total Expenses
Fidelity Variable Insurance Products Fund
Fidelity VIP Contrafund® Portfolio (Service Class 2)[28,29]	.56%	.25%	.09%	.90%
Fidelity VIP Equity-Income Portfolio (Service Class 2)	.46%	.25%	.09%	.80%
Fidelity VIP Growth & Income Portfolio (Service Class 2)	.46%	.25%	.12%	.83%
Fidelity VIP Growth Portfolio (Service Class 2)[28,29]	.56%	.25%	.09%	.90%
Fidelity VIP Investment Grade Bond Portfolio (Service Class)	.32%	.10%	.11%	.53%
Fidelity VIP Mid Cap Portfolio (Initial Class)[28,29]	.56%	N/A	.11%	.67%
Fidelity VIP Money Market Portfolio (Initial Class)	.23%	N/A	.09%	.32%
Vanguard® Variable Insurance Fund
Vanguard VIF International Portfolio	.39%	N/A	.05%	.44%
Vanguard VIF Small Company Growth Portfolio	.32%	N/A	.04%	.36%

[28]

Although not contractually obligated to do so, the Advisers for Fidelity VIP Contrafund® Portfolio, Fidelity VIP Growth Portfolio and Fidelity VIP Mid Cap Portfolio voluntarily waived certain amounts. After taking these waiver arrangements into account, the net annual portfolio operating expenses for Fidelity VIP Contrafund® Portfolio, Fidelity VIP Growth Portfolio and Fidelity VIP Mid Cap Portfolio were .89%, .89% and .66%, respectively, for the fiscal year ended December 31, 2007. These voluntary fee waiver arrangements may be discontinued at any time.

[29]

A portion of the brokerage commissions that the Fidelity VIP Contrafund® Portfolio, the Fidelity VIP Growth Portfolio, and the Fidelity VIP Mid Cap Portfolio pay may be reimbursed and used to reduce the fund’s expenses. In addition, through arrangements with the fund’s custodian, credits realized as a result of uninvested cash balances are used to reduce the fund’s custodian expenses. These offsets may be discontinued at any time.

13

The Policy

Purchasing a Policy

To purchase a Policy, you must submit a completed application and an initial premium payment to Us at Our Home Office. You may send the application and initial premium payment to Us through any licensed life insurance agent who is appointed by AFLIC and who is also a registered representative of American Family Securities, LLC, the principal underwriter for the Policy.

The minimum Specified Amount for Issue Ages 0-17, Non-Nicotine underwriting class only, is $100,000. The minimum Specified Amount for Issue Ages 18-80 in all the underwriting classes is as follows: Super Select, Select, Preferred and Preferred Nicotine: $100,000; Non-Nicotine and Nicotine: $50,000.

Generally, the Policy is available for Insureds between Issue Ages 0-80. We reserve the right to modify Our minimum Specified Amount and underwriting requirements at any time. We must receive evidence of insurability that satisfies Our underwriting standards before We will issue a Policy. We reserve the right to reject an application for any reason permitted by law.

Although We do not anticipate delays in Our receipt and processing of applications or premium payments, We may experience such delays to the extent registered representatives fail to forward applications and premium payments to Our Home Office on a timely basis. Such delays could result in delays in the issuance of Policies and the allocation of premium payments under existing Policies.

When Insurance Coverage Takes Effect

Generally, We will issue a Policy if We determine that the Primary Insured meets Our underwriting requirements and We accept the Policy application. This is known as the Issue Date. Any insurance We issue under a Policy becomes effective on the Issue Date for the Policy if applicable requirements have been satisfied. We may allow insurance coverage sooner than the Issue Date only as We specify in a conditional receipt or temporary insurance agreement that accompanies your application, subject to Our underwriting rules and Policy conditions. You may call or write Us at Our Home Office to obtain more information. We will direct initial premium payments designated for the variable subaccounts on the Issue Date to the Money Market Subaccount (Fidelity VIP Money Market Subaccount); premiums designated for the Fixed Account will be directed to that account.

Canceling a Policy (Free-look Right)

Initial Free-look. You may cancel a Policy during the free-look period by providing written notice of cancellation or returning the Policy to Us at Our Home Office or to the registered representative who sold it. The free-look period begins when you receive the Policy and generally expires at the end of the 30th day after you receive the Policy. This period will be longer if required by state law. If you decide to cancel the Policy during the free-look period, We will treat the Policy as if We never issued it. Within seven days after We receive the returned Policy, We will refund an amount equal to the greater of premium payments made or the sum of:

1.	The Policy Value as of the date We receive the returned Policy, plus

2.	Any premium charges deducted, plus

3.	Any Monthly Deductions charged against Policy Value; less

4.	Any policy loans or partial surrenders.

Ownership Rights

The Policy belongs to the Owner named in the application. While the Primary Insured is living, the Owner may exercise all of the rights and options described in the Policy. The Owner is the Primary Insured unless the application specifies a different person as the Primary Insured or the Owner is changed thereafter. If the Owner is not the Primary Insured and dies before the Primary Insured, ownership of the Policy will pass to the Owner’s estate, unless a contingent Owner has been designated or unless otherwise provided by policy endorsement. To the extent permitted by law, Policy benefits are not subject to any legal process for the payment of any claim against the payee, and no right or benefit will be subject to claims of creditors (except as may be provided by assignment).

Modifying the Policy

Any modification or waiver of Our rights or requirements under the Policy must be in writing

14	The American Family Variable Universal Life Prospectus

and authorized by Our president, one of Our vice presidents, Our secretary or Our assistant secretary. No agent or other person may bind Us by waiving or changing any provision contained in the Policy.

Upon notice to you, We may modify the Policy:

to conform the Policy, Our operations, or the Variable Account’s operations to the requirements of any law (or regulation issued by a government agency) to which the Policy, Our Company, or the Variable Account is subject;

to assure continued qualification of the Policy as a life insurance policy under the Federal tax laws; or

to reflect a change in the Variable Account’s operation.

If We modify the Policy, We will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that governs the Policy, We reserve the right to amend the provision to conform with these laws.

Administrative Issues

If you have submitted a check or draft to Our Home Office, We have the right to defer payment of surrenders, partial surrenders, death benefit proceeds, policy loan proceeds, or payments under a settlement option until the check or draft has been honored.

If mandated under applicable law, the Company may be required to block a policy owner’s account and thereby refuse to process any request for transfer, surrender, partial surrender, policy loan or death benefit proceeds, until instructions are received from the appropriate regulator. The Company may also be required to provide information about you and your account to government regulators.

15

Premiums

Minimum Initial Premium Payment

The minimum initial premium payment is due on or before the date the Policy is issued. No insurance will take effect until the minimum initial premium payment is made, and the health and other conditions of the Primary Insured described in the application must not have changed.

Premium Flexibility

When you apply for a Policy, you will elect to pay Planned Premium Payments on a quarterly, semiannual, or annual basis (Planned Premium Payments). We will then send you a Planned Premium Payment reminder notice as each planned payment becomes “due.” However, you do not have to pay premium payments according to any schedule. You have flexibility to determine the frequency and the amount of the premium payments you make, and you can change the Planned Premium Payment schedule at any time. If you are submitting a premium payment with a premium payment reminder notice, the address for payment will be enclosed with the notice. You may send premium payments without a premium reminder notice to Our Home Office. You may also choose to have premium payments automatically deducted monthly, quarterly, semiannually or annually from your bank account or other source under the electronic payment plan. Payment of the planned premiums does not guarantee that the Policy will remain in force. See “Policy Lapse and Reinstatement.”

You may not make any premium payments after the Policy’s Maturity Date. You may not make additional premium payments of less than $100. We have the right to:

1.	Limit or refund a premium payment that would disqualify the Policy as a life insurance contract under the Internal Revenue Code of 1986 as amended (the “Code”);

2.	Limit any increase in Planned Premium Payments;

3.	Limit the number and amount of additional premium payments and Planned Premium Payments; or

4.	Apply certain premium payments which exceed Minimum Premium as repayment of policy loans.

You can stop making premium payments at any time and your Policy will continue in force until the earlier of the Maturity Date, or the date when either: (1) the Primary Insured dies; (2) the grace period ends without a sufficient payment (see “Policy Lapse and Reinstatement”); or (3) We receive your written notice requesting a surrender of the Policy.

Your flexibility to make premium payments under the Policy will be limited if you add the Extended Benefit Protection Rider to your Policy. See “Supplemental Benefits and Riders.”

While a policy loan is outstanding, We will treat any premium payment We receive in excess of the Minimum Premium as repayment of the policy loan. See “Policy Loans.”

If mandated under applicable law, We may be required to reject a premium payment. We may also be required to provide information about you and your account to government regulators.

Minimum Premium Payment

The Minimum Premium is the monthly premium payment amount necessary to guarantee insurance coverage during the first five Policy Years. Your Policy’s schedule page will show a Minimum Premium amount for your Policy, which is based on the Primary Insured’s Issue Age, gender, death benefit option, underwriting class, Specified Amount, and Riders. The Minimum Premium may increase if you increase the Specified Amount or add supplemental benefits to your Policy. The Minimum Premium may decrease for any supplemental benefit you decrease or discontinue or if the Primary Insured’s Underwriting Class changes, or if you decrease the Specified Amount. See “Death Benefit—Changing the Specified Amount.”

After the fifth Policy Year, the guarantee of insurance coverage associated with the payment of the Minimum Premium will no longer be available. However, if you have elected the Extended Benefit Protection Rider and pay premiums (less any loan balance and partial surrenders) equal to or in excess of the cumulative extended benefit protection premium (as identified in the Rider) prior to the Monthly Deduction Day, the Policy will not lapse even if the Surrender Value is not sufficient to cover the Monthly Deduction. The Extended Benefit

16	The American Family Variable Universal Life Prospectus

Protection Rider is available only at Policy issue and for Policies under which Death Benefit Option 1 has been chosen. See the “Extended Benefit Protection Rider” for further information.

Premium Limitations

The Code provides for exclusion of the death benefit from a Beneficiary’s gross income if total premium payments do not exceed certain stated limits. In no event can the total of all premium payments under a Policy exceed these limits. We have established procedures to monitor whether aggregate premium payments under a Policy exceed those limits. If a premium payment is paid which would result in total premium payments exceeding these limits, We will accept only that portion of the premium payment which would make the total premiums equal the maximum amount which may be paid under the Policy. We will refund this excess to you.

The maximum premium payment limitations set forth in the Code depend in part upon the amount of the death benefit at any time. As a result, any Policy changes which affect the amount of the death benefit may affect whether cumulative premium payments under the Policy exceed the maximum premium limitations.

Tax-free Exchanges (1035 Exchanges)

We may accept as a premium payment, money from another life insurance contract that qualified for a tax free exchange under Section 1035 of the Code. When you apply for a Policy, we will require a premium payment amount sufficient to guarantee insurance coverage for the first two Policy Months. Additional premium payments may be needed to keep the policy in force if there is a delay in receiving the proceeds from your existing life insurance contract. We will apply the money from your existing life insurance contract to the Policy upon Our receipt of the proceeds. If you contemplate such an exchange, you should consult a tax adviser to discuss the potential tax effects of such a transaction.

Allocating Premiums

When you apply for a Policy, you must instruct Us in the application to allocate your net premium payments to one or more Subaccounts of the Variable Account and/or to the Fixed Account. Allocation percentages must be in whole numbers no less than 1% and the sum of the percentages must equal 100%.

For the first 40 days following the date We issue the Policy, We direct your premium payments allocated to the Variable Account to the Money Market Subaccount (Fidelity VIP Money Market Subaccount). At the end of the 40th day after issuance of the Policy, We allocate that value to the Subaccounts you selected. We direct your premium payments allocated to the Fixed Account to that account on the Issue Date.

We will allocate any subsequent net premium payment as of the date We receive it at Our Remittance Processing Center according to your current premium allocation instructions. Subsequent net premium payments received in connection with a request to increase the Specified Amount, add a rider, or increase the benefit amount under a rider would be allocated on the effective date of such change.

You can change the allocation instructions for future premium payments at any time, either in writing or over the phone if the appropriate authorization is in effect. The change will be effective on the Business Day on or next following the date We receive your written instructions at Our Home Office, or the date instructions are provided to Us over the telephone. We regard American Family Securities’ approval of any premium payment or transaction request, to the extent required by appropriate regulatory authorities, as a pre-condition for receipt of such payment or request.

Investment returns from amounts allocated to the Subaccounts will vary with the investment performance of the Subaccounts and will be reduced by Policy charges. You Bear the Entire Investment Risk for Amounts You Allocate to the Subaccounts. You should periodically review your allocation schedule in light of market conditions and your overall financial objectives.

17

Policy Values

Policy Value

The Policy Value serves as the starting point for calculating values under a Policy.

Policy Value:

equals the sum of all values in the Fixed Account, the Policy Loan Account, and in each Subaccount;

is determined first on the Issue Date and then on each Business Day (as of 4:00 p.m. Eastern Time); and

has no guaranteed minimum amount and may be more or less than premiums paid.

Surrender Value

The Surrender Value is the amount We pay to you when you surrender your Policy. We determine the Surrender Value at the end of the Valuation Period when We receive your written surrender request. This means that if We receive your written request for surrender at Our Home Office prior to the close of Our Business Day, usually 4:00 p.m. Eastern Time, We will determine the Surrender Value as of the close of business on that Business Day. If We receive your written request at or after the close of Our Business Day, We will determine the Surrender Value as of the close of business on the next Business Day.

Surrender Value at the end of any Business Day equals:

the Policy Value as of such date; minus

any surrender charge as of such date; minus

any policy loan balance.

Subaccount Value

At the end of any Valuation Period, the Policy Value in a Subaccount is equal to the number of accumulation units in the Subaccount multiplied by the accumulation unit value of that Subaccount.

The number of accumulation units in any Subaccount at the end of any Business Day equals:

the initial accumulation units purchased at the accumulation unit value on the Issue Date; plus accumulation units purchased with additional premiums; plus

accumulation units purchased via transfers from another Subaccount, the Fixed Account, or the Policy Loan Account; minus accumulation units redeemed to pay for Monthly Deductions, any transfer charge and interest deducted for any outstanding indebtedness; minus accumulation units redeemed to pay for partial surrenders; minus accumulation units redeemed as part of a transfer to another Subaccount, the Fixed Account, or the Policy Loan Account.

Every time you allocate or transfer money to or from a Subaccount, We convert that dollar amount into accumulation units. We determine the number of accumulation units We credit to, or subtract from, your Policy by dividing the dollar amount of the transaction by the accumulation unit value for that Subaccount at the end of the Valuation Period.

Accumulation Unit Value

The accumulation unit value for each Subaccount was arbitrarily set at $10 when the Subaccount began operations. Thereafter, the accumulation unit value at the end of every valuation period is the accumulation unit value at the end of the previous valuation period times the net investment factor, as described below. We determine an accumulation unit value for each Subaccount as of 4:00 p.m. Eastern Time each Business Day.

The net investment factor is an index applied to measure the investment performance of a Subaccount from one valuation period to the next. Each Subaccount has a net investment factor for each valuation period which may be greater or less than one. Therefore, the value of an accumulation unit may increase or decrease. The net investment factor for any Subaccount for any valuation period equals:

the portfolio net asset value, determined at the end of the current valuation period; plus the amount of any dividend or capital gains distributions; plus or minus

18	The American Family Variable Universal Life Prospectus

the per share charge or credit for any taxes attributable to the operation of the Subaccount; divided by the portfolio net asset value for the immediately preceding valuation period; minus a daily charge for the mortality and expense risk charge.

Fixed Account Policy Value

On the Issue Date, the Fixed Account Policy Value is equal to the net premiums allocated to the Fixed Account, less the portion of the first Monthly Deduction taken from the Fixed Account.

The Fixed Account Policy Value at the End of Any Business Day Is Equal To:

the net premium(s) allocated to the Fixed Account; plus

any amounts transferred to the Fixed Account; plus

interest credited to the Fixed Account; minus

amounts deducted to pay for Monthly Deductions; minus

amounts withdrawn from the Fixed Account; minus

amounts transferred from the Fixed Account to a Subaccount or the Policy Loan Account.

Interest will be credited to the Fixed Account daily as follows:

for amounts in the Fixed Account for the entire policy month, interest will be credited from the beginning to the end of the policy month;

for amounts allocated to the Fixed Account during the policy month, interest will be credited from the date the net premium or loan repayment is allocated to the end of the policy month;

for amounts transferred to the Fixed Account during the policy month, interest will be credited from the date of the transfer to the end of the policy month;

for amounts deducted or withdrawn from the Fixed Account during the policy month, interest will be credited from the beginning of the policy month to the date of deduction or withdrawal.

19

Death Benefit

Insurance Proceeds

As long as the Policy is in force, We will pay the Insurance Proceeds to the Beneficiary once We receive at Our Home Office satisfactory proof of the Insured’s death. We may require the return of the Policy. We will pay the Insurance Proceeds in a lump sum either by issuing a check or, at the Beneficiary’s option, by establishing a Retained Asset Account in the Beneficiary’s name, unless you or the Beneficiary have selected an alternative settlement option. The Retained Asset Account is similar to a checking account except that it is not insured by the FDIC or any other government agency. The Retained Asset Account is part of Our general account and is subject to the claims of Our creditors. We receive a benefit from all amounts left in the Retained Asset Account.

We will pay any Insurance Proceeds to the primary Beneficiary if he or she survives the Insured. We will pay the Insurance Proceeds to the contingent Beneficiary if he or she survives the Insured and there is no living primary Beneficiary at the time of the Insured’s death. If no Beneficiary is alive when the Insured dies, We will pay the Insurance Proceeds to the Owner, if living, or the Owner’s estate. See “Death Benefit—Settlement Options.”

Insurance Proceeds Equal:

the Death Benefit (described below); plus

any additional insurance provided by Rider; minus

any unpaid Monthly Deductions; minus

any outstanding indebtedness; minus

for Option 1 policies only, the amount of any partial surrender (including any partial surrender charges and processing fees) within 2 years of the Primary Insured’s death.

If all or part of the Insurance Proceeds are paid in one sum (by either a check or a Retained Asset Account) or through a settlement option, We will pay interest on this sum as required by applicable state law.

An increase in the Specified Amount may increase the Death Benefit, and a decrease in the Specified Amount may decrease the Death Benefit.

We may further adjust the amount of the Insurance Proceeds under certain circumstances.

We will generally pay the Insurance Proceeds within seven days after We receive at Our Home Office satisfactory proof of the Insured’s death. However, we may postpone payment of the Insurance Proceeds if:

the New York Stock Exchange is closed, other than customary weekend and holiday closing, or trading on the New York Stock Exchange is restricted as determined by the SEC; or

the SEC permits, by an order, the postponement of any payment for the protection of Owners; or

the SEC determines that an emergency exists that would make the disposal of securities held in the Variable Account or the determination of their value not reasonably practicable.

We have the right to defer payment of amounts from the Fixed Account for up to six months after receipt of the written notice. We will pay interest on any payment deferred as required under state law.

Death Benefit Options

The Policy provides two death benefit options: Option 1 and Option 2. We calculate the amount available under each death benefit option as of the date of the Primary Insured’s death. Under either option, the length of the death benefit coverage depends upon the Policy’s Surrender Value. See “Continuation of Insurance Coverage and Reinstatement.”

The Death Benefit under Option 1 is the greater of:

the Specified Amount; or

the Policy Value (determined on the date of the Primary Insured’s death) multiplied by the applicable percentage listed in the table below.

The Death Benefit under Option 2 is the greater of:

the Specified Amount plus the Policy Value (determined on the date of the Primary Insured’s death); or

the Policy Value (determined on the date of the Primary Insured’s death) multiplied by the applicable percentage listed in the table below.

20	The American Family Variable Universal Life Prospectus

For Option 1 only, the Specified Amount will be reduced by the amount of any partial surrenders including any partial surrender charge and partial surrender processing fee charged within two years of the date of death of the Primary Insured.

The Policy Value Percentage multiplied by the Policy Value determines the minimum death benefit required for the qualification of the Policy under Federal Tax Law. The Policy Value Percentages for each Attained Age are set forth below.

Attained Age	Policy Value%	Attained Age	Policy Value%
up to 40	250	61	128
41	243	62	126
42	236	63	124
43	229	64	122
44	222	65	120
45	215	66	119
46	209	67	118
47	203	68	117
48	197	69	116
49	191	70	115
50	185	71	113
51	178	72	111
52	171	73	109
53	164	74	107
54	157	75-90	105
55	150	91	104
56	146	92	103
57	142	93	102
58	138	94-99	101
59	134	100	100
60	130

Which Death Benefit Option to Choose. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing Death Benefit, you should choose Option 2. If you are satisfied with the amount of the Primary Insured’s existing insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the Policy Value, you should choose Option 1.

The amount of the Death Benefit may vary with the Policy Value.

Under Option 1, the Death Benefit will vary with the Policy Value whenever the Policy Value multiplied by the applicable percentage is greater than the Specified Amount.

Under Option 2, the Death Benefit will always vary with the Policy Value.

Changing Death Benefit Options

You may change death benefit options once per policy year with no additional charge while the Policy is in force. Changing the death benefit option may have tax consequences and may affect the Adjusted Policy Value and Specified Amount (which would affect the monthly cost of insurance charge). However, We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. You should consult a tax adviser before changing death benefit options.

Changing from Option 1 to Option 2 requires evidence of insurability satisfactory to Us and may increase your cost of insurance charge and therefore the Monthly Deduction. Your Policy may enter a 61-day grace period and possibly lapse (terminate without value) if the Surrender Value is not enough to pay the Monthly Deduction and other charges. See “Policy Lapse and Reinstatement.”

Option 2 is not available for policies with an Extended Benefit Protection Rider. If your Policy includes an Extended Benefit Protection Rider and you change from Option 1 to Option 2, the Rider will terminate on the effective date of the death benefit option change.

Changing the Specified Amount

You select the Specified Amount when you apply for the Policy. You may change the Specified Amount subject to the following conditions. We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. However, changing the Specified Amount may have tax consequences and you should consult a tax adviser before doing so.

Increasing the Specified Amount

Before Attained Age 80, you may increase the Specified Amount by submitting an application and providing evidence of insurability satisfactory to Us at Our Home Office.

21

Death Benefit (continued)

On the effective date of an increase, and taking the increase into account, the Surrender Value must be greater than or equal to the Monthly Deductions then due. If not, the increase will not occur until you pay sufficient additional premium to increase the Surrender Value.

An increase will be effective on the Monthly Deduction Day on or next following the date We approve your application, provided We have received any premium necessary to make the change.

The minimum increase is $15,000.

Increasing the Specified Amount of the Policy will increase your Minimum and Target Premium as well as your monthly cost of insurance.

Each increase in Specified Amount will begin a 14-year period during which a surrender charge will apply to the amount of the increase in Specified Amount. For example, if the Specified Amount is increased from $250,000 to $350,000 in the sixteenth Policy Year, only the amount of the increase in Specified Amount, $100,000, will be subject to a new 14-year surrender charge period.

The total net amount at risk will be increased, which will increase the monthly cost of insurance charges.

A different cost of insurance rate may apply to the increase in Specified Amount, based on the Primary Insured’s circumstances at the time of the increase.

Increasing the Specified Amount may increase the amount of the Target Premium, the Administrative Charge and the Premium Charge.

Decreasing the Specified Amount

You must submit a written request to decrease the Specified Amount or decrease or cancel a Rider.

You may decrease the Specified Amount or decrease or cancel a Rider once per policy year.

You may not decrease the Specified Amount below Our published minimum amount for the type of policy or Rider.

Any decrease will be effective on the Monthly Deduction Day on or next following the date We approve your request.

A decrease in Specified Amount will first be used to reduce the most recent increase, then the next most recent increases in succession, and then the initial Specified Amount.

We will not allow a decrease in Specified Amount if this decrease would cause the Policy to no longer qualify as life insurance under the Code.

Decreasing the Specified Amount may decrease the Minimum Premium.

Decreasing the Specified Amount may decrease the amount of the Target Premium, the cost of insurance and the Administrative Charge.

Settlement Options

In lieu of a lump sum payment on death, surrender, or maturity, you or the Beneficiary (upon your death) may elect one of the following settlement options, provided that at least $25,000 of proceeds is applied. Payment under the settlement options will not be affected by the investment performance of any Subaccounts after proceeds are applied. A guaranteed interest rate of 3.0% per year applies to all settlement options. We may pay additional interest in Our sole discretion.

Fixed Period. We will make equal periodic payments for a fixed period not less than 5 years and not longer than 30 years. If the payee dies before the period ends, the Beneficiary may elect one of the following options: payments for the remainder of the period, a lump sum payment or another fixed settlement option with a lesser fixed period.

Fixed Period and Life. We will make equal periodic payments for a guaranteed minimum period of not less than 10 years. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 10, 15, or 20 years. If the payee dies before the end of the guarantee period, the balance of the guaranteed payments will be paid to the Beneficiary.

Fixed Amount. We will make equal periodic payments of a definite amount. The amount We pay each period must be at least $20 for a period of not less than 5 years and not longer than 30 years. Payments will continue until the Proceeds are exhausted. The last payment will equal the amount of any unpaid Proceeds. If the payee dies

22	The American Family Variable Universal Life Prospectus

before the Proceeds are paid, the Beneficiary may elect one of the following options: payments for the remainder of the period, a lump sum payment or another settlement option with a lesser fixed period.

Joint and Survivor Lifetime Income. We will make equal periodic payments for the lifetime of two payees. Payments will continue as long as either payee is living. If both payees die before the end of the guarantee period, the Beneficiary may elect one of the following options: payments for the remainder of the period, a single sum payment or another settlement option with a lesser fixed period. The minimum guarantee period is ten years.

Installment Refund. Equal periodic payments are guaranteed for the lifetime of the payee. Payments are guaranteed to total no less than the amount of Proceeds or Death Benefit at the time that the payments start. If the payee dies before the guaranteed payments have been made, the remaining payment(s) will be paid to the Beneficiary.

Interest Income. The Proceeds are left with Us to earn interest for a fixed number of years or until the death of the payee or until the payee elects a lump sum payment or settlement option. We will pay the interest to the payee annually or at such other interval as agreed to by Us. We determine the rate of interest. The payee may withdraw all or part of the Proceeds at any time.

Even if the death benefit payable under the policy is excludible from income, payments under the settlement options may not be excludible in full. This is because earnings on the death benefit after the Primary Insured’s death are taxable and payments under the settlement options generally include such earnings. You should consult a tax advisor as to the tax treatment of payments under the settlement options.

Accelerated Death Benefit

Under the Accelerated Death Benefit Rider, you may receive an accelerated payment of part of the Policy’s death benefit when the Primary Insured develops a non-correctable medical condition which is expected to result in his or her death within 12 months (24 months in IL, KS and WA). If you elect to receive an accelerated payment under the Rider, We will assess an annual interest charge on the amount of the accelerated payment equal to the lower of A or B, where:

A is the greater of (1) the current yield on a 90 day treasury bill; or (2) the maximum statutory adjustable policy loan interest rate currently allowed under state law.

B is the current Policy Loan interest rate.

We deduct the interest charge from the insurance proceeds payable upon the Primary Insured’s death.

The Accelerated Death Benefit Rider provides for a maximum accelerated death benefit payment equal to the lesser of 75% of the Death Benefit under the Policy or $250,000. The accelerated death benefit paid will be reduced by any loan balance, and unpaid premiums due. For more information about the Accelerated Death Benefit Rider see “Supplemental Benefits and Riders—Accelerated Death Benefit Rider.”

Benefit Payable on Maturity Date

If the Primary Insured is living on the Maturity Date (at Primary Insured’s age 100), We will pay you the Policy Value less any loan balance and any unpaid Monthly Deductions. Insurance coverage under the Policy will then end. Payment will generally be made within seven days of the Maturity Date. You may elect to continue the Policy beyond Primary Insured’s Attained Age 100 under the extension of Maturity Date provision. Under this provision, the Maturity Date is the date of the Primary Insured’s death. See “Federal Tax Considerations.”

23

Surrenders and Partial Surrenders

Surrenders

You may request to surrender your Policy for its Surrender Value as calculated at the end of the Business Day when We receive your request, subject to the following conditions:

You must complete and sign a surrender request satisfactory to Us and send it to Us at Our Home Office. You may obtain a surrender form by calling Us at 1-800-MYAMFAM (1-800-692-6326).

The Primary Insured must be alive and the Policy must be in force when you make your request, and the request must be made before the Maturity Date. We may require that you return the Policy.

If you surrender your Policy during the first 14 Policy Years (or during the first 14 years after an increase in Specified Amount), you will incur a surrender charge. See “Charges and Deductions—Surrender Charge.”

Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated.

We will pay the Surrender Value to you in a lump sum within seven days after We receive your completed, signed surrender form absent other arrangements, unless the payment is from the Fixed Account. We may defer payment from the Fixed Account for the time allowed by law but not more than six months. We may also postpone payment of the Surrender Value under certain conditions as described in the “Payments We Make” section in the SAI.

A surrender may have tax consequences. See “Federal Tax Considerations—Tax Treatment of Policy Benefits.”

Partial Surrender

You may complete and sign a written request satisfactory to Us to withdraw up to 90% of the Surrender Value subject to the following conditions:

The Policy has Surrender Value.

You must request at least $250.

For each partial surrender, We deduct a partial surrender charge from Policy Value that remains in the Policy in proportion to the charge that would apply to a full surrender. We also deduct a processing fee $25, from the remaining Policy Value. See “Charges and Deductions—Partial Surrender Charge.” We determine the amount of any proportional surrender charge before We deduct the processing fee from Policy Value.

You may make up to four partial surrenders per policy year.

The Primary Insured must be alive and the Policy must be in force when you make your request, and this request must be made before the Maturity Date.

You can specify the Subaccount(s) and Fixed Account from which to make the partial surrender. Otherwise, We will deduct the amount (including any fee or charge) from the Subaccounts and the Fixed Account on a pro rata basis (that is, based on the proportion that the Policy Value in each Subaccount and the Fixed Account value bears to the unloaned Policy Value).

We will process the partial surrender at the accumulation unit values next determined after We receive your request. This means that if We receive your request for partial surrender prior to 4:00 p.m. Eastern Time, We will process the request at the accumulation unit values determined as of 4:00 p.m. Eastern Time that Business Day. If We receive your request for partial surrender at or after 4:00 p.m. Eastern Time, We will process the request at the accumulation unit values determined as of 4:00 p.m. Eastern Time on the following Business Day.

We generally will pay a partial surrender request within seven days after the Business Day when We receive the request. We may postpone payment of a partial surrender under certain conditions as described in the “Payments We Make” section in the SAI.

Effect of Partial Surrenders

A partial surrender can affect the Adjusted Policy Value (which is used to calculate the cost of insurance charge (see “Charges and Deductions—Monthly Deduction”)).

For Option 1 only, the Death Benefit will be reduced by the amount of any partial surrenders including any partial surrender charge and

24	The American Family Variable Universal Life Prospectus

processing fee charged within two years of the date of death of the Primary Insured.

If a partial surrender would cause the Policy to fail to qualify as life insurance under the Code, We will not allow the partial surrender.

Partial surrenders may have tax consequences. See “Federal Tax Considerations—Tax Treatment of Policy Benefits.”

25

Transfers

You may make transfers between and among the Subaccounts and the Fixed Account. We determine the amount you have available for transfers at the end of the valuation period when We receive your request at Our Home Office. The following features apply to transfers under the Policy:

You may request a transfer of up to 100% of the Policy Value from one Subaccount to another Subaccount or to the Fixed Account in writing or by phone if the appropriate authorization is in effect.

You	must transfer at least $250 or the total Policy Value in the Subaccount or Fixed Account less any policy loan, if less than $250.

You may transfer amounts among the Subaccounts an unlimited number of times in a Policy Year, subject to Our limitations on frequent transfer activity and portfolio limitations on the frequent purchase and redemption of shares.

We deduct a $25 charge from the amount transferred for the 13th and each additional transfer in a Policy Year. Transfers due to dollar cost averaging, automatic asset reallocation, policy loans, or the initial reallocation of Policy Value from the Money Market Subaccount (Fidelity VIP Money Market Subaccount) do not count as transfers for the purpose of assessing the transfer charge.

For purposes of assessing the transfer charge, We consider all telephone and/or written requests processed on the same day to be a single transfer, regardless of the number of Subaccounts (or Fixed Account) affected by the transfer(s).

We process transfers based on accumulation unit values determined at the end of the Business Day when We receive your transfer request. This means that if We receive your transfer request prior to 4:00 p.m. Eastern Time, We will process the request at the accumulation unit values determined as of 4:00 p.m. Eastern Time that Business Day. If We receive your transfer request at or after 4:00 p.m. Eastern Time, We will process the request at the accumulation unit values determined as of 4:00 p.m. Eastern Time on the following Business Day. We treat telephone requests as having been received once the telephone transmission ends.

(For Oregon Policies only) Each transfer after the twelfth transfer in a Policy Year is subject to our approval.

Transfers from the Fixed Account:

You may make only one transfer per year from the Fixed Account to the Subaccounts.

The Fixed Account Policy Value after a transfer from the Fixed Account must at least equal any loan balance.

If a transfer causes the Policy Value in the Fixed Account to fall below $1,000, We will transfer the full Policy Value.

We reserve the right to limit, revoke or modify the transfer privilege at any time.

Dollar Cost Averaging

You may elect to participate in a dollar cost averaging program in the application or by completing an election form and sending it to Our Home Office. Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your premium into the Subaccounts over a period of time by systematically and automatically transferring, on a monthly, quarterly, semi-annual or annual basis, specified dollar amounts from the Money Market Subaccount (Fidelity VIP Money Market Subaccount) into any other Subaccount(s). This allows you to potentially reduce the risk of investing most of your premium payment into the Subaccounts at a time when prices are high. We do not assure the success of this strategy, and success depends on market trends. We cannot guarantee that dollar cost averaging will result in a profit or protect against loss. You should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high.

There is no additional charge for dollar cost averaging. You cannot elect dollar cost averaging if you are participating in the automatic asset reallocation program. We may modify, suspend, or discontinue the dollar cost averaging program at any time.

Automatic Asset Reallocation

You may elect to participate in an automatic asset reallocation program in the application or by

26	The American Family Variable Universal Life Prospectus

completing an election form and sending it to our Home Office. Under the automatic asset reallocation program We will automatically transfer amounts monthly, quarterly, semi-annually or annually to maintain a particular percentage allocation among the Subaccounts. Policy Value allocated to each Subaccount will grow or decline in value at different rates. Over time, this method of investing may help you buy low. The automatic asset reallocation program does not guarantee gains, nor does it assure that you will not have losses. The Fixed Account does not participate in this program.

There is no additional charge for the automatic asset reallocation program. You cannot elect automatic asset reallocation if you are participating in the dollar cost averaging program. We may modify, suspend, or discontinue the automatic asset reallocation program at any time.

Additional Limitations on Transfers

When you make a request to transfer Policy Value from one Subaccount to another, your request triggers the purchase and redemption of shares of the affected portfolios. Therefore, an Owner who makes frequent transfers among the Subaccounts available under this Policy causes frequent purchases and redemptions of shares of the portfolios.

Frequent purchases and redemptions of shares of the portfolios may dilute the value of the shares if the frequent trading involves an effort to take advantage of the possibility of a lag between a change in the value of the securities the portfolio holds and the reflection of that change in the portfolio’s share price. This strategy, sometimes referred to as “market timing,” involves an attempt to buy shares of a portfolio at a price that does not reflect the current market value of the securities the portfolio holds, and then to realize a profit when the shares are sold the next business day or thereafter. In addition, frequent purchases and redemptions of shares of the portfolios may increase brokerage and administrative costs of the portfolios, and may disrupt a portfolio’s management strategy, requiring it to maintain a high cash position and possibly resulting in lost opportunity costs and forced liquidations.

For the reasons discussed, frequent transfers by an Owner among the Subaccounts may adversely affect the long-term performance of the portfolios, which may, in turn, adversely affect other Owners and other persons who may have material rights under the Policy (e.g., Beneficiaries). We endeavor to protect long-term Owners by maintaining policies and procedures to discourage frequent transfers among Subaccounts under the Policies, and have no arrangements in place to permit any Owner to engage in frequent transfer activity. If you wish to engage in such strategies, do not purchase this Policy.

If We determine that you are engaging in frequent transfer activity among the Subaccounts, We may, without prior notice, limit your right to make transfers. We monitor for frequent transfer activity among the Subaccounts based upon established parameters that are applied consistently to all Owners. Such parameters may include, without limitation, the length of the holding period between transfers into a Subaccount and transfers out of the Subaccount, the number of transfers in a specified period, the dollar amount of transfers, and/or any combination of the foregoing. For purposes of applying the parameters used to detect frequent transfers, We may aggregate transfers made in two or more Policies that we believe are related (e.g., two Policies with the same owner or owned by spouses or by different partnerships or corporations that are under common control). We do not apply Our policies and procedures to discourage frequent transfers to the dollar cost averaging or automatic asset reallocation programs.

If transfer activity violates Our established parameters, We will apply restrictions that We reasonably believe will prevent any disadvantage to other Owners and persons with material rights under a Policy. We will not grant waivers or make exceptions to, or enter into special arrangements with, any Owners who violate these parameters, although We may vary our policies and procedures among Our other variable insurance policies and separate accounts and may be more restrictive with regard to certain variable policies or Subaccounts than others. Because Our policies and procedures are discretionary and may differ among variable insurance policies and separate accounts it is possible that some Owners may engage in frequent transfer activity while others may bear the harm associated with such activity. We also reserve the right not to take action with respect to frequent transfer activity. If We

27

Transfers (continued)

impose any restrictions on your transfer activity, We will notify you in writing. Restrictions that We may impose include, without limitation:

limiting the frequency of transfers to not more than once every 30 days;

requiring	you to make your transfer requests in writing through the U.S. Postal Service, or otherwise restricting telephone transfer privileges; or

refusing to act on instructions of an agent acting under a power of attorney on your behalf; or

refusing or otherwise restricting any transfer request that We believe alone, or with a group of transfer requests, may have a detrimental effect on the Variable Account or the portfolios.

Please note that the limits and restrictions described here are subject to Our ability to monitor transfer activity. Our ability to detect harmful transfer activity may be limited by operational and technological systems, as well as by Our ability to predict strategies employed by Owners (or those acting on their behalf) to avoid detection. As a result, despite Our efforts to prevent frequent transfers among the Subaccounts available under this Policy, there is no assurance that We will be able to detect and/or to deter the frequent transfers of such Owners or intermediaries acting on behalf of Owners.

We may revise Our policies and procedures in Our sole discretion, at any time and without prior notice, as We deem necessary or appropriate to better detect and deter harmful trading activity that may adversely affect other Owners, other persons with material rights under the Policies, or portfolio shareholders generally, to comply with state or federal regulatory requirements, or to impose additional or alternative restrictions on Owners engaging in frequent transfer activity among the Subaccounts under the Policy. We may not honor transfer requests if any Subaccount that would be affected by the transfer is unable to purchase or redeem shares of its corresponding portfolio. If a portfolio’s policies and procedures require it to restrict or refuse transactions by the Variable Account as a result of activity initiated by you, We will inform you (and any third party acting on your behalf) of actions taken to affect your transfer activity. In addition, a portfolio’s policies and procedures may provide for the imposition of a redemption fee and We may be required to provide to the portfolio or its designee, promptly upon request, certain information about the trading activity of individual policy owners, and to restrict or prohibit further purchases or transfers by specific policy owners identified by the portfolio as violating its policies and procedures.

The portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the portfolios describe any such policies and procedures. The frequent trading policies and procedures of a portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other portfolios and the policies and procedures We have adopted to discourage frequent transfers among the Subaccounts. Owners should be aware that We may not have the contractual obligation or the operational capacity to monitor Owners’ transfer requests and apply the frequent trading policies and procedures of the respective portfolios that would be affected by the transfers. Accordingly, Owners and other persons who have material rights under the Policies should assume that the sole protection they may have against potential harm from frequent transfers is the protection, if any, provided by the policies and procedures We have adopted to discourage frequent transfers among the Subaccounts.

Owners and other persons with material rights under the Policies also should be aware that the purchase and redemption orders received by the portfolios generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts funding variable insurance policies. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance policies. The omnibus nature of these orders may limit the portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the portfolios will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may invest in the portfolios. These other insurance companies are responsible for establishing their own policies and procedures to monitor for frequent transfer activity. If their policies and procedures fail to successfully discourage frequent transfer activity,

28	The American Family Variable Universal Life Prospectus

it will affect other owners of portfolio shares, as well as the policy owners of all of the insurance companies, including American Family, whose subaccounts correspond to the affected portfolios. In addition, if a portfolio believes that an omnibus order We submit may reflect one or more transfer requests from Owners engaged in frequent transfer activity, the portfolio may reject the entire omnibus order and thereby interfere with Our ability to satisfy Our contractual obligations to Owners.

We may apply the restrictions in any manner reasonably designed to prevent transfers that We consider disadvantageous to other Owners.

In Our sole discretion, We may revise our market timing procedures at any time without prior notice. We also reserve the right to implement and administer redemption fees imposed by one or more of the Funds and provide transaction information to the Funds in the future.

29

Policy Loans

While the Policy is in force, you may submit a request to borrow money from Us using the Policy as the only collateral for the policy loan. You may increase your risk of lapse if you take a policy loan. A policy loan that is taken from, or secured by, a Policy may have tax consequences.

Policy Loan Conditions

You may take a policy loan from your Policy. You may take a Preferred Policy Loan, up to the amount your Surrender Value exceeds premium payments, at any time. You may take a Non-Preferred Policy Loan at any time. The maximum policy loan amount you may take is 90% of the Surrender Value.

We charge you a maximum annual interest rate of 8.00% (“charged interest rate”) on your policy loan.

Amounts in the Policy Loan Account earn interest at an annual rate guaranteed not to be lower than 8.0% for Preferred Policy Loans and 6% for Non-Preferred Policy Loans. Currently, We credit amounts held in the Policy Loan Account with an effective annual rate of interest of 8% for Preferred Policy Loans and an effective annual rate of interest of 6% for Non-Preferred Policy Loans.

As collateral for your policy loan, We will allocate an amount equal to the policy loan (“policy loan amount”) from the Variable Account and Fixed Account to the Policy Loan Account. You may tell Us how to allocate the policy loan amount among the Subaccounts and the Fixed Account. If you do not, We will allocate the policy loan amount among the Subaccounts and the Fixed Account on a pro rata basis based on the Policy Value of each account less any policy loan balance. The value in the Policy Loan Account must be at least as great as the policy loan balance.

You may repay all or part of your indebtedness at any time while the Primary Insured is alive and the Policy is in force. Upon each policy loan repayment, We will allocate an amount equal to the policy loan repayment (but not more than the amount of the policy loan balance) from the Policy Loan Account back to the Subaccounts and/or Fixed Account according to the current premium allocation percentages, unless otherwise directed by the Owner. We will apply premium payments which exceed Minimum Premium as repayment of policy loans.

A policy loan, whether or not repaid, affects the Policy, the Policy Value, the Surrender Value, and the death benefit. As long as a policy loan is outstanding, We hold an amount as collateral for the policy loan in the Policy Loan Account. This amount is not affected by the investment performance of the Subaccounts and may not be credited with the interest rates accruing on the Fixed Account. We deduct any indebtedness from the Surrender Value upon surrender or lapse, and from the insurance proceeds payable on the Primary Insured’s death.

We normally pay the policy loan amount within seven days after We receive a proper policy loan request at Our Home Office. We may postpone payment of policy loans under certain conditions as described in the SAI.

Each policy loan must be at least $250.

Policy loans may have tax consequences. See “Federal Tax Considerations.”

30	The American Family Variable Universal Life Prospectus

Telephone Requests

We may accept telephone instructions from you regarding transfers, dollar cost averaging, automatic asset reallocation and policy loans, subject to the following conditions:

You must complete and sign Our telephone request form and send it to Us. You may obtain a telephone request form from Us by forwarding a written request to our Home Office at the address listed on the first page of this prospectus or by calling Us at 1-800-MYAMFAM (1-800-692-6326). You also may authorize Us in the application or by written notice to act upon transfer instructions given by telephone.

We will employ reasonable procedures to confirm that telephone instructions are genuine.

If We follow these procedures, We are not liable for any loss, damage, cost, or expense from complying with telephone instructions We reasonably believe to be authentic. You bear the risk of any such loss. If We do not employ reasonable confirmation procedures, We may be liable for losses due to unauthorized or fraudulent instructions.

These procedures may include requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to you, and/or recording telephone instructions received from you.

We reserve the right to limit, revoke or modify telephone instructions at any time for any class of policies for any reason.

CAUTION: Telephone transfer privileges may not always be available. Telephone systems can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay Our receipt of your request. If you are experiencing problems, you should make a written request to Our Home Office.

31

Continuation of Insurance Coverage and Reinstatement

Lapse

Your Policy may enter a 61-day grace period and possibly lapse (terminate without value) if the Surrender Value is not enough to pay the Monthly Deduction and other charges. If you have taken a policy loan, then your Policy also will enter a grace period (and possibly lapse) whenever your indebtedness reduces the Surrender Value to zero.

Your Policy will remain in force:

1.	During the first five Policy Years, if you pay premiums (less any policy loan balance and partial surrenders) equal to or in excess of the Minimum Premium (Any increase in Specified Amount in the first five Policy Years would be covered from the date of the increase until the end of the five year period. An increase in Specified Amount will increase the amount of the Minimum Premium.);

2.	If an Extended Benefit Protection Rider is in effect and you meet certain conditions; or

3.	If you make a payment sufficient to cover the outstanding Monthly Deductions and any policy loan interest due before the end of the grace period.

If your Policy enters a grace period, We will mail a notice to your last known address and to any assignee and/or irrevocable beneficiary of record. The 61-day grace period begins on the date of the notice. The notice will indicate that the payment amount sufficient to cover the outstanding Monthly Deductions and any policy loan interest due is required and will also indicate the final date by which We must receive the payment to keep the Policy in force. If We do not receive the required premium payment by the end of the grace period, all coverage under the Policy will terminate and you will receive no benefits. You may reinstate a lapsed Policy if you meet certain requirements. If any Insured dies during the grace period, We will pay the Insurance Proceeds less any outstanding Monthly Deductions.

Reinstatement

Unless you have surrendered your Policy, you may apply for reinstatement of a lapsed Policy at any time while the Primary Insured is alive and within three years after the date the policy terminated by submitting all of the following items to Us at Our Home Office:

1.	A written notice requesting reinstatement;

2.	Evidence of insurability for each Insured We deem satisfactory; and

3.	Sufficient premium payment to keep the Policy in force for at least three months. If the Policy lapses in the first five Policy Years, this could include any past due Minimum Premium, policy loan interest and administrative charge.

The effective date of reinstatement will be the date We approve your application for reinstatement. The reinstated Policy will have the same Policy Date as it had prior to the lapse. Upon reinstatement, the Policy Value will be based upon the net premium payment used to reinstate the Policy.

Once the Policy lapses, you cannot reinstate the Extended Benefit Protection Rider.

32	The American Family Variable Universal Life Prospectus

The Company and the Fixed Account

American Family Life Insurance Company

We are a stock life insurance company. We are located at 6000 American Parkway, Madison, Wisconsin 53783-0001.

The Fixed Account

The Fixed Account is part of Our general account. We own the assets in the general account, and We use these assets to support Our insurance and annuity obligations other than those funded by Our separate accounts. These assets are subject to Our general liabilities from business operations. Subject to applicable law, We have sole discretion over investment of the Fixed Account’s assets. We bear the full investment risk for all amounts allocated or transferred to the Fixed Account. We guarantee that the amounts allocated to the Fixed Account will be credited interest daily at a net effective annual interest rate of at least 3%. The principal, after charges and deductions, is also guaranteed. We will determine any interest rate credited in excess of the guaranteed rate at Our sole discretion. The Fixed Account will not share in the investment performance of Our general account.

Each Policy Year, We, in Our sole discretion, will establish a current interest rate that will be credited to amounts held in the Fixed Account for the duration of the Policy Year. For each amount allocated or transferred to the Fixed Account, We will apply the then current interest rate to such amount to the end of the Policy Year. At the end of the Policy Year, We reserve the right to declare a new current interest rate on such amounts and accrued interest thereon. You assume the risk that interest credited to amounts in the Fixed Account may not exceed the minimum 3% guaranteed rate.

We Have Not Registered the Fixed Account with the Securities and Exchange Commission, and the Staff of the Securities and Exchange Commission Has Not Reviewed the Disclosure in this Prospectus Relating to the Fixed Account.

33

The Variable Account and the Portfolios

The Variable Account

We established American Family Variable Account I as a separate investment account under Wisconsin law on August 7, 2000. The Variable Account is registered with the SEC as a unit investment trust separate account. We own the assets in the Variable Account and We are obligated to pay all benefits under the Policies. We may use the Variable Account to support other variable life insurance policies We issue. We have divided the Variable Account into Subaccounts, each of which invests in shares of one portfolio of the following funds:

Fidelity Variable Insurance Products Fund

Vanguard Variable Insurance Fund

The Subaccounts buy and sell portfolio shares at net asset value. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

Income, gains, and losses, whether or not realized, from assets allocated to the Variable Account will be credited to or charged against the Variable Account without regard to Our other income, gains, or losses. Income, gains, and losses credited to, or charged against, a Subaccount reflect the Subaccount’s own investment performance and not the investment performance of Our other assets. The Variable Account assets are held separate from Our other assets and are not part of Our general account. We may not use the Variable Account’s assets to pay any of Our liabilities other than those arising from the Policies. If the Variable Account’s assets exceed the reserves We are required to maintain under state insurance law on behalf of the Variable Account and any other liabilities arising from policies funded by the Variable Account, We may transfer the excess to Our general account. The Variable Account may include other Subaccounts that are not available under the Policies and are not discussed in this prospectus.

If investment in the funds or a particular portfolio is no longer possible or in Our judgment becomes inappropriate for the purposes of the Variable Account, We may substitute another fund or portfolio without your consent. The substitute fund or portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future premiums, or both. However, no such substitution will be made without any necessary approval of the SEC. Furthermore, We may close Subaccounts or allocations of premiums or Policy Value, or both, at any time in Our sole discretion. The funds, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts.

In addition, We reserve the right to make other structural and operational changes affecting the Variable Account. See “Additional Information—Changes to the Variable Account.”

34	The American Family Variable Universal Life Prospectus

The Portfolios

The Variable Account invests in shares of certain portfolios. Each portfolio’s assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio.

The following table summarizes each portfolio’s investment objective(s) and identifies its investment adviser (and subadviser, if applicable). There is no assurance that any of the portfolios will achieve its stated objective(s). You can find more detailed information about the portfolios, including a description of risks and expenses, in the prospectuses for the portfolios that accompany this prospectus. You should read these prospectuses carefully.

Portfolio	Investment Objective and Investment Adviser
Fidelity VIP Contrafund® (Service Class 2)	Investment Objective: Seeks long-term capital appreciation. Investment Adviser: Fidelity Management & Research Company.
Fidelity VIP Equity-Income (Service Class 2)

Investment Objective: Seeks reasonable income. The Fund will also consider the potential for capital appreciation. The Fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor’s 500SM Index (S&P 500®).

Investment Adviser: Fidelity Management & Research Company.

Fidelity VIP Growth & Income (Service Class 2)	Investment Objective: Seeks high total return through a combination of current income and capital appreciation. Investment Adviser: Fidelity Management & Research Company.
Fidelity VIP Growth (Service Class 2)	Investment Objective: Seeks to achieve capital appreciation. Investment Adviser: Fidelity Management & Research Company.
Fidelity VIP Investment Grade Bond (Service Class)

Investment Objective: Seeks as high a level of current income as is consistent with preservation of capital. The portfolio normally invests at least 80% of its assets in investment grade debt securities and repurchase agreements for those securities.

Investment Adviser: Fidelity Management & Research Company.

Fidelity VIP Mid Cap (Initial Class)

Investment Objective: Seeks long-term growth of capital. The Portfolio normally invests at least 80% of its assets in securities of companies with medium market capitalizations.

Investment Adviser: Fidelity Management & Research Company.

35

The Portfolios (continued)

Portfolio	Investment Objective and Investment Adviser
Fidelity VIP Money Market (Initial Class)

Investment Objective: Seeks as high a level of current income as is consistent with the preservation of capital and liquidity. An investment in the Money Market Portfolio is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any government agency. During extended periods of low interest rates, the yield of a money market subaccount may also become extremely low and possibly negative.

Investment Adviser: Fidelity Management & Research Company.

Vanguard VIF International

Investment Objective: The Portfolio seeks to provide long-term capital appreciation by investing predominantly in the stocks of companies located outside the United States.

Investment Adviser: Schroder Investment Management North America Inc. and Baillie Gifford Overseas Ltd.

Vanguard VIF Small Company Growth

Investment Objective: The Portfolio seeks long-term appreciation of capital by investing primarily in small-capitalization stocks of companies that are considered to offer favorable prospects for growth and price appreciation.

Investment Adviser: Granahan Investment Management, Inc. and Vanguard Quantitative Equity Group.

These portfolios are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of certain portfolios available under the Policy are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance of the portfolios available under the Policy may be lower or higher than the investment performance of these other (publicly available) portfolios. There can be no assurance, and We make no representation, that the investment performance of any of the portfolios available under the Policy will be comparable to the investment performance of any other portfolio, even if the other portfolio has the same investment adviser or manager, the same investment objectives and policies, and a very similar name.

We do not provide any investment advice and do not recommend or endorse any particular portfolio. You bear the risk of any decline in the policy value of your Policy resulting from the performance of the portfolios you have chosen.

Portfolio Management Fees and Charges

Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. In addition, four portfolios deduct 12b-1 fees. See the Annual Portfolio Operating Expenses table in this prospectus and the prospectuses for the portfolios.

We select the portfolios offered through the Policy based on several criteria, including asset class coverage, the strength of the investment adviser’s reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor We consider during the selection process is whether the portfolio’s investment adviser or an affiliate will make payments to Us or Our affiliates. We review the portfolios periodically and may remove a portfolio or limit its availability to new premium payments and/or trans-

36	The American Family Variable Universal Life Prospectus

fers of Policy Value if we determine that the portfolio no longer meets one or more of the selection criteria and/or if the portfolio has not attracted significant allocations from Owners.

We receive compensation from certain investment advisers and/or administrators (and/or an affiliate thereof) of the portfolios in connection with administrative services and cost savings experienced by the investment advisers, administrators or affiliates. Such compensation may range up to 0.30% and is based on a percentage of assets of the particular portfolios attributable to the Policy. Some advisers, administrators, or portfolios may pay Us more than others. American Family Securities, LLC, our wholly owned subsidiary broker-dealer, also receives a portion of the 12b-1 fees deducted from certain funds’ portfolio assets as reimbursement for providing certain services permitted under the 12b-1 plans of those portfolios. The 12b-1 fees are deducted from the assets of the portfolio and decrease the portfolio’s investment return.

Please read the portfolio prospectuses to obtain more complete information regarding the portfolios. Keep these prospectuses for future reference.

Changes to the Variable Account

Where permitted by applicable law, We reserve the right to make certain changes to the structure and operation of the Variable Account, including, among others, the right to:

1.	Remove, combine, or add Subaccounts and make the new Subaccounts available to you at Our discretion;

2.	Transfer assets supporting the Policies from one Subaccount to another or from the Variable Account to another separate account;

3.	Combine the Variable Account with other separate accounts, and/or create new separate accounts;

4.	Deregister the Variable Account under the Investment Company Act of 1940, or operate the Variable Account as a management investment company under the Investment Company Act of 1940, or as any other form permitted by law;

5.	Restrict or eliminate voting rights of Owners or other persons having voting rights as to the Variable Account; and

6.	Modify the provisions of the Policy to comply with applicable law.

We will not make any such changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes.

Voting Portfolio Shares

Even though We are the legal owner of the portfolio shares held in the Subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, We will vote Our shares only as Owners instruct, so long as such action is required by law.

We will ask you to instruct Us on how to vote and to return your proxy to Us in a timely manner. You will have the right to instruct Us on the number of portfolio shares that corresponds to the amount of Policy Value you have in that portfolio (as of a date set by the portfolio).

If We do not receive voting instructions on time from some Owners, We will vote those shares in the same proportion as the timely voting instructions We receive. Proportional voting may result in a small number of policy owners determining the outcome of a vote. Should Federal securities laws, regulations, or interpretations change, We may elect to vote portfolio shares in Our own right. If required by state insurance officials, or if permitted under Federal regulation, under certain circumstances We may disregard certain Owner voting instructions. If We ever disregard voting instructions, We will send you a summary in the next annual report to Owners advising you of the action and the reasons We took this action.

37

Charges and Deductions

We make certain charges and deductions under the Policy. These charges and deductions compensate Us for: (1) services and benefits We provide; (2) costs and expenses We incur; and (3) risks We assume.

Services and Benefits We Provide:

the death benefit, cash, and policy loan benefits under the Policy investment options, including premium payment allocations

administration of elective options

the distribution of reports to Owners

Costs and Expenses We Incur:

costs associated with processing and underwriting applications, and with issuing and administering the Policy (including any Riders)

overhead and other expenses for providing services and benefits, and sales and marketing expenses, including compensation paid in connection with the sale of the Policies other costs of doing business, such as collecting premium payments, maintaining records, processing claims, effecting transactions, and paying Federal, state, and local premium and other taxes and fees

Risks We Assume:

that the cost of insurance charges We may deduct are insufficient to meet Our actual claims because Insureds die sooner than We estimate that the costs of providing the services and benefits under the Policies exceed the charges We deduct

Premium Charge

Prior to allocation of a premium payment, We deduct a charge from each premium payment to compensate Us for distribution expenses, certain taxes, and other administrative expenses. We credit the remaining amount (the net premium) to your Policy’s Policy Value according to your allocation instructions.

The Premium Charge is 5% of premiums paid in all Policy Years.

Mortality and Expense Risk Charge

We deduct a daily charge from each Subaccount to compensate Us for certain mortality and expense risks We assume, as well as other administrative expenses. The mortality risk is that the Primary Insured will live for a shorter time than We project. The expense risk is that the expenses that We incur will exceed the administrative charge limits We set in the Policy.

This charge is equal to an annual rate of 0.45% of the average daily net assets of the Variable Account in Policy Years 1-15, and 0% thereafter. We reserve the right to increase this charge to a maximum annual rate of 0.90% for all Policy Years. We will notify you in writing at least 60 days in advance of any such increase.

If this charge does not cover Our actual costs, We may absorb any such loss. Conversely, if the charge more than covers actual costs, the excess is added to Our surplus. We expect to profit from this charge and may use these profits for any lawful purpose including covering distribution expenses.

Monthly Deduction

We deduct a Monthly Deduction from the Policy Value on the Monthly Deduction Day to compensate Us for administrative expenses and for the Policy’s insurance coverage. We will make deductions from the Policy Value in each Subaccount and the Fixed Account on a pro rata basis (i.e., in the same proportion that the Policy Value in each Subaccount and the Fixed Account bears to the unloaned Policy Value on the Monthly Deduction Day). Because portions of the Monthly Deduction (such as the cost of insurance) can vary from month-to-month, the Monthly Deduction will also vary.

The Monthly Deduction has four components:

the cost of insurance charge;

the policy fee;

the Administrative Charge; and

costs of any Riders.

Cost of Insurance Charge

We assess a monthly cost of insurance charge.

38	The American Family Variable Universal Life Prospectus

The charge depends on a number of variables (Primary Insured’s Issue Age, gender, death benefit option chosen, Underwriting Class, Policy Year, and Specified Amount) that would cause it to vary from Policy to Policy and from Monthly Deduction Day to Monthly Deduction Day. Your Policy includes a table of the guaranteed cost of insurance charges applicable to your Policy.

For Death Benefit Option One the cost of insurance on any Monthly Deduction Day is equal to (A – B) × C where:

A is the death benefit on the Monthly Deduction Day, divided by 1.0024662;

B is the Policy’s Adjusted Policy Value on the Monthly Deduction Day; and

C is the applicable cost of insurance rates on the Monthly Deduction Day divided by 1,000.

For example, considering a level annual premium payment of $1,500 under Death Benefit Option One for a Policy with a Policy Value of $30,970.63 and Specified Amount of $125,000 on a male Insured in the Non-Nicotine underwriting class with an Issue Age of 35, if the Death Benefit is the Specified Amount, during the twentieth Policy Year at Attained Age 54, the cost of insurance charge on the first Monthly Deduction Day would be $37.84. The cost of insurance charge is calculated by subtracting $32,389.63 (Adjusted Policy Value on the Monthly Deduction Day) from $124,692.48 (Specified Amount ($125,000) divided by 1.0024662) and multiplying that amount, $92,302.85 by .41 (cost of insurance rate on the Monthly Deduction Date) and dividing by 1,000.

For Death Benefit Option Two the cost of insurance on any Monthly Deduction Day is equal to (A – B) × C where:

A is the death benefit on the Monthly Deduction Day plus the Policy’s Adjusted Policy Value on the Monthly Deduction Day divided by 1.00246627;

B is the Policy’s Adjusted Policy Value on the Monthly Deduction Day; and

C is the applicable cost of insurance rates on the Monthly Deduction Day divided by 1,000.

For example, considering a level annual premium payment of $1,500 under Death Benefit Option Two for a Policy with a Policy Value of $30,302.17 and Specified Amount of $125,000 on a male Insured in the Non-Nicotine underwriting class with an Issue Age of 35, if the Death Benefit is the Specified Amount plus the Policy Value, during the twentieth Policy Year at Attained Age 54, the cost of insurance charge on the first Monthly Deduction Day would be $51.09. The cost of insurance charge is calculated by subtracting $31,721.17 (Adjusted Policy Value on the Monthly Deduction Day) from $156,335.62 (Specified Amount ($125,000) plus Adjusted Policy Value divided by 1.0024662) and multiplying that amount, $124,614.45 by .41 (cost of insurance rate on the Monthly Deduction Date) and dividing by 1,000.

Adjusted Policy Value. The Adjusted Policy Value for the Policy is the Policy Value reduced by the monthly cost of any Riders (except a Waiver of Monthly Deductions Rider), the separate policy fee and the Administrative Charge.

Cost of Insurance Rates. The cost of insurance rates include charges for mortality risk, taxes, issue, maintenance and administrative expenses. The rates will never be greater than the guaranteed cost of insurance rates stated in your Policy. These guaranteed rates are based on the 2001 Commissioner’s Standard Ordinary Mortality Table and the Primary Insured’s Issue Age and underwriting class. Any change in the cost of insurance rates will apply to all persons of the same Attained Age, underwriting class, gender, and number of full years insurance has been in force.

In general the longer you own your Policy, the higher the cost of insurance rate will be as the Primary Insured grows older. Also our cost of insurance rates will generally be lower if the Primary Insured is a female than if a male. Similarly, our current cost of insurance rates are generally lower for non-nicotine users than nicotine users, and for persons considered to be in excellent health. On the other hand, Primary Insureds who present particular health, occupational or non-work related risks may require higher cost of insurance rates and other additional charges based on the Specified Amount under their Policies.

39

Charges and Deductions (continued)

We calculate the cost of insurance charge separately for the initial Specified Amount and for any increase in Specified Amount. If We approve an increase in your Policy’s Specified Amount, then a different underwriting class (and a different cost of insurance rate) may apply to the increase, based on the Insured’s circumstances at the time of the increase.

Underwriting Class. The underwriting class of the Insured will affect the cost of insurance rates. We currently place each Insured into one of six underwriting classes depending on the Insured’s mortality risk. In addition, some Insureds are placed in special risk categories which require higher premiums.

Policy Fee. Each month We deduct a policy fee of $6.00. There is an extra $4.00 per month charge in the first five Policy Years. The policy fee is intended to compensate Us for the administrative costs associated with the underwriting, issuance, and maintenance of the Policy, as well as other administrative expenses.

Charges for Riders. The Monthly Deduction includes charges for any supplemental insurance benefits you add to your Policy by Rider.

Administrative Charge. Each month we may deduct an administrative charge based on the Specified Amount of coverage. The charge depends on a number of variables (Primary Insured’s Issue Age, gender, death benefit option, underwriting class and policy year) that would cause it to vary from Policy to Policy and from Monthly Deduction Day to Monthly Deduction Day. The charge may be applicable for some or all policy years. The Administrative charge is intended to compensate Us for the administrative costs associated with the underwriting, issuance, and maintenance of the Policy, as well as other administrative expenses.

Surrender Charge

Surrender charges are deducted to compensate Us partially for the cost of administering, issuing, and selling the Policy. We do not expect surrender charges to cover all of these costs. To the extent that they do not, We will cover the short-fall from Our general account assets, which may include profits from the mortality and expense risk charge, the cost of insurance charge, the administrative charge and the policy fee.

Surrender Charge. If your Policy lapses or you fully surrender your Policy during the first 14 Policy Years or within 14 years after any increase in coverage, We deduct a surrender charge from your Policy Value and pay the remaining amount (less any loan balance) to you. The payment you receive is called the Surrender Value.

The surrender charge equals a charge per $1,000 of Specified Amount and depends on the underwriting class and gender of the Primary Insured, Issue Age and Policy Year. Increases in Specified Amount have their own surrender charge penalty period. The maximum surrender charge for any Policy is $44.37 per $1,000 of Specified Amount. A decrease in Specified Amount does not reduce the original surrender charge or any additional surrender charge. The surrender charge may be significant. You should carefully calculate these charges before you request a surrender or increase in Specified Amount. Under some circumstances the level of surrender charges might result in no Surrender Value being available.

Partial Surrender Charge and Partial Surrender Processing Fee

You may request a partial surrender from your Policy Value. For each partial surrender, We will deduct a partial surrender charge from the Policy Value that remains in the Policy. The charge will be in proportion to the charge that would apply to a full surrender and is computed as the amount of the Policy Value surrendered divided by the total amount of Surrender Value. The partial surrender charge reduces any future surrender charge by a proportional amount. For each partial surrender, We also will deduct a processing fee of $25, from the remaining Policy Value. These fees are to compensate Us for administrative costs in generating the withdrawal payment and in making all calculations which may be required because of the partial surrender.

Transfer Charge

We currently allow you to make 12 transfers among the Subaccounts or from the Subaccounts to the Fixed Account each Policy Year free of charge. Included in the 12 free transfers is one free transfer from the Fixed Account to the Subaccounts.

40	The American Family Variable Universal Life Prospectus

We deduct $25 for the 13th and each additional transfer made during a Policy Year to compensate Us for the costs of processing these transfers.

For purposes of assessing the transfer charge, We consider all telephone and/or written requests processed on the same day to be one transfer, regardless of the number of Subaccounts (or Fixed Account) affected by the transfer(s).

We deduct the transfer charge from the amount being transferred.

Transfers due to dollar cost averaging, automatic asset reallocation, policy loans, or the initial reallocation of Policy Value from the Money Market Subaccount do not count as transfers for the purpose of assessing this charge.

Illustration Fee

Upon your request, We will provide you with one set of illustrations of Policy values in a Policy Year free of charge. We reserve the right to assess a fee of $25 for each additional set of illustrations you request in a Policy Year. However, We do not currently assess such a charge.

Portfolio Expenses

The value of the net assets of each Subaccount reflects the management fees and other expenses incurred by the corresponding portfolio in which the Subaccount invests. Some portfolios may also impose a redemption fee of up to 2% of the amount withdrawn to deter frequent trading activity. For further information, consult the portfolios’ prospectuses and the Annual Portfolio Operating Expenses table included in the Fee Tables section of this prospectus.

41

Federal Tax Considerations

The following summarizes some of the basic Federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. This Discussion is not intended as tax advice. Please consult your own counsel or other qualified tax advisers for more complete information. We base this discussion on Our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the “IRS”). Federal income tax laws and the current interpretations by the IRS may change.

Tax Status of the Policy. A Policy must satisfy certain requirements set forth in the Code in order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts. The manner in which these requirements are to be applied to certain features of the Policy are not directly addressed by the Code, and there is limited guidance as to how these requirements are to be applied. We believe that a Policy should satisfy the applicable Code requirements. Because of the absence of pertinent interpretations of the Code requirements, however, there is some uncertainty about the application of these requirements to Policies issued on a substandard basis, particularly if you pay the full amount of premiums permitted under the Policy. In addition, if you elect the accelerated death benefit, the tax consequences associated with continuing the Policy after a distribution is made are unclear. Please consult a tax adviser on these consequences. If it is subsequently determined that a Policy does not satisfy the applicable requirements, We may take appropriate steps to bring the Policy into compliance with these requirements and We reserve the right to restrict Policy transactions in order to do so.

In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the owner of a Policy should not be treated as the owner of the Variable Account assets. We reserve the right to modify the policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Variable Account assets.

In addition, the Code requires that the investments of the Variable Account be “adequately diversified” in order to treat the Policy as a life insurance contract for Federal income tax purposes. We intend that the Variable Account, through the portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

Tax Treatment of Policy Benefits

In General. We believe that the death benefit under a Policy should generally be excludible from the Beneficiary’s gross income. Federal, state, and local transfer taxes, and other tax consequences of Ownership or receipt of Policy proceeds, depend on your circumstances and the Beneficiary’s circumstances. You should consult a tax adviser on these consequences.

Generally, you will not be deemed to be in constructive receipt of the Policy Value until there is a distribution. When distributions from a Policy occur, or when policy loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a Modified Endowment Contract (“MEC”).

Under the Internal Revenue Code, certain life insurance contracts are classified as MECs, with less favorable income tax treatment than other life insurance contracts. Due to the Policy’s flexibility with respect to premium payments and benefits, each Policy’s circumstances will determine whether the Policy is a MEC. In general, however, a Policy will be classified as a MEC if the amount of premiums paid into the Policy causes the Policy to fail the “7-pay test.” A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

If there is a reduction in the benefits under the Policy during the first seven Policy years, for example, as a result of a partial surrender, the 7-pay test will have

42	The American Family Variable Universal Life Prospectus

to be reapplied as if the Policy had originally been issued at the reduced face amount. If there is a “material change” in the Policy’s benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy years. To prevent your Policy from becoming a MEC, it may be necessary to limit premium payments or to limit reductions in benefits. In addition, a Policy received in exchange for a life insurance contract that is a MEC will also be treated as a MEC. A current or prospective Policy owner should consult with a competent adviser to determine whether a Policy transaction will cause the Policy to be classified as a MEC.

Distributions from Modified Endowment Contracts. Policies classified as MECs are subject to the following tax rules:

All distributions other than death benefits from a MEC, including distributions upon surrender and partial surrenders, will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Policy Value immediately before the distribution over the Owner’s investment in the Policy at that time. They will be treated as tax-free recovery of the Owner’s investment in the Policy only after all such excess has been distributed. “Investment in the Policy” is generally equal to the aggregate amount of any premiums or other considerations paid for a Policy, reduced by any amount previously distributed under the Policy that was not taxed.

Policy loans taken from such a Policy (or secured by such a Policy, e.g., by assignment) are treated as distributions and taxed accordingly.

A 10% additional income tax penalty is imposed on the amount included in income except where the distribution or loan is made when you have Attained Age 59 1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the Beneficiary.

If a Policy becomes a MEC, distributions that occur during the Policy Year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution from a Policy that is not a MEC at the time when the distribution is made could later become taxable as a distribution from a MEC.

Distributions from Policies That Are Not Modified Endowment Contracts. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

Policy loans from or secured by a Policy that is not a MEC are generally not treated as distributions. However, there is some uncertainty as to the tax treatment of preferred policy loans. You should consult a tax adviser on this point.

Finally, neither distributions from nor policy loans from (or secured by) a Policy that is not a MEC are subject to the 10% additional tax.

Policy Loans. In general, interest you pay on a policy loan from a Policy will not be deductible. If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.

Withholding. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient’s federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Multiple Policies. All Policies that We issue to the same Owner that become MECs during any calendar year are treated as one MEC for purposes of determining the amount includible in the Owner’s income when a taxable distribution occurs.

43

Federal Tax Considerations (continued)

Accelerated Death Benefit Rider. The Federal income tax consequences associated with adding the Accelerated Death Benefit Rider or receiving the accelerated death benefit are uncertain. You should consult a tax adviser before adding the Accelerated Death Benefit Rider to your Policy or requesting an accelerated death benefit.

Business Uses of the Policy. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans, and others. The tax consequences of these plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax adviser as to tax attributes of the arrangement.

The Sarbanes-Oxley Act of 2002 prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

Although the prohibition on loans is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

In addition, the IRS and Treasury Department has issued guidance that substantially affects the tax treatment of split-dollar arrangements. Consult a qualified tax adviser before entering into or paying additional premiums with respect to such arrangements.

Non-Individual Owners and Business Beneficiaries of Policies. If a Policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity’s interest deduction under Code Section 264, even where such entity’s indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of a Policy, this Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of a Policy, or before a business (other than a sole proprietorship) is made a beneficiary of a Policy.

Employer-owned Life Insurance Contracts. Pursuant to section 101(j) of the Code, unless certain eligibility, notice and consent requirements are satisfied, the amount excludible as a death benefit payment under an employer-owned life insurance contract will generally be limited to the premiums paid for such contract (although certain exceptions may apply in specific circumstances). An employer-owned life insurance contract is a life insurance contract owned by an employer that insures an employee of the employer and where the employer is a direct or indirect beneficiary under such contact. It is the employer’s responsibility (i) to verify the eligibility of the intended insureds under employer-owned life insurance contracts and to provide the notices and obtain the consents required by section 101(i) and (ii) to satisfy certain annual tax reporting requirements in respect of employer-owned life insurance contracts that are also imposed under the Code. These requirements generally apply to employer-owned life insurance contracts issued or materially modified after August 17, 2006. A tax adviser should be consulted by anyone considering the purchase or modification of an employer-owned life insurance contract.

Estate, Gift and Generation-Skipping Transfer Taxes

The transfer of the Policy or designation of a Beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, when the Insured dies, the death proceeds will generally be includable in the Insured’s estate for purposes of federal estate tax if the Insured owned the policy. The Proceeds would not be includable in the Insured’s estate if the Insured neither retained incidents of ownership at death nor had given up ownership within three years before death. If the Owner is not the Insured and

44	The American Family Variable Universal Life Prospectus

dies before the Insured, the fair market value of the Policy would be included in the Owner’s estate. The individual situation of each Owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes. Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under federal, state and local law.

Generation Skipping Transfer Tax. Under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of a life insurance Policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

Economic Growth and Tax Relief Reconciliation Act of 2001. The Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”) repeals the federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2008, the maximum estate tax rate is 45% and the estate tax exemption is $2,000,000.

The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

Alternative Minimum Tax. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the owner is subject to that tax.

Other Policy Owner Tax Matters.

The tax consequences of continuing the Policy beyond the Insured’s Attained Age 100 are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured’s Attained Age 100.

Possible Tax Law Changes. While the likelihood of legislative or other changes is uncertain, there is always a possibility that the tax treatment of the Policy could change by legislation or otherwise. It is even possible that any legislative change could be retroactive (effective prior to the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Policy.

Life Insurance Purchases by Residents of Puerto Rico

The Internal Revenue Service has announced that income received by residents of Puerto Rico under life insurance policies issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Life Insurance Purchases by Nonresident Aliens and Foreign Corporations

Purchasers of life insurance policies that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to a life insurance policy purchase.

Our Taxes

We do not expect to incur Federal, state or local income taxes on the earnings or realize capital gains attributable to the Variable Account. However, if we do incur such taxes in the future, we reserve the right to charge amounts allocated to the Variable Account for these taxes.

To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain Portfolios to foreign jurisdictions.

45

Supplemental Benefits and Riders

The following Riders offering supplemental benefits are available under the Policy. Most of these Riders are subject to age and underwriting requirements and some must be purchased when the Policy is issued. We deduct any monthly charges for these Riders from Policy Value as part of the Monthly Deduction. (See the Fee Tables for more information concerning Rider expenses.) These Riders provide fixed benefits that do not vary with the investment performance of the Variable Account. Your registered representative can help you determine whether certain of the Riders are suitable for you. These Riders may not be available in all states. Please contact Us for further details.

Accelerated Death Benefit Rider

You may choose to add the Accelerated Death Benefit Rider (the “ACDB Rider”) to your Policy at any time. The terms of the ACDB Rider may vary from state-to-state.

Generally, the ACDB Rider allows you to receive an accelerated payment of part of the Policy’s death benefit when the Primary Insured develops a non-correctable medical condition which is expected to result in his or her death within 12 months (24 months in IL, KS and WA).

Receipt of the accelerated death benefit could affect the Primary Insured’s eligibility to receive a government sponsored benefit.

Tax Consequences of the ACDB Rider. The Federal income tax consequences associated with adding the ACDB Rider or receiving the accelerated death benefit are uncertain. You should consult a tax adviser before adding the ACDB Rider to your Policy or requesting an accelerated death benefit.

Amount of the Accelerated Death Benefit. The ACDB Rider provides for a maximum accelerated death benefit payment equal to the lesser of 75% of the death benefit under the policy or $250,000. The accelerated death benefit paid will be reduced by any policy loan balance, and unpaid premiums due.

Conditions for Receipt of the Accelerated Death Benefit. To receive an accelerated death benefit payment, the Policy must be in force, the Policy must have a Specified Amount of at least $25,000, and you must submit a written request (and such request must not be within three years of the Policy’s Maturity Date), proof of eligibility, and a completed claim form to Us. Proof of eligibility means a written certification (described more fully in the ACDB Rider) in a form acceptable to Us from a treating physician stating that the Primary Insured has a terminal illness. See the ACDB Rider for other conditions that apply.

We may request additional medical information from the Primary Insured’s physician and/or may require an independent physical examination (at Our expense) before approving the claim for payment of the accelerated death benefit. We will not approve a claim for an accelerated death benefit payment if:

1.	the terminal illness is the result of an intentionally self-inflicted injury; or

2.	you are required to elect the payment in order to meet the claims of creditors or to obtain a government benefit.

Operation of the ACDB Rider. The Accelerated Death Benefit is treated as a lien against the Policy’s values and the Policy’s death benefit. The Surrender Value of the Policy after the payment of the accelerated death benefit is the Surrender Value provided under the Policy minus the accelerated death benefit and accumulated interest. (Different states may require We calculate the Surrender Value differently, so please consult your Policy). If any loan interest payments are required to keep the Policy in force, a notice of termination will be mailed to the Owner’s last known address or to that of any assignee of record at our Home Office at least 31 days before the Policy would terminate.

Effect on Existing Policy. The insurance proceeds otherwise payable at the time of a Primary Insured’s death will be reduced by the amount of the accelerated death benefit lien and accrued interest thereon. The Surrender Value will also be reduced by the amount of any accelerated death benefit payment plus accrued interest. Therefore, depending upon the size of the accelerated death benefit, this may result in the Surrender Value being reduced to zero. There is no charge for the ACDB Rider. However, We will assess an interest charge against the amount of any accelerated death benefit payment. See the accelerated death benefit interest charge in the “Periodic Charges (other than Portfolio fees and expenses)” table section of the prospectus for more information on the rate of interest We may assess.

46	The American Family Variable Universal Life Prospectus

Reinstatement. If the ACDB Rider was terminated as a result of the termination of the Policy, you may add the ACDB Rider upon reinstatement of the Policy. For information regarding Our rules governing the reinstatement of the Policy, see “Continuation of Insurance Coverage and Reinstatement—Reinstatement”.

If the Credit of Monthly Deductions Benefit Rider or Waiver of Specified Premium Rider is attached to the Policy and is in force at the time of a claim under the ACDB Rider, We will then waive the monthly deduction or credit the Specified Premium, respectively, for the Policy.

Termination of the ACDB Rider. The ACDB Rider will terminate on the earliest of:

1.	Our receipt of your written notice requesting termination of the Rider; or

2.	surrender or other termination of the Policy.

If the ACDB Rider was terminated as a result of the termination of the Policy, the Owner may add the Rider to the Policy upon reinstatement of the Policy.

Accidental Death Benefit Rider

This Rider provides additional insurance coverage in the event of the accidental death (as defined in the Rider) of the Primary Insured. You may elect to add this Rider at any time before the Primary Insured’s Attained Age 55. The accidental death benefit must be at least $25,000 and no more than $100,000. The Rider terminates on the earliest of:

1.	the Rider Anniversary Date nearest the Primary Insured’s Attained Age 65;

2.	the first Monthly Deduction Day after Our receipt of your written notice requesting termination of the Rider;

3.	surrender or other termination of the Policy.

If you elect this Rider, the Monthly Deduction will be increased by $0.05 per $1,000 of accidental death benefit insurance coverage. The Company does not require additional evidence of insurability for the purchase of the Accidental Death Benefit Rider.

Additional Insured Rider

This Rider provides level term insurance coverage for an additional Insured, including for purposes of this Rider, the Primary Insured. You may elect this Rider at any time while the additional Insured is between Attained Ages 18 and 60. The coverage for the additional Insured must be at least $50,000 and no more than 10 times the insurance coverage under the Policy. If you elect this Rider, you will incur an additional cost of insurance charge under a separate schedule of monthly cost of insurance charges and an additional monthly charge of $0.02 per $1,000 of Specified Amount under the rider for the first ten years of coverage. A separate Additional Insured Rider may be purchased to provide coverage for the Primary Insured, the Primary Insured’s spouse or adult children of the Primary Insured.

This Rider terminates on the earliest of:

1.	the Rider anniversary date nearest the Primary Insured’s Attained Age 65;

2.	surrender or other termination of the Policy;

3.	the first Monthly Deduction Day after our receipt of your written notice requesting termination of the Rider;

4.	the date of any full conversion under the Rider; or

5.	the end of the continuation period following the Primary Insured’s death.

Children’s Insurance Rider

This Rider provides $10,000 of level term insurance on each of the Primary Insured’s dependent children, until the earliest of:

1.	the first Monthly Deduction Day after Our receipt of your written notice requesting termination of the Rider;

2.	surrender or other termination of the Policy;

3.	the Rider Anniversary Date nearest the insured child’s Attained Age 25 or the date the child is otherwise no longer eligible for coverage;

4.	the insured child converts the insurance coverage; or

5.	the Rider Anniversary Date nearest the Primary Insured’s Attained Age 75.

Before expiration of the term insurance on the life of a child and subject to certain conditions, the insured child may elect that the coverage be converted without evidence of insurability to certain other

47

Supplemental Benefits and Riders (continued)

plans of insurance We offer. This Rider may be added at any time. If you elect this Rider, you will incur an additional monthly charge of $3.00.

Cost of Living Adjustment Rider

This Rider automatically adjusts the Specified Amount for the Primary Insured every three years, based on the Consumer Price Index. The adjustment will never be negative. Increases are subject to the following limitations:

The minimum adjustment must equal the lesser of $3,000 or 10% of the current Specified Amount;

The maximum single adjustment may not exceed 20% of the current Specified Amount; and

All adjustments under the Rider may not exceed 100% of the original Specified Amount.

The Owner can reject any adjustment, but doing so will cause the Rider to terminate if the Primary Insured is over age 18. The Rider terminates automatically at the Primary Insured’s age 55, when adjustments under the Rider equal the original Specified Amount, when the Specified Amount is decreased, or when an increase in Specified Amount is issued with a table rating or a special rate class subject to increased cost of insurance charges because of increased underwriting risks associated with the Insured.

If the potential adjustment is less than the minimum adjustment amount permitted under the Rider, no adjustment will be made to the Specified Amount. If the potential adjustment exceeds the maximum single adjustment amount permitted under the Rider, the adjustment to the Specified Amount will be limited to the maximum single adjustment amount.

There is no charge for this Rider, but the cost of insurance charge for the Policy will increase, and Minimum and Target premiums for the Policy may increase following each adjustment due to the increased insurance coverage.

Credit of Specified Premium Rider

This Rider provides that in the event of the Primary Insured’s total disability (as defined in the Rider) between Attained Ages 5 and 60 and continuing for at least 6 months, We will credit the specified premium payment identified in the Policy to the Policy on each Monthly Deduction Day until the end of the disability or age 100, whichever comes first. This Rider may be added at any time up to the Primary Insured’s Attained Age 55. The Rider terminates on the earliest of:

1.	the first Monthly Deduction Day after Our receipt of your written notice requesting termination of the Rider;

2.	surrender or other termination of the Policy; or

3.	the Rider anniversary nearest the Primary Insured’s Attained Age 60.

If you elect this Rider, We will add a monthly cost of insurance charge based on a separate schedule of rates per $1.00 of the monthly specified premium amount. Credit of the specified premium may not be sufficient to keep the Policy from lapsing.

You may elect only this Rider or the Waiver of Monthly Deductions Rider, not both.

Extended Benefit Protection Rider

This Rider provides a guarantee that, if the Surrender Value is not sufficient to cover a Monthly Deduction, and you pay premiums (less any loan balance and partial surrenders) equal to or in excess of the cumulative extended benefit protection premium prior to the Monthly Deduction Day, the Policy will not lapse. If this Rider is added, the Monthly Deduction will be increased by $0.01 per every $1,000 of Specified Amount in force under the Policy. The Rider and the additional Monthly Deduction terminate on the earliest of:

1.	the first Monthly Deduction Day after Our receipt of your written notice requesting termination of the Rider;

2.	surrender or other termination of the Policy;

3.	the Rider anniversary date nearest the Primary Insured’s Attained Age 65 or ten years after the Issue Date, whichever is later; or

4.	30 days after the Owner fails to pay the required premium; or

5.	the date an increase in Specified Amount is issued with a substandard underwriting class.

If you elect this Rider, you limit your flexibility to make premium payments under the Policy. Payments

48	The American Family Variable Universal Life Prospectus

of less than the extended benefit protection premium or missing a scheduled premium payment may cause this Rider to lapse. Taking a policy loan may also cause this Rider to lapse.

This Rider is available at Policy issue only and on policies under which Death Benefit Option 1 has been chosen and cannot be reinstated if it lapses.

Guaranteed Purchase Option Benefit Rider

This Rider allows the Owner to purchase additional insurance coverage on the Primary Insured under the Policy up to six times without new evidence of insurability, without a change in the Primary Insured’s Underwriting Class, and at the premium rate then in effect for the Primary Insured’s Attained Age. The amount of the insurance purchased at any one time must be at least $15,000 and no more than $50,000. The Rider terminates on the earliest of:

1.	the Primary Insured’s Attained Age 40;

2.	the first Monthly Deduction Day after Our receipt of your written notice requesting termination of the Rider; or

3.	surrender or other termination of the Policy.

If this Rider is added, the Monthly Deduction will be increased based on a specified dollar rate per every $1,000 of guaranteed insurance benefit (amount of additional insurance coverage on the Primary Insured purchased under the Rider). A schedule of rates based on the Attained Age of the Insured accompanies the Rider. The Rider is available at Policy issue only.

Waiver of Monthly Deductions Rider

This Rider provides that, in the event of the Primary Insured’s total disability (as defined in the Rider) between Attained Ages 5 and 60 and continuing for at least 6 months, We will waive the Monthly Deductions until the end of the disability or age 100 (assuming total disability occurs before Attained Age 60), whichever comes first. In general, a total disability involves a bodily injury or disease that prevents the Primary Insured from performing the material and substantial duties of his or her occupation. This Rider may be added at any time up to the Primary Insured’s Attained Age 55. The Rider terminates on the earliest of:

1.	the first Monthly Deduction Day after Our receipt of your written notice requesting termination of the Rider;

2.	surrender or other termination of the Policy; or

3.	the Rider anniversary nearest the Primary Insured’s Attained Age 60.

If you elect this Rider, We will increase the monthly cost of insurance charge based on a separate schedule of rates for the Rider.

You may elect only this rider or the Credit of Specified Premium Rider, not both.

49

Sale of Policies

Sale of the Policies

We have entered into a distribution agreement with our affiliate, American Family Securities, LLC (the “Distributor”), for the distribution and sale of the Policies. Pursuant to this agreement, the Distributor serves as principal underwriter for the Policies, and offers the Policies through its registered representatives. We pay commissions to the Distributor for sales of the Policies by its registered representatives. The Fidelity Variable Insurance Products Fund makes payments to the Distributor under its distribution plans in consideration of services provided and expenses incurred by the Distributor in distributing Fund shares. These payments equal on an annual basis 0.30% of the average net assets of the Variable Account invested in the particular fund. The compensation received by the Distributor’s registered representatives is not affected by the Subaccounts you select. The Distributor’s registered representatives receive no benefit from recommending one Subaccount over another.

The maximum commission payable for Policy sales is approximately 60.5% of Target Premium and 3.30% of premium payments in excess of that amount during the first Policy Year; and 3.30% of premiums paid thereafter. This commission may be returned if the Policy is not continued through the first Policy Year. The entire amount of the sales commissions is passed through the Distributor to the registered representative who sold the Policy and to his or her manager. We pay the Distributor’s operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor’s management team, advertising expenses, and all other expenses of distributing the Policies.

The compensation for newly-hired registered representatives may include an amount in addition to their earned commissions for a 4-year period of time. The amount is based on the registered representatives’ particular circumstances. After the end of the 4-year period, registered representatives are required to repay a specified percentage of the total amount they receive. Registered representatives whose association with Us terminates prior to the end of the 4-year period are not required to repay any portion of the amounts initially advanced to the registered representative, but such amounts may be offset against monies due the registered representative from Us.

We will pay newly-hired part-time registered representatives who have not yet established a client base an amount exceeding their earned commissions for a specified period of time not to exceed 2 years. The amount is the same for all such part-time registered representatives. After the end of the specified period, a part-time registered representative may become a full-time registered representative, at which time the registered representative will be eligible for the additional compensation available to newly-hired full-time registered representatives.

Because registered representatives of the Distributor are also Our agents, they are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that We offer, such as conferences, trips, prizes, awards, occasional tickets to sporting events, the theatre, or similar types of entertainment. In addition, the Distributor’s registered representatives who meet certain productivity, persistency and length of service standards and/or their managers may be eligible for additional compensation. Sales of the Policies may help registered representatives and/or their managers qualify for such benefits. The Distributor’s registered representatives and managers may receive other payments from Us for the recruitment and training of personnel, production of promotional literature and similar services.

Commissions and other incentives and payments described above are not charged directly to Policy Owners or the Variable Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Policy.

50	The American Family Variable Universal Life Prospectus

Legal Proceedings

Like other life insurance companies, We are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, We believe that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on the Variable Account, the ability of American Family Securities, LLC to perform its contract with the Variable Account, or the ability of AFLIC to meet its obligations under the Policies. In addition, We are, from time to time, involved as a party to various governmental and administrative proceedings. There are no pending or threatened lawsuits that will materially impact the Variable Account.

51

Financial Statements

The financial statements for the Variable Account and the Company are contained in the Statement of Additional Information (the “SAI”). Our financial statements should be distinguished from the Variable Account’s financial statements and you should consider Our financial statements only as bearing upon Our ability to meet Our obligations under the Policies. For a free copy of these financial statements and/or the SAI, please call or write to Us at Our Home Office.

52	The American Family Variable Universal Life Prospectus

Glossary

Additional Premium Payment

A premium payment you make under the Policy other than a Planned Premium Payment.

AFLIC, the Company, We, Us, Our

American Family Life Insurance Company.

Application

The form completed when applying for coverage under the Policy. This includes any:

amendments or endorsements;
Supplemental Applications; or
Reinstatement Applications.

Attained Age

The Issue Age plus the number of years since the policy date.

Beneficiary(ies)

The person(s) so named in the Application, unless later changed, to whom any death benefit is payable upon the death of an Insured, subject to the conditions and provisions of the Policy.

Business Day

A day when the New York Stock Exchange is open for trading, except for the day after Thanksgiving, the day after Christmas, and any day that a Subaccount’s corresponding investment option does not value its shares. Assets are valued at the close of the Business Day (typically 4:00 p.m. Eastern Time).

Code

The Internal Revenue Code of 1986, as amended.

Death Benefit

The insurance proceeds payable to the Beneficiary upon the death of the Primary Insured, equal to the death benefit (as determined under Option 1 or Option 2), plus applicable rider amounts, minus unpaid monthly deductions, minus outstanding indebtedness, minus (for Option 1 policies only) the amount of any partial surrenders in the 2 years prior to the Primary Insured’s death.

Excess Interest

Any interest credited in addition to the guaranteed interest in the Fixed Account.

Fixed Account

An account in which the Policy Value accrues interest at no less than a guaranteed minimum rate. The Fixed Account is part of Our general account.

Free-look Period

The period during which you may examine the Policy and receive a refund by either returning the Policy to Us or providing written notice of cancellation.

Fund

An open-end diversified management investment company or unit investment trust in which American Family Variable Account I invests.

General Account

All Our assets other than those allocated to the Variable Account or any other separate account. We have complete ownership and control of the assets of the general account.

Grace Period

A 61-day period after which a Policy will lapse if you do not pay the required premium payment.

Home Office

Our office at 6000 American Pkwy, Madison, Wisconsin 53783-0001.

Increase in Specified Amount

An increase in Specified Amount (except for an increase in Specified Amount due to a change in death benefit from Option Two to Option One) and any addition of or increase in an Additional Insured Rider or addition of a Children’s Insurance Rider.

Initial Specified Amount

The Specified Amount on the Policy Issue Date.

Insurance Proceeds

The amount We pay to the Beneficiary when We receive due proof of the Insured’s death.

Insured

The person named as the Primary Insured on the Application; or an Additional Insured covered under an Additional Insured Rider; or a Child Insured covered under a Children’s Insurance Rider.

Issue Age

The Primary Insured’s age on his/her birthday nearest the Policy Date. A different Issue Age may apply to any Rider or Increase in Specified Amount subsequently added to the Policy.

Issue Date

The date shown on the Schedule that the Policy was issued. A Rider or Increase in Coverage subsequently added to the Policy will have its own Issue Date.

53

Glossary (continued)

Lapse

When your Policy terminates without value after a grace period. You may reinstate a lapsed Policy, subject to certain conditions.

Maturity Date

The date that the Policy ends if the Primary Insured is living. The Maturity Date is the Policy Anniversary date nearest the Primary Insured’s Attained Age 100 unless extended under the Extension of Maturity Date provision.

MEC

A modified endowment contract, as defined under the Code.

Minimum Premium

The amount necessary to guarantee the Policy will remain in force during the first five Policy Years. It is equal to the minimum premium (as set forth in your Policy’s schedule page or an endorsement or amendment) multiplied by the number of months since the Policy Date (including the current month).

Monthly Deduction

The amount equal to the sum of:

the cost of insurance for the Policy; and

the cost of any Rider; and
a separate monthly policy fee and policy issue fee; and
the separate administrative charge.

Monthly Deduction Day

The first Monthly Deduction Day is the Issue Date; thereafter, the Monthly Deduction Day is the same day of each month as the Policy Date.

Net Policy Value

The amount calculated as:

the Policy Value; less
the amount of any outstanding policy loan balance.

Net Premium(s)

The amount of premium remaining after the Premium Charge has been deducted.

Non-Preferred Policy Loan

An amount loaned under the Policy that is considered premiums paid.

Owner (you, your)

The person named in the Application as the Owner, unless later changed.

Planned Premium

The amount you elect to pay under the Policy on a periodic basis. Planned Premium Payments serve as the basis for premium payment reminder notices. Payment of Planned Premium Payments may not necessarily keep the Policy in force.

Policy Anniversary

The same day and month as the Policy Date in each year following the first Policy Year.

Policy Date

The date shown on the Policy Schedule that determines each:

Policy Year;
Policy Anniversary; and
Policy Month.

If the Policy Date would otherwise fall on the 29th, 30th or 31st of the month, the Policy Date will be the 28th.

Policy Loan Balance

The sum of all outstanding policy loans plus accrued loan interest.

Policy Value

The sum of all values in the Fixed Account, Loan Account, and in each Subaccount.

Policy Year

A year that starts on the Policy Date or on a Policy Anniversary.

Portfolio

A separate investment portfolio of a fund. Each Subaccount invests exclusively in one portfolio of a fund.

Preferred Policy Loan

An amount loaned under the Policy that is considered all or part of the amount by which the Surrender Value exceeds the premiums paid.

Premium Payments

All payments you make under the Policy other than repayments of indebtedness.

54	The American Family Variable Universal Life Prospectus

Primary Insured

The person named in the Application as the Primary Insured and on whose life We issue the Base Policy.

Proceeds

The amount We pay subject to the Policy’s provisions, upon:

the Maturity Date of the Policy; or
the surrender or partial surrender of the Policy.

Remittance Processing Center

An address to which the Owner should send all premium payments after the initial premium payment. The address of the Remittance Processing Center is 6000 American Parkway, Madison, Wisconsin 53777-0001.

Rider

Any document made a part of this Policy which adds or excludes benefits.

SEC

The Securities and Exchange Commission, a United States government agency.

Specified Amount

The amount We use in determining the insurance coverage on an Insured’s life.

Subaccount

A subdivision of the Variable Account. We invest each Subaccount’s assets exclusively in shares of one portfolio.

Surrender

To terminate the Policy by signed request from the Owner and return of the Policy to Us at Our Home Office.

Surrender Value

An amount equal to:

the Policy Value; minus
the sum of the surrender charge and the policy loan balance.

The Surrender Value of the Policy is never less than zero.

Target Premium

An amount of premium payments based on the Specified Amount and the risk characteristics of the Insured, used to compute the sales commission and used as a basis for limits of certain riders. Payment of the Target Premium may not necessarily keep the Policy in force.

Underwriting Class

The underwriting risk class of the Insured.

Valuation Period

The time between the close of business on a Business Day and the close of business on the next Business Day.

Variable Account

American Family Variable Account I.

55

Statement of Additional Information

The SAI contains additional information about the Policy and the Variable Account. You can obtain the SAI (at no cost) by writing to Us at the address shown on Page 1 or by calling 1-800-MYAMFAM (1-800-692-6326) toll free. The following is the Table of Contents for the SAI.

Other Policy Information	3
The Policy	3
When Insurance Coverage Takes Effect	3
Our Right to Contest the Policy	3
Misstatement of Age or Gender	3
Suicide Exclusion	3
Ownership Rights	4
Changing Death Benefit Options	4
Underwriting Classes	5
Policy Loan Interest	5
Effect of Policy Loans	5
Dollar Cost Averaging	6
Automatic Asset Reallocation	6
Payment of Policy Benefits	7
Policy Termination	8

Performance Data	8
Hypothetical Illustrations	8
Yields and Total Returns	8

Additional Information	10
Sale of the Policies	10
Potential Conflicts of Interest	11
Legal Developments Regarding Unisex Actuarial Tables	11
Reports to Owners	11
Records	12
Legal Matters	12
Experts	12
Additional Information about the Company	12
Financial Statements	12

56	The American Family Variable Universal Life Prospectus

Summary of the American Family Securities, LLC (AFSLLC) Business Continuity Plan

Purpose

The purpose of this document is to provide our customers with information about the actions we will take if an emergency or other event substantially disrupts our normal business operations. We have described a number of different situations below to provide you with a broad understanding of our policies and procedures in the event of various disruptions to our business. These events may be of different lengths and severity, such as a flood in one of our office buildings, a snow storm that closes down transportation in a city or county, or a terrorist attack that disrupts business for weeks or months throughout an entire region.

Planned Responses

The following activities will cause us to declare a business continuity event and to activate various elements of our business continuity plan. Please note that for each event, unless otherwise noted, we have assumed that Alliance-One Services, Inc. (“Alliance”), our administrative service provider, which handles customer requests and inquiries (e.g., for subaccount reallocations, contract value information, and loans), would continue to function normally.

Event	Estimated Recovery Time[1]	Actions We Will Take
A disruption that affects only our ability to conduct business, such as a failure of the AFSLLC computer systems	No significant interruption in customer service if Alliance continues to function normally	We will rely on our backup technology systems, or the systems maintained by our business partners, including Alliance, to service customer requests
One of our buildings must be evacuated or is unavailable as a result of something specific to that building—such as a fire or flood	No significant interruption in customer service if Alliance continues to function normally	Staff in that building will be relocated locally to other AFSLLC locations or to sites maintained by our business partners
An event occurs that forces the evacuation of a business district, or prevents people from having access to the area	No significant interruption in customer service if Alliance continues to function normally	Staff in the affected area will be relocated to other AFSLLC locations or to sites maintained by our business partners
An event occurs that affects an entire city	No significant interruption in customer service if Alliance continues to function normally	Staff in the affected area will be relocated to other AFSLLC locations or to sites maintained by our business partners
An event occurs that affects an entire regional area, such as a county or multiple counties.	No significant interruption in customer service if Alliance continues to function normally	Staff in the affected area will be relocated to another region or to a mobile office unit
An event occurs that affects our Administrative Service Center	Several hours to one day	For interruptions of more than one business day, Alliance and/or AFSLLC staff will be relocated to a backup facility maintained by Alliance

[1]

These estimates are intended to provide general information on when we plan to resume operation after the types of events that are listed. However, because of the unpredictable nature and unknown severity of events that may disrupt our business, we may modify our actions if necessary, which may affect actual recovery time. Your orders and request for investment options transfers, surrenders, partial surrender and loans could be delayed during this period.

This Summary is not part of the Prospectus.

Summary of the American Family Securities, LLC (AFSLLC) Business Continuity Plan (continued)

Back-up Facilities and Arrangements

AFSLLC has back-up facilities and arrangements to relocate some number of our staff to continue operations. This includes the use of American Family Insurance offices in areas unaffected by the event, use of temporary office space, use of facilities maintained by our business partners, and use of mobile offices. AFSLLC staff may also be able to work from home if their primary office is unavailable. AFSLLC maintains redundant information technology systems with automatic back-up capabilities accessible from these off-site locations. In addition, AFSLLC has established arrangements with business partners that will allow for the use of their services if needed—for example, so that our personnel can communicate through telephone conference calls.

Assumptions

Our ability to take some of the actions described in this Summary will depend on a number of factors, some of which may be beyond our control:

Availability of such basic infrastructure as electricity, water, heat, telecommunications, air conditioning, U.S. Mail or overnight delivery service for as long as the alternate facility or facilities are needed

Availability of adequate staffing

Accessibility of roads or public transportation to allow AFSLLC or business partner staff to reach alternate facilities

Accessibility and operation of alternate facilities to be used by those AFSLLC or business partner staff who are directly affected by the disruption

Plan Modifications; Where to Get Further Information

Our business continuity plan is subject to modification at any time. You may obtain an updated version of this summary document by written request to American Family Life Insurance Company, Variable Product Services, 6000 American Parkway, Madison, WI 53783-0001. In the event of a significant business disruption, customers are encouraged to call our Home Office at 1-800-MYAMFAM (1-800-692-6326) for additional information. Additionally, AFSLLC may in some circumstances use other available means of communications (such as the news media, television, radio or print advertisements) to provide our customers with additional information.

This Summary is not part of the Prospectus.

To learn more about the Policy, you should read the Statement of Additional Information (SAI) dated the same date as this prospectus. The Table of Contents for the SAI appears on the last page of this prospectus. For a free copy of the SAI, to receive personalized illustrations of Death Benefits, Surrender Values, and Cash Values, and to request other information about the Policy, please call Us at 1-888-428-5433 (toll free) or write to Us at 6000 American Parkway, Madison, WI 53783-0001.

The SAI has been filed with the SEC and is incorporated by reference into this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about Us and the Policy. Information about Us and the Policy (including the SAI) may also be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, NE, Washington, D.C. 20549. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090.

Investment Company Act of 1940 Registration File No. 811-10097

Contract Identifier C000018145

American Family Life Insurance Company

Home Office – Madison, WI 53783

American Family Variable Universal Life Insurance is issued by American Family Life Insurance Company and distributed by American Family Securities, LLC

6000 American Parkway, Madison, WI 53783

1-800-MYAMFAM (1-800-692-6326)

www.amfam.com

© 2008

Policy Form L-97 VUL

ADL-18882—Rev. 5/08

AMERICAN FAMILY VARIABLE ACCOUNT I

(Registrant)

AMERICAN FAMILY LIFE INSURANCE COMPANY

(Depositor)

6000 American Parkway

Madison, Wisconsin 53783-0001

1-888-428-5433

STATEMENT OF ADDITIONAL INFORMATION

Variable Universal Life Insurance Policy

This Statement of Additional Information (“SAI”) contains additional information regarding the variable universal life insurance policy (the “Policy”) offered by American Family Life Insurance Company (“AFLIC”). This SAI is not a prospectus, and should be read together with the prospectus for the Policy dated October 10, 2008 and the prospectuses for the Fidelity Variable Insurance Products Fund and Vanguard Variable Insurance Funds. You may obtain a copy of these prospectuses by writing or calling Us at Our address or phone number shown above. Capitalized terms in this SAI have the same meanings as in the prospectus for the Policy.

The date of this Statement of Additional Information is October 10, 2008.

2

Other Policy Information

The Policy

The Policy, application(s), policy schedule pages, and any Riders are the entire contract. Only statements made in an application can be used to void the Policy or to deny a claim. We assume that all statements in an application are made to the best of the knowledge and belief of the person(s) who made them, and, in the absence of fraud, those statements are considered representations and not warranties. We rely on those statements when We issue or change a Policy. As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state.

When Insurance Coverage Takes Effect

If We issue the Policy as applied for, full insurance coverage under the Policy will take effect on the Issue Date, provided sufficient payment has been received. If We issue a Policy other than as applied for, full insurance coverage will take effect upon the completion of all underwriting and owner payment for and acceptance of the Policy. Full insurance coverage under the Policy will not begin before the Issue Date set forth in the Policy.

Prior to the Issue Date, We may begin to deduct monthly deductions from your net premium and We will allocate your premium minus the Monthly Deduction to the General Account until the Issue Date.

In any state other than Kansas, if you pay the minimum initial premium payment with your application, We may give you a conditional receipt which provides insurance coverage prior to the Issue Date.

This means that, subject to Our underwriting requirements and subject to a maximum limitation on insurance coverage amount, insurance coverage will become effective on the effective date We specified in the conditional receipt. The effective date will be the latest of (i) the date of completion of the application, (ii) the date of completion of all medical exams and tests We require, (iii) the date requested in the application, and (iv) the date any required amendments have been signed.

In the state of Kansas, temporary insurance coverage may be provided prior to the Issue Date under the terms of a temporary insurance agreement for receipt of the minimum initial premium payment and application. In accordance with Our underwriting rules, temporary insurance coverage may not exceed the lesser of the Specified Amount applied for or $1,000,000 and will remain in effect until the earlier of the date insurance coverage takes effect under the Policy or the date We mail notice of termination and refund the premium payment.

As provided for under state insurance law, you, to preserve insurance age, may be permitted to backdate the Policy. In no case may the Policy Date be more than 14 days prior to the date the application was completed. We will make Monthly Deductions for the backdated period on the Issue Date.

Our Right to Contest the Policy

In issuing the Policy, We rely on all statements made by or for you and/or the Insured(s) in the application or in a supplemental application. Therefore, We may contest the validity of the Policy based on material misstatements made in the application (or any supplemental application).

However, We will not contest the Policy after the Policy has been in force during the Primary Insured’s lifetime for two years. Likewise, We will not contest any increase in coverage, or any reinstatement of the Policy that requires evidence of insurability, after such increase or reinstatement has been in effect during the Primary Insured’s lifetime for two years. However, different states may prescribe different time periods in which We can contest the validity of a Policy. Please consult your Policy.

We may contest the validity of any Rider that provides benefits for total disability or accidental death at any time on the grounds of fraudulent misrepresentation.

Misstatement of Age or Gender

If the Insured’s age or gender was stated incorrectly in the application, We will adjust the death benefit and any benefits provided by Riders to the amount that would have been payable at the correct age and gender.

Suicide Exclusion

If the Primary Insured commits suicide, while sane or insane, within two years of the Issue Date, the Policy will terminate and Our liability will be limited to an amount equal to the premiums paid, less any indebtedness, less any partial surrenders and less any dividends previously paid.

If the Primary Insured commits suicide, while sane or insane, within two years from the effective date of any increase in coverage, the Policy will terminate and Our liability with respect to the amount of increase will be limited to the sum of the Monthly Deductions for the cost of the increase.

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Certain states may require suicide exclusion provisions that differ from those described herein.

Ownership Rights

You, as the Owner, may exercise certain rights under the Policy, including the following:

Selecting and Changing the Beneficiary

•

You designate the Beneficiary (the person to receive the insurance proceeds when the Insured dies) and the contingent Beneficiary (the person to receive the insurance proceeds if no primary Beneficiary is alive when the Insured dies) in the application.

•

You may designate more than one Beneficiary and/or contingent Beneficiary. If you designate more than one primary or contingent Beneficiary, then each such primary or contingent Beneficiary that survives the Insured shares equally in any insurance proceeds unless the Beneficiary designation states otherwise.

•	If there is not a designated Beneficiary or contingent Beneficiary surviving at the Insured’s death, We will pay the insurance proceeds to the Owner, if living, or the Owner’s estate.

•

Subject to the rights of any irrevocable Beneficiary or assignee, you can change the Beneficiary while the Insured is living by providing a written notice satisfactory to Us. If We approve, the change is effective as of the date you complete and sign the written notice, regardless of whether the Insured is living when We receive the notice. We are not liable for any payment or other actions We take before We receive your written notice.

•	A Beneficiary generally may not pledge, commute, or otherwise encumber or alienate payments under the Policy before they are due.

Changing the Owner

•

Subject to the rights of any irrevocable Beneficiary or assignee, you may change the Owner at any time while the Primary Insured is alive by providing a written notice satisfactory to Us. If We approve, the change is effective as of the date you complete and sign the written notice, regardless of whether the Primary Insured is living when We receive the request.

•	We are not liable for any payment or other actions We take before We receive your written notice.

•	Changing the Owner does not automatically change the Beneficiary.

•	Changing the Owner may have tax consequences. You should consult a tax adviser before changing the Owner.

Assigning the Policy

•	You may assign Policy rights while the Primary Insured is alive by submitting written notice to Us.

•	Your interests and the interests of any Beneficiary or other person will be subject to any assignment unless the Beneficiary was designated an irrevocable Beneficiary before the assignment.

•	You retain any Ownership rights that are not assigned.

•	We are not:

•	bound by any assignment unless We receive a written notice satisfactory to Us of the assignment;

•	responsible for validity of any assignment or determining the extent of an assignee’s interest; or

•	liable for any payment We make before We receive written notice of the assignment.

•	Assigning the Policy may have tax consequences. You should consult a tax adviser before assigning the Policy.

Changing Death Benefit Options

The following rules apply to any change in death benefit options:

•	You must submit a written request for any change in death benefit options.

•	We will require evidence of insurability satisfactory to Us for a change from Option 1 to Option 2.

•	The effective date of the change in death benefit option will be the Monthly Deduction Day on or following the date when We approve your request for a change.

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If you change from Option 1 to Option 2:

•

We will first decrease the Specified Amount (beginning with the most recent increase, then the next most recent increases in succession, and then the initial Specified Amount) and then any applicable Rider coverage amounts by the Policy Value on the effective date of the change.

•	The death benefit will NOT change on the effective date of the change.

•

The Minimum Premium may change. There will be a relative increase in the cost of insurance charges over time because the net amount at risk will remain level rather than decrease as the Policy Value increases (unless the death benefit is based on the applicable percentage of Policy Value).

•

If the Specified Amount or applicable Rider coverage amount would be reduced to less than the minimum initial Specified Amount or minimum amount in which the Policy or applicable Rider could be issued, then We will not allow the change in death benefit option.

If you change from Option 2 to Option 1:

•	The Specified Amount will be increased by the Policy Value on the effective date of the change.

•	The death benefit will NOT change on the effective date of the change.

•	The Minimum and Target Premium may change.

•

Unless the death benefit is based on the applicable percentage of Policy Value, if the Policy Value increases, the net amount at risk will decrease over time thereby reducing the cost of insurance charge.

Underwriting Classes

We currently have six underwriting classes: SuperSelect, Select, Preferred, Non-nicotine, Preferred Nicotine, and Nicotine.

•	The Preferred underwriting classes (SuperSelect, Select, Preferred and Preferred Nicotine) are only available if the Specified Amount equals or exceeds $100,000.

•	In an otherwise identical Policy, an Insured in a preferred class will have a lower cost of insurance rate than an Insured in a non-preferred class.

•	Insureds who do not use nicotine will generally incur lower cost of insurance rates than Insureds who are classified as nicotine users (i.e. Preferred Nicotine and Nicotine classes).

Policy Loan Interest

Charged Policy Loan Interest. Charged interest is due and payable in arrears at the end of each Policy Year. Unpaid interest becomes part of the outstanding policy loan and accrues interest if it is not paid by the end of the Policy Year.

Earned Policy Loan Interest. We transfer earned policy loan interest to the Subaccounts and/or the Fixed Account and recalculate collateral: (a) when policy loan interest is paid or added to the loaned amount; (b) when a new policy loan is made; and (c) when a policy loan repayment is made. A transfer to or from the Policy Loan Account will be made to reflect any recalculation of collateral. At any time, the amount of the policy loan balance under a Policy equals the sum of all policy loans (including due and unpaid charged interest added to the policy loan amount) minus any policy loan repayments.

We may credit the Policy Loan Account with an interest rate different than the rate credited to net premium payments allocated to the Fixed Account.

Effect of Policy Loans

A policy loan, whether or not repaid, affects the Policy, the Policy Value, the Surrender Value, and the death benefit. The insurance proceeds and Surrender Value include reductions for the policy loan balance. Repaying a policy loan causes the death benefit and Surrender Value to increase by the amount of the repayment. As long as a policy loan is outstanding, We hold an amount as collateral for the policy loan in the Policy Loan Account. This amount is not affected by the investment performance of the Subaccounts and may not be credited with the interest rates accruing on the Fixed Account. Amounts transferred from the Variable Account to the Policy Loan Account will affect the Policy Value, even if the policy loan is repaid, because We credit these amounts with an interest rate We declare rather than with a rate of return that reflects the investment performance of the Variable Account.

Accordingly, the effect on the Policy Value and death benefit could be favorable or unfavorable, depending on whether the investment performance of the Subaccounts and the interest credited to the Fixed Account is less than or greater than the interest being credited on the assets in the Policy Loan Account while the Policy loan is outstanding. Compared to a Policy under which no policy loan is made, values under a Policy with an outstanding policy loan will be lower when the earned interest rate is less than the investment performance of assets held in the Subaccounts and interest credited to the Fixed Account.

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The longer a policy loan is outstanding, the greater the effect of a policy loan is likely to be.

There are risks involved in taking a policy loan, including the potential for a Policy to lapse if projected earnings, taking into account outstanding policy loans, are not achieved. If the Policy is a MEC, then a policy loan will be treated as a partial surrender for Federal income tax purposes. A policy loan may also have possible adverse tax consequences that could occur if a Policy lapses with policy loans outstanding. In addition, if a policy loan is taken from a Policy that is part of a plan subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), the policy loan will be treated as a “prohibited transaction” subject to certain penalties unless additional ERISA requirements are satisfied. The Owner of such a Policy should seek competent advice before requesting a policy loan.

Dollar Cost Averaging

On each dollar cost averaging transfer day, We will automatically transfer equal amounts (minimum $250) from the Money Market Subaccount to your designated “destination accounts” in the percentages selected. You may have multiple destination accounts. To participate in dollar cost averaging, you must place at least $1,000 in the Money Market Subaccount.

If you have elected dollar cost averaging, the program will start on the first Business Day after the latest of:

1.	The Issue Date;

2.	When the Policy Value of the Money Market Subaccount equals or exceeds the minimum amount stated above; or

3.	The date requested.

Dollar Cost Averaging will end if:

•	We receive your written request to cancel your participation;

•	the Policy Value in the Money Market Subaccount is depleted;

•	the specified number of transfers has been completed; or

•	the Policy enters the grace period.

You will receive written notice confirming each transfer and when the program has ended. You are responsible for reviewing the confirmation to verify that the transfers are being made as requested. A transfer under this program is NOT considered a transfer for purposes of assessing the transfer fee.

You cannot choose dollar cost averaging if you are participating in the automatic asset reallocation program.

Automatic Asset Reallocation

To participate in the automatic asset reallocation program:

•	you must elect this feature in the application or after issue by submitting an automatic asset reallocation request form satisfactory to us to Our Home Office.

Any reallocation which occurs under the automatic asset reallocation program will NOT be counted towards the 12 “free” transfers allowed during each Policy Year. You can end this program at any time.

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Automatic asset reallocation will end if:

•	We receive your written request to terminate the program.

You cannot choose automatic asset reallocation if you are participating in the dollar cost averaging program.

Payment of Policy Benefits

Benefit Payable on Maturity Date. If the Primary Insured is living on the Maturity Date (at Primary Insured’s age 100), We will pay you the Policy Value less any policy loan balance and any unpaid Monthly Deductions. Insurance coverage under the Policy will then end. Payment will generally be made within seven days of the Maturity Date. You may elect to continue the Policy beyond Primary Insured’s Attained Age 100 under the extension of Maturity Date provision. Under this provision, the Maturity Date is the date of the Primary Insured’s death.

Insurance Proceeds. Insurance proceeds will ordinarily be paid to the Beneficiary within seven days after We receive proof of the Insured’s death and all other requirements are satisfied, including receipt by Us at Our Home Office of all required documents. Generally, We determine the amount of a payment from the Variable Account as of the date of death. We pay insurance proceeds in a lump sum by either issuing a check or, at the Beneficiary’s option, by establishing a Retained Asset Account in the Beneficiary’s name, unless you or the Beneficiary have selected an alternative settlement option. We pay interest on the insurance proceeds as required by state law.

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Policy Termination

Your Policy will terminate on the earliest of:

•	the Maturity Date;

•	the end of the grace period without a sufficient payment;

•	the date the Primary Insured dies;

•	or the date you surrender the Policy.

Performance Data

Hypothetical Illustrations

In order to demonstrate how the actual investment performance of the portfolios could have affected the death benefit, Policy Value, and Surrender Value of the Policy, We may provide hypothetical illustrations using the actual investment performance of each portfolio since its inception. These Hypothetical Illustrations Are Designed to Show the Performance That Could Have Resulted If the Policy Had Been in Existence During the Period Illustrated and Are Not Indicative of Future Performance.

The values We illustrate for death benefit, Policy Value, and Surrender Value take into account all applicable charges and deductions from the Policy (current and guaranteed), the Variable Account and the portfolios. We have not deducted charges for any Riders. These charges could lower the performance figures significantly if reflected.

Yields and Total Returns

We may advertise and disclose historic performance data for the Subaccounts, including yields and annual total returns of the Subaccounts. These figures are based on historical earnings and do not indicate or project future performance.

In advertising and sales literature, the performance of each Subaccount may be compared to the performance of other variable life insurance issuers in general or to the performance of particular types of variable life insurance investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Subaccounts. Lipper Analytical Services, Inc. (“Lipper”) and Variable Annuity Research Data Service (“VARDS”) are independent services that monitor and rank the performance of variable life insurance issuers in major categories of investment objectives on an industry-wide basis. The performance analyses prepared by Lipper and VARDS each rank these issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives. In addition to Lipper and VARDS, we also may rely on other third-party independent services to provide similar information.

Advertising and sales literature may also compare the performance of each Subaccount to the Standard & Poor’s Composite Index of 500 stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any “deduction” for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as sources of performance comparison.

We may also report other information, including the effect of tax-deferred compounding on a Subaccount’s investment returns, or returns in general, which may be illustrated by tables, graphs, or charts. All income and capital gains derived from Subaccount investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying portfolio’s investment experience is positive.

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Performance information reflects only the performance of a hypothetical investment during the particular time period on which the calculations are based. Average annual total return figures are based on historical earnings and are not intended to indicate future performance. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the underlying portfolio in which a Subaccount invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

You also should refer to your personalized illustrations which illustrate variations of the death benefit, policy values, and accumulated payments under your Policy.

Money Market Subaccount Yields

Advertisements and sales literature may quote the current annualized yield of the Money Market Subaccount (Fidelity VIP Money Market Portfolio) for a seven-day period in a manner that does not take into consideration any realized or unrealized gains or losses, or income other than investment income, on shares of the Money Market portfolio.

We compute this current annualized yield by determining the net change (not including any realized gains and losses on the sale of securities, unrealized appreciation and depreciation, and income other than investment income) at the end of the seven-day period in the value of a hypothetical Subaccount under a Policy having a balance of one unit of the Money Market Subaccount at the beginning of the period. We divide that net change in Subaccount value by the value of the hypothetical Subaccount at the beginning of the period to determine the base period return. Then We annualize this quotient on a 365-day basis. The net change in account value reflects (i) net income from the Money Market portfolio in which the hypothetical Subaccount invests; and (ii) a deduction for the mortality and expense risk charge. The current annualized yield does not reflect deductions for the Premium Charge, cost of insurance charge, policy fee, charges for Riders, surrender charge, partial surrender charge and transfer charge. If these charges were deducted, performance would be significantly lower.

We may also disclose the effective yield of the Money Market Subaccount for the same seven-day period, determined on a compounded basis. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The Money Market Subaccount yield is lower than the Money Market portfolio’s yield because of the charges and deductions that the Policy imposes.

The current and effective yields on amounts held in the Money Market Subaccount normally fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market Subaccount’s actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market portfolio, the types and quality of securities held by the Money Market portfolio and that portfolio’s operating expenses. During extended periods of low interest rates, the yields of the Money Market Subaccount (or any Subaccount investing in a money market portfolio) may also become extremely low and possibly negative. We may also present yields on amounts held in the Money Market Subaccount for periods other than a seven-day period.

Average Annual Total Returns for the Subaccounts

Sales literature or advertisements may quote average annual total returns for one or more of the Subaccounts for various periods of time. If We advertise total return for the Money Market Subaccount, then those advertisements and sales literature will include a statement that yield more closely reflects current earnings than total return.

Until a Subaccount has been in operation for 10 years, we will include quotes of average annual total return for the period measured from the Subaccount’s inception. When a Subaccount has been in operation for one, five, and ten years, respectively, We will provide the average annual total return for these periods. We may also disclose average annual total returns for other periods of time. Average annual total return for the Subaccounts may include information for the period before any policies were registered under the Securities Act of 1933, from the inception of the Subaccounts, with the level of Policy charges currently in effect.

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The total return of a Subaccount refers to return quotations assuming an investment under a Policy has been held in the Subaccount for various periods of time including, but not limited to, a period measured from the date the Subaccount commenced operations. For periods prior to the date a Subaccount commenced operations, performance information for Policies funded by that Subaccount may also be calculated based on the performance of the corresponding portfolio and the assumption that the Subaccount was in existence for the same periods as those indicated for the portfolio, with the current level of Policy charges. Average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Policy to the value of that investment (reflecting only Common Charges, as explained below) as of the last day of each of the periods. Each period’s ending date for which We provide total return quotations will be for the most recent calendar quarter-end practicable, considering the type of the communication and the media through which it is communicated. Average annual total return information shows the average percentage change in the value of an investment in the Subaccount from the beginning date of the measuring period to the end of that period. Average annual total returns reflect total underlying portfolio expenses and certain Policy fees and charges assumed to apply to all Policy Owners, including the initial administrative charge, monthly administrative charge, and insurance charge (“Common Charges”). However, charges such as premium charges, surrender and partial surrender charges, and cost of insurance charges, which are based on certain factors, such as Issue Age or actual Attained Age, underwriting class, duration of the Policy or Specified Amount, and which therefore vary with each Policy, are not reflected in average annual total returns, nor are any charges assessed on surrender or partial surrender, transfer, or increase in Specified Amount (“Non-Common Charges”). If Non-Common Charges were deducted, performance would be significantly lower.

Because of the charges and deductions imposed under a Policy, performance data for the Subaccounts will be lower than performance data for their corresponding portfolios. The performance of a Subaccount will be affected by expense reimbursements and fee waivers applicable to their corresponding portfolios. Without these reimbursements and waivers, performance would be lower. The funds provide the portfolios’ performance data. We derive Subaccount performance data from the data that the funds provide and rely on the funds’ data. While we have no reason to doubt the accuracy of the figures provided by these non-affiliated funds, we do not represent that they are true and complete, and disclaim all responsibility for these figures. Performance for any given past period is not an indication or representation of future performance. The performance of each Subaccount will fluctuate on a daily basis.

From time to time, sales literature or advertisements may also quote average annual total returns for periods prior to the date a Subaccount commenced operations. This performance information for the Subaccounts will be calculated based on the performance of the portfolios and the assumption that the Subaccounts were in existence for the same periods as those indicated for the portfolios, with the level of Policy charges currently in effect.

Additional Information

Sale of the Policies

We offer the Policies to the public on a continuous basis. We anticipate continuing to offer the Policies, but We reserve the right to discontinue the offering.

The Distributor serves as principal underwriter for the Policies. The Distributor is located at 6000 American Parkway, Madison, WI 53783-0001. The Distributor was organized under the laws of Wisconsin on July 13, 2000, as a limited liability company whose sole member is American Family Mutual Insurance Company, our parent. The Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). Distributor is not a member of the Securities Investor Protection Corporation. Registered representatives are appointed as Our insurance agents.

More information about the Distributor and its registered persons is available at http://www.nasdr.com or by calling 1-800-289-9999. You can also obtain an investor brochure from FINRA Regulation describing its Public Disclosure Program.

The Distributor received sales compensation with respect to the Policies in the following amounts during the period indicated:

Fiscal Year	Aggregate Amount of Commissions Paid to the Distributor[26]		Aggregate Amount of Commissions Retained by the Distributor After Payments to its Registered Representatives
2007	$	None	None

[26]	Includes sales compensation paid to registered representatives of the Distributor.

Distributor passes through commissions it receives to registered representatives who sold the Policies and their managers and does not retain any portion of it in return for its services as distributor for the Policies. However, AFLIC pays the following sales expenses: deferred compensation and insurance benefits of registered persons, advertising expenses, and all other expenses of distributing the Policies. AFLIC also pays for the Distributor’s operating and other expenses.

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Disclosure of Special Sales Programs. From time to time AFLIC in conjunction with the Distributor, may conduct special sales programs.

Potential Conflicts of Interest

In addition to the Variable Account, the portfolios may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the portfolios simultaneously. Although neither We nor the portfolios currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity contract owners, each portfolio’s Board of Directors (Trustees) will monitor events in order to identify any material conflicts between the interests of these variable life insurance policy owners and variable annuity contract owners, and will determine what action, if any, it should take. This action could include the sale of portfolio shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example: (1) changes in state insurance laws; (2) changes in Federal income tax laws; or (3) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners.

If a portfolio’s Board of Directors (Trustees) were to conclude that separate portfolios should be established for variable life insurance and variable annuity separate accounts, We will bear the attendant expenses, but variable life insurance policy owners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined portfolio.

The portfolios may also sell shares directly to certain pension and retirement plans qualifying under Section 401 of the Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners of this Policy or other policies or contracts (including policies issued by other companies), and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, We will consider what action may be appropriate, including removing the portfolio as an investment option under the Policies or replacing the portfolio with another portfolio.

Legal Developments Regarding Unisex Actuarial Tables

In 1983, the United States Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In that case, the Supreme Court applied its decision only to benefits derived from contributions made on or after August 1, 1983. Subsequent decisions of lower Federal courts indicate that, in other factual circumstances, the Title VII prohibition of sex-distinct benefits may apply at an earlier date. In addition, legislative, regulatory, or decisional authority of some states may prohibit the use of sex-distinct mortality tables under certain circumstances. The Policies offered by this prospectus are based upon actuarial tables which distinguish between men and women and, thus, the Policy provides different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related insurance or benefits program before purchasing the Policy and in determining whether an Policy is appropriate.

Reports to Owners

At least once each year, We will send you a report showing the following information as of the end of the report period:

•	the current Policy Value, Fixed Account Policy Value and Subaccount Policy Values

•	the current Surrender Value

•	the current death benefit

•	the current policy loan balance

•	any activity since the last report (e.g., premium payments, partial surrenders, charges, and any loan transactions)

•	any other information required by law.

In addition, We will send you a statement showing the status of the Policy following the transfer of amounts from one Subaccount to another (including automatic asset reallocation and dollar cost averaging), the taking of a loan, the repayment of a loan, a partial surrender, and the payment of any premiums (excluding those paid by bank draft or otherwise under the automatic payment plan).

We can prepare a similar report for you at other times for a reasonable fee. We may limit the scope and frequency of these requested reports.

We will send you a semi-annual report containing the financial statements of each portfolio in which you are invested.

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Records

We will maintain all records relating to the Variable Account and the Fixed Account at Our Home Office or at Alliance–One Services, Inc., 55 Hartland Street, East Hartford, CT 06108.

Legal Matters

Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to the Policy under the Federal securities laws. James F. Eldridge has provided advice on certain matters relating to the laws of Wisconsin regarding the Policies and Our issuance of the Policies.

Experts

The Financial Statements of American Family Life Insurance Company and Variable Account I included in this SAI, which is a part of the Registration Statement have been included in reliance on the reports of PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Actuarial matters included in the prospectus have been examined by John Christensen, Chief Actuary—Life/Health, as stated in his opinion filed as an exhibit to the Registration Statement.

Additional Information about the Company

We are a stock life insurance company incorporated under Wisconsin law in 1957. We are subject to regulation by the Office of the Commissioner of Insurance of the state of Wisconsin, as well as by the insurance departments of all other states in which We do business. We are engaged in the business of issuing life insurance policies and annuity contracts, and We are currently licensed to do business in Arizona, Colorado, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Minnesota, Missouri, Montana, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oregon, South Carolina, South Dakota, Utah, Washington and Wisconsin.

We submit annual statements on Our operations and finances to insurance officials in all states in which We do business. We have filed the Policy described in this prospectus with insurance officials in those states in which the Policy is sold.

We intend to reinsure a portion of the risks assumed under the Policies.

Financial Statements

This SAI contains the audited Statements of Assets and Liabilities and Policy Owner’s Equity of the Variable Account as of December 31, 2007 and the related Statements of Operations and Statements of Changes in Policy Owner’s Equity for the years or periods indicated. PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606, serves as independent registered public accounting firm for the Variable Account.

Our Balance Sheets as of December 31, 2007 and 2006 and Our related Statements of Income, Statements of Changes in Stockholder’s Equity, and Statements of Cash Flows for each the three years in the period ended December 31, 2007 which are included in this SAI, should be considered only as bearing on our ability to meet our obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

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American Family Life

Insurance Company

Financial Statements

December 31, 2007, 2006, and 2005

American Family Life Insurance Company

Contents

December 31, 2007, 2006, and 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of

American Family Life Insurance Company

In our opinion, the accompanying balance sheets and the related statements of income, changes in stockholder’s equity and of cash flows present fairly, in all material respects, the financial position of American Family Life Insurance Company (herein referred to as the “Company”) at December 31, 2007, and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers, LLP

February 22, 2008

1

American Family Life Insurance Company

Balance Sheets

December 31, 2007 and 2006

(in thousands of dollars, except share amounts)	2007	2006
Assets
Cash and investments
Bonds, available-for-sale	$2,905,940	$2,800,396
Common stocks, available-for-sale	89,216	95,103
Mortgage loans on real estate	310,497	280,461
Policy loans	212,816	202,928
Cash and cash equivalents	58,101	43,801
Other invested assets	11,153	8,807

Total cash and investments	3,587,723	3,431,496
Investment income receivable	31,529	31,680
Reinsurance recoverable	100,623	83,836
Accounts receivable—affiliates	1,654	1,712
Deferred policy acquisition costs	552,043	543,341
Deferred tax assets	4,018	10,616
Other assets	6,583	7,369
Separate account assets	246,799	179,739

Total assets	$4,530,972	$4,289,789

(in thousands of dollars, except share amounts)	2007	2006
Liabilities
Liabilities for life and deposit-type contracts	$3,248,565	$3,142,900
Policy and contract claims	15,016	14,337
Policyholders’ dividends payable	21,442	21,768
Expenses payable	39,968	39,233
Income taxes payable	16	5,024
Other liabilities	14,311	13,735
Separate account liabilities	246,799	179,739

Total liabilities	3,586,117	3,416,736

Stockholder’s Equity
Common stock ($250 par value; 10,000 shares authorized, issued and outstanding) and additional paid-in capital	3,500	3,500
Retained earnings	920,038	855,764
Accumulated other comprehensive income (loss)	21,317	13,789

Total stockholder’s equity	944,855	873,053

Total liabilities and stockholder’s equity	$4,530,972	$4,289,789

The accompanying notes are an integral part of these financial statements.

2

American Family Life Insurance Company

Statements of Income

Years Ended December 31, 2007, 2006, and 2005

(in thousands of dollars)	2007	2006	2005
Revenues
Premiums, fees and annuity considerations	$321,114	$310,130	$297,346
Net investment income	199,859	197,453	187,616
Net realized investment gains (losses)	(4,527)	8,139	9,148
Other	3,976	2,313	1,897

Total revenues	520,422	518,035	496,007

Benefits and expenses
Policy and contract claims and other benefits	152,856	142,930	134,209
Dividends to policyholders	40,644	40,794	39,608
Change in future policy benefits	113,036	117,240	122,837
Deposit contract interest	17,018	17,132	16,804
Commissions	25,553	26,548	25,470
Other expenses	87,078	89,319	82,363
Change in deferred policy acquisition costs	(14,272)	(37,289)	(3,220)

Total benefits and expenses	421,913	396,674	418,071

Income (loss) before income taxes	98,509	121,361	77,936

Income taxes
Current	31,789	36,470	25,540
Deferred	2,446	5,687	521

Total income tax expense (benefit)	34,235	42,157	26,061

Net income (loss)	$64,274	$79,204	$51,875

The accompanying notes are an integral part of these financial statements.

3

American Family Life Insurance Company

Statements of Changes in Stockholder’s Equity

Years Ended December 31, 2007, 2006, and 2005

(in thousands of dollars)	2007		2006		2005
Common stock and additional paid-in capital
Balance at beginning and end of year		$3,500		$3,500		$3,500

Retained earnings
Balance at beginning of year		855,764		776,560		724,685
Net income (loss)	$64,274	64,274	$79,204	79,204	$51,875	51,875

Balance at end of year		920,038		855,764		776,560

Accumulated other comprehensive income (loss)
Balance at beginning of year		13,789		20,640		50,025
Changes in unrealized gains (losses) on securities (net of tax of $6,252, ($1,833), and ($15,032), and deferred policy acquisition cost adjustments of ($5,570), $15,315, and $33,519 in 2007, 2006, and 2005, respectively)	11,430	11,430	(3,405)	(3,405)	(27,917)	(27,917)
Less: reclassification adjustment for gains (losses) included in net income (loss) (net of tax of $2,101, $1,856, and $791 in 2007, 2006, and 2005, respectively)	3,902	3,902	3,446	3,446	1,468	1,468

Balance at end of year		21,317		13,789		20,640

Comprehensive income (loss)	$71,802		$72,353		$22,490

Total stockholder’s equity		$944,855		$873,053		$800,700

The accompanying notes are an integral part of these financial statements.

4

American Family Life Insurance Company

Statements of Cash Flows

Years Ended December 31, 2007, 2006, and 2005

(in thousands of dollars)	2007	2006	2005
Cash flows from operating activities
Net income (loss)	$64,274	$79,204	$51,875
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Insurance liabilities	97,496	100,771	108,242
Interest credited to insurance and deposit liabilities	45,050	45,425	45,003
Fees charged on insurance and deposit liabilities	(33,542)	(33,325)	(33,561)
Amortization included in investment income	(941)	(760)	(1,631)
Deferred policy acquisition costs	(14,272)	(37,289)	(3,220)
Net realized (gains) losses on sales of investments	4,527	(8,139)	(9,148)
Other changes in operating assets and liabilities	(20,162)	(11,405)	(17,071)

Net cash provided by (used in) operating activities	142,430	134,482	140,489

Cash flows from investing activities
Proceeds from sales, maturities or calls of bonds	223,959	281,132	292,181
Purchases of bonds	(318,179)	(328,337)	(420,763)
Proceeds from sales of stocks	30,648	19,702	8,353
Purchases of stocks	(21,305)	(19,031)	(18,210)
Proceeds from sales of other investments	22,491	15,650	36,314
Purchases of other investments	(52,517)	(88,349)	(50,209)
Net change in policy loans	(9,888)	(8,514)	(11,008)

Net cash provided by (used in) investing activities	(124,791)	(127,747)	(163,342)

Cash flows from financing activities
Deposits to insurance and deposit liabilities	99,372	103,290	108,507
Withdrawals from insurance and deposit liabilities	(102,711)	(91,725)	(85,177)

Net cash provided by (used in) financing activities	(3,339)	11,565	23,330

Net change in cash and cash equivalents	14,300	18,300	477
Cash and cash equivalents
Beginning of year	43,801	25,501	25,024

End of year	$58,101	$43,801	$25,501

The accompanying notes are an integral part of these financial statements.

5

American Family Life Insurance Company

Notes to Financial Statements

December 31, 2007, 2006, and 2005

1.	Nature of Operations and Significant Accounting Policies

American Family Life Insurance Company (herein referred to as the “Company”) is a wholly-owned subsidiary of AmFam, Inc., which is wholly-owned by American Family Mutual Insurance Company (AFMIC). The Company operates in the life insurance industry, marketing whole life, term life, fixed and variable universal life and fixed and variable annuity products to provide financial protection for qualified individuals, families and business enterprises. It sells these products through a multi-line, exclusive agency force in eighteen states. The Company also writes a small amount of group life insurance and structured settlement business primarily as a service to its affiliates.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company utilizes significant estimates and assumptions in the calculation of deferred policy acquisition costs (DAC) and insurance liabilities. Actual results could differ from these estimates.

The significant accounting policies used in the preparation of these statements include:

a.	Cash and Investments

The Company may dispose of bonds prior to their scheduled maturity due to changes in market interest rates, tax and credit considerations, liquidity or regulatory capital requirements, or other similar factors. As a result, the Company considers all of its bonds and common stocks as available-for-sale. Available-for-sale investments are reported at fair value, with unrealized gains and losses, net of applicable deferred taxes, reported as a component of accumulated other comprehensive income until realized. If there is a decline in an investment’s net realizable value that is other-than-temporary, the decline is recorded as a realized loss and the cost of the investment is reduced to its estimated fair value.

Other invested assets consist primarily of investments in limited partnerships. The limited partnerships are reported in the financial statements according to the Company’s percentage of equity ownership in the limited partnerships. The Company has determined an ownership percentage of 5% or greater is more than a minor interest in a limited partnership, and these investments are accounted for using the equity method of accounting. The cost method of accounting is used to account for limited partnerships with a less than 5% ownership interest. These investments typically reflect a reporting lag of up to three months, dependent upon receipt of the limited partnership financial statements.

For the limited partnerships accounted for under the equity method of accounting, the Company retains the specialized accounting utilized by these partnerships as described in the AICPA Audit and Accounting Guide for Investment Companies. In accordance with retention of specialized accounting, the Company records its share of unrealized gains and losses from these partnerships in net investment income (loss) on its Statements of Income.

Prepayment assumptions for mortgage-backed and asset-backed securities are obtained from external sources when the securities are purchased. These allow the Company to recognize income using a constant effective yield based on those prepayment assumptions and the economic life of the securities. If changes in the original prepayment assumptions are material in total, the effective yield is recalculated to reflect actual payments received and expected future payments. To date, the changes in prepayment assumptions have been determined to be immaterial.

6

American Family Life Insurance Company

Notes to Financial Statements

December 31, 2007, 2006, and 2005

Cash and cash equivalents include money market mutual funds carried at cost, which approximates fair value, as well as commercial paper recorded at amortized cost, which approximates fair value. Mortgage loans on real estate are generally carried at their aggregate unpaid principal balances. Policy loans are reported at their outstanding principal balance and are limited to the cash value of the policy.

Investment income is recorded when earned. Dividend income is recorded on the ex-dividend date. Realized gains and losses on sales of investments are determined on the specific identification basis and are recorded in the accompanying statements of income.

b.	Deferred Policy Acquisition Costs

Costs which vary with, and are primarily related to, the acquisition of business are deferred to the extent that such costs are deemed recoverable. These costs include, but are not limited to, commissions, certain costs of policy issuance and underwriting, and certain agency expenses. For traditional term life insurance contracts, deferred costs are amortized with interest in relation to future anticipated premium revenue, using the same assumptions that are used in calculating the insurance liabilities. For traditional whole life insurance contracts, deferred costs are amortized in relation to the present value of expected gross margins, discounted using the interest rate earned on the underlying assets. For deposit contracts without significant mortality risk (investment-type contracts) and for contracts that permit the Company or insured to make changes in the contract terms (universal life-type insurance contracts), deferred costs are amortized in relation to the present value of expected gross profits from these contracts, discounted using the interest rate credited to the policy or the expected earnings rate, depending on the type of policy.

The Company regularly evaluates the recoverability of the unamortized balance of DAC. For traditional whole life insurance contracts, the accumulated amortization is adjusted (whether an increase or a decrease) whenever there is a material change in the estimated gross margins expected over the life of a block of business in order to maintain a constant relationship between the cumulative amortization and the present value (discounted at the rate of interest earned on the underlying assets) of expected gross margins. For traditional term life insurance contracts, the unamortized asset balance is reduced by a charge to income only when the estimated remaining gross premium reserve exceeds the GAAP reserves reduced by unamortized DAC. For universal life-type and investment-type insurance contracts, the accumulated amortization is adjusted (whether an increase or a decrease) whenever there is a material change in the estimated gross profits expected over the life of a block of business in order to maintain a constant relationship between the cumulative amortization and the present value of expected gross profits.

DAC is also adjusted when bonds are recorded at fair value for traditional whole life, universal life-type and investment-type insurance contracts. This adjustment reflects the change in cumulative amortization that would have been recorded if these bonds had been sold at their fair values and the proceeds were reinvested at current yields.

7

American Family Life Insurance Company

Notes to Financial Statements

December 31, 2007, 2006, and 2005

In October 2005, the AICPA issued SOP 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts. SOP 05-1 provides accounting guidance for DAC associated with internal replacements of insurance and investment contracts other than those already described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement as “a modification in product benefits, features, rights or coverages that occurs through the exchange of an existing contract for a new contract, or by amendment, endorsement or rider to an existing contract, or by the election of a feature or coverage within an existing contract.” In February 2007, the AICPA issued Technical Practice Aids that provide interpretive guidance to be used in applying the SOP. The Company adopted the provisions of SOP 05-1 on January 1, 2007, for internal replacements occurring in fiscal years beginning after December 15, 2006. Internal replacements for the current year resulted in a $2,255,000 reduction in unamortized DAC which decreased current year earnings by the same amount. The ongoing effects of SOP 05-1 are not expected to have a material impact on the Company’s results of operations or financial position.

c.	Liabilities for Life and Deposit-Type Contracts

For universal life-type, deposit-type and investment-type insurance contracts, reserves are based on the contract account balance. Reserves for annuities in payout status are calculated as the present value of future benefits using contract interest rates and either the 1971, 1983 or 2000 Immediate Annuity Mortality table.

For traditional whole life insurance contracts, reserves are calculated based on the net level policy benefit reserve. Interest assumptions are consistent with the policy dividend formula and mortality assumptions and are based on the 1958, 1980 or 2001 CSO table. Interest rates on current issues are between 4.0% and 4.5% in both 2007 and 2006. Interest rates on all other issues are between 2.5% and 5.0% in both 2007 and 2006.

For traditional term and limited payment life insurance contracts, reserves are calculated using the net level premium method, based on assumptions as to investment yields, mortality, withdrawals, expenses and dividends. These assumptions are made at the time the contract is issued and are consistent with assumptions used in the product pricing process. Assumptions are based on projections from past Company experience and are modified only as necessary to reflect loss recognition. In addition, an allowance is made for possible unfavorable deviations from selected assumptions.

8

American Family Life Insurance Company

Notes to Financial Statements

December 31, 2007, 2006, and 2005

Reserves by type of contract at December 31 are as follows:

(in thousands of dollars)	2007		2006
Deposit-type liabilities
Universal life	$480,616	14.9%	$473,143	15.1%
Deferred annuities	204,454	6.3	213,331	6.8
Variable universal life	3,047	0.1	1,378	—
Variable annuities	3,259	0.1	3,175	0.1
Supplemental contracts without life contingencies, structured settlements, dividend accumulations, retained assets, and premium deposits	345,614	10.6	337,754	10.7
Insurance-type liabilities
Traditional whole life	1,891,973	58.2	1,819,411	57.9
Traditional term life	273,312	8.4	247,050	7.9
Payout annuities	41,560	1.3	43,407	1.4
Other insurance reserves	4,730	0.1	4,251	0.1

Total liabilities for life policies and deposit contracts	$3,248,565	100.0%	$3,142,900	100.0%

d.	Policyholders’ Dividends Payable

Approximately 98.3% of the Company’s life contracts are considered participating policies. The Company accounts for its policyholder dividends based upon dividend scales approved by the Board of Directors. The amount of dividends to be paid is determined annually. The portion of the Company earnings allocated as dividends is included in policyholders’ dividends payable.

e.	Federal Income Taxes

The Company files a consolidated federal income tax return with AFMIC and its affiliates and is subject to a tax allocation agreement under which each member’s tax liability equals or approximates separate return calculations with current credit for net losses and tax credits utilized by other members of the group. The Company is allocated one half of the after-tax benefit obtained by AFMIC on the additional municipal bonds AFMIC holds as a result of filing a consolidated return with the Company. Deferred taxes are established for the future tax effects of temporary differences between the tax and financial reporting bases of assets and liabilities using currently enacted tax rates. The effect on deferred taxes of a change in tax rates is recognized in income in the period of enactment. Deferred tax assets (DTAs) are valued based upon the expectation of future realization on a “more likely than not” basis. A valuation allowance is established for that portion of DTAs which cannot meet this realization standard. At December 31, 2007 and 2006, a valuation allowance was not established since the Company’s analysis indicates that it is more likely than not that the DTAs will be realized in future periods.

f.	Premium Income, Annuity Considerations and Expense Recognition

Term life and whole life insurance premiums are generally recognized as premium income when received. Revenue from immediate annuities and supplemental contracts with life contingencies is recognized at the time of issue. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts. The association is accomplished by means of the provision for liabilities for future policy benefits and the amortization of DAC. Premium income is recorded net of premiums due to reinsurers. Commissions and other expenses are recorded net of allowances received from reinsurers.

9

American Family Life Insurance Company

Notes to Financial Statements

December 31, 2007, 2006, and 2005

For investment-type and universal life-type insurance contracts, premium deposits and benefit payments are recorded as increases or decreases in a liability account, rather than as revenue and expense. Revenue is recognized for any amounts charged against the liability account for the cost of insurance, policy administration, and surrender penalties. Expense is recorded for any interest credited to the liability account and any benefit payments which exceed the contract liability account balance.

g.	Intercompany Expense Allocation

The Company shares certain administrative, occupancy, marketing and tax expenses with AFMIC and other affiliated companies. Such expenses are allocated to the Company at cost in proportion to its estimated utilization. Allocation methods are refined periodically in light of current operations and resources utilized by the Company. Allocated expenses amounted to approximately $183,912,000, $184,623,000, and $144,550,000 for 2007, 2006, and 2005, respectively.

h.	Reinsurance

In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of the benefits paid over such limits. This is accomplished primarily through cessions to reinsurers under excess of loss and coinsurance contracts. Estimated reinsurance recoverable is recognized in a manner consistent with the liabilities related to the underlying reinsured contracts. The liabilities for life policies and deposit contracts are shown gross of reserve credits, which have been classified as reinsurance receivables in the balance sheet. Reinsurance premiums ceded were $45,408,000, $39,849,000, and $36,427,000 in 2007, 2006, and 2005, respectively. Reinsurance commissions and expense allowances were $19,832,000, $16,943,000, and $15,008,000 in 2007, 2006, and 2005, respectively. Life insurance benefits on ceded claims were $15,514,000, $17,078,000, and $12,933,000 in 2007, 2006, and 2005, respectively. Approximately 58% and 14% of ceded reinsurance is ceded to Security Life of Denver and RGA Reinsurance Company, respectively.

i.	Statements of Cash Flows

The Company paid income taxes of $36,797,000, $39,004,000, and $31,896,000 in 2007, 2006, and 2005, respectively. The Company paid no interest in 2007, 2006, or 2005.

j.	Separate Accounts

Separate account assets include segregated funds invested as designated by variable universal life insurance and variable annuity policy owners in shares of mutual funds managed by outside fund managers offered as investment vehicles for American Family Variable Accounts I or II (the “Variable Accounts”). The assets (investments) and liabilities (to policy owners) of each account are clearly identifiable and distinguishable from other assets and liabilities of the Company. Assets are valued at fair value and liabilities are equal to the amount due to the policy owner without a reduction for surrender charges. The investment income, gains and losses of these accounts generally accrue to the policy owners, and, therefore, are not included in the Company’s net income.

k.	Reclassifications

Certain reclassifications have been made in the accompanying financial statements to allow for consistent financial reporting.

10

American Family Life Insurance Company

Notes to Financial Statements

December 31, 2007, 2006, and 2005

l.	Emerging Accounting Matters

The Company continually monitors emerging accounting standards and evaluates the impacts of these changes on the Company.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157), which redefines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies where other accounting pronouncements require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The FASB deferred the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities. The effects of adoption will be determined by the types of instruments carried at fair value in the Company’s financial statements at the time of adoption as well as the method utilized to determine their fair values prior to adoption. Based on the Company’s current use of fair value measurements, SFAS No. 157 is not expected to have a material effect on the results of operations or financial position of the Company.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159), which provides reporting entities an option to report selected financial assets, including investment securities designated as available-for-sale, and liabilities, including most insurance contracts, at fair value. SFAS No. 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard also requires additional information to aid financial statement users’ understanding of a reporting entity’s choice to use fair value on its earnings and also requires entities to display on the face of the balance sheet the fair value of those assets and liabilities for which the reporting entity has chosen to measure at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and must be adopted at the beginning of the year. The Company has recently begun to evaluate the application of this standard and does not expect it to have a material effect on the results of operations or the financial position of the Company.

2.	Financial Instruments

a.	Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of significant financial instruments:

Bonds and Common Stocks

Fair values for issues traded on public exchanges are based on market prices in such exchanges at year end. For issues that are not traded on public exchanges, fair values are estimated based on market comparables or on internal analysis.

Mortgage Loans on Real Estate

The fair value of mortgage loans on real estate is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Policy Loans

Policy loans have no stated maturity dates and are an integral part of the related insurance contract. The carrying value of policy loans approximates the fair value. The interest rate for policy loans on current issues was 8% in 2007, 2006, and 2005.

11

American Family Life Insurance Company

Notes to Financial Statements

December 31, 2007, 2006, and 2005

Deferred Annuities and Structured Settlements

Fair values for deferred annuities are based on the cash surrender value of the policies. Fair values for structured settlements are based on the present value of expected payments using current crediting interest rates.

The estimated fair values of the Company’s significant financial instruments that are carried on the balance sheets at a value other than estimated value or are not disclosed on the face of the balance sheets or elsewhere in the notes at December 31 are as follows:

	2007		2006
(in thousands of dollars)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets
Mortgage loans on real estate	$310,497	$318,131	$280,461	$280,066
Financial liabilities
Deferred annuities	204,454	201,531	213,331	209,721
Structured settlements	83,437	87,152	83,775	89,078

b.	Common Stocks

The aggregate cost of stocks at December 31, 2007 and 2006 was $64,034,000 and $72,202,000, respectively. Net unrealized appreciation of stocks stated at fair value includes gross unrealized gains of $26,112,000 and $24,605,000 and gross unrealized losses of $930,000 and $1,704,000 at December 31, 2007 and 2006, respectively.

The fair value and unrealized losses, categorized by stocks in a loss position for less than 12 months and stocks in a loss position for more than 12 months at December 31 are as follows:

	2007
	Less than 12 Months			12 Months or More			Total
(in thousands of dollars, except number of issues)	Number of Issues	Fair Value	Unrealized Losses	Number of Issues	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of Securities:
Common stocks	6	$10,801	$(930)	—	$—	$—	$10,801	$(930)

Total	6	$10,801	$(930)	—	$—	$—	$10,801	$(930)

	2006
	Less than 12 Months			12 Months or More			Total
(in thousands of dollars, except number of issues)	Number of Issues	Fair Value	Unrealized Losses	Number of Issues	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of Securities:
Common stocks	3	$2,512	$(256)	3	$11,567	$(1,448)	$14,079	$(1,704)

Total	3	$2,512	$(256)	3	$11,567	$(1,448)	$14,079	$(1,704)

12

American Family Life Insurance Company

Notes to Financial Statements

December 31, 2007, 2006, and 2005

The Company believes that unrealized losses related to these stocks are temporary. In determining whether these losses are expected to be temporary, the Company considers severity of impairment, duration of impairment, forecasted market price recovery, and the intent and ability of the Company to hold the investment until the market price has recovered.

During 2007, 2006, and 2005, the Company recorded other-than-temporary write-downs in the stock portfolio, resulting in a total realized loss of $2,021,000, $0, and $551,000, respectively.

Proceeds from sales of stocks during 2007, 2006, and 2005 were $30,648,000, $19,702,000, and $8,353,000, respectively. Gross gains of $6,910,000, $4,624,000, and $2,561,000 and gross losses of $3,714,000, $599,000, and $179,000 were realized on the sale of common stocks for 2007, 2006, and 2005, respectively.

c.	Bonds

The amortized cost and estimated fair value of bonds at December 31 are as follows:

	2007
(in thousands of dollars)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Description of Securities:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$218,216	$4,034	$(796)	$221,454
Obligations of states and political subdivisions	39,451	701	(136)	40,016
Public utilities	115,013	3,591	(2,224)	116,380
Industrial and other corporate	1,310,776	32,096	(21,579)	1,321,293
Mortgage-backed securities	1,077,622	7,826	(7,407)	1,078,041
Asset-backed securities	132,930	1,012	(5,186)	128,756

Total	$2,894,008	$49,260	$(37,328)	$2,905,940

	2006
(in thousands of dollars)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Description of Securities:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$229,155	$830	$(3,841)	$226,144
Obligations of states and political subdivisions	39,449	579	(276)	39,752
Public utilities	114,206	3,222	(2,199)	115,229
Industrial and other corporate	1,272,578	28,952	(15,723)	1,285,807
Mortgage-backed securities	1,003,211	4,323	(17,288)	990,246
Asset-backed securities	144,836	3,469	(5,087)	143,218

Total	$2,803,435	$41,375	$(44,414)	$2,800,396

13

American Family Life Insurance Company

Notes to Financial Statements

December 31, 2007, 2006, and 2005

The fair value and unrealized losses, categorized by bonds in a loss position for less than 12 months and bonds in a loss position for more than 12 months at December 31 are as follows:

	2007
	Less than 12 Months			12 Months or More			Total
(in thousands of dollars, except number of issues)	Number of Issues	Fair Value	Unrealized Losses	Number of Issues	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of Securities:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	1	$3,574	$(18)	7	$37,806	$(778)	$41,380	$(796)
Obligations of states and political subdivisions	3	6,965	(35)	2	3,896	(101)	10,861	(136)
Public utilities	2	3,885	(40)	7	44,727	(2,184)	48,612	(2,224)
Industrial and other corporate	46	163,372	(6,194)	50	320,204	(15,385)	483,576	(21,579)
Mortgage-backed securities	12	77,847	(587)	47	405,812	(6,820)	483,659	(7,407)
Asset-backed securities	14	56,053	(1,737)	11	25,941	(3,449)	81,994	(5,186)

	78	$311,696	$(8,611)	124	$838,386	$(28,717)	$1,150,082	$(37,328)

	2006
	Less than 12 Months			12 Months or More			Total
(in thousands of dollars, except number of issues)	Number of Issues	Fair Value	Unrealized Losses	Number of Issues	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of Securities:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	6	$33,196	$(116)	23	$123,822	$(3,725)	$157,018	$(3,841)
Obligations of states and political subdivisions	4	7,895	(101)	2	3,822	(175)	11,717	(276)
Public utilities	2	12,287	(171)	6	37,462	(2,028)	49,749	(2,199)
Industrial and other corporate	42	220,617	(2,428)	65	359,537	(13,295)	580,154	(15,723)
Mortgage-backed securities	20	127,939	(1,005)	70	605,998	(16,283)	733,937	(17,288)
Asset-backed securities	3	20,316	(252)	15	37,752	(4,835)	58,068	(5,087)

	77	$422,250	$(4,073)	181	$1,168,393	$(40,341)	$1,590,643	$(44,414)

The Company believes that the unrealized losses related to these bonds are temporary. In determining whether these losses are expected to be temporary, the Company considers severity of impairment, duration of impairment, forecasted market price recovery, and the intent and ability of the Company to hold the investment until the market price has recovered or the investment matures.

During 2007, 2006, and 2005, the Company recorded other-than-temporary write-downs in the bond portfolio, resulting in a total realized loss of $4,818,000, $850,000, and $2,541,000, respectively.

14

American Family Life Insurance Company

Notes to Financial Statements

December 31, 2007, 2006, and 2005

Subprime mortgages are residential loans to borrowers with weak credit profiles. Alt A mortgages are residential loans to borrowers who have credit profiles above subprime but do not conform to traditional (“prime”) mortgage underwriting guidelines. The Company has invested in certain debt and structured securities that include exposure to mortgage loans to below-prime borrowers. These investments are reported as bonds in the Balance Sheets. The Company has reviewed its exposure to sub-prime investments and has determined that it has only nominal exposure. The fair value and unrealized losses on securities collateralized by subprime assets at December 31, 2007 was $540,000 and $0, respectively. The fair value and unrealized losses on securities collateralized by Alt A assets at December 31, 2007 was $57,472,000 and $2,523,000, respectively.

The amortized cost and estimated fair value of bonds at December 31, 2007 by contractual maturity are as follows. Expected maturities may differ from contractual maturities because borrowers may exercise the right to call or prepay obligations with or without penalties. Because most mortgage-backed and asset-backed securities provide for periodic payments throughout their lives, they are listed below in a separate category.

	December 31, 2007
(in thousands of dollars)	Amortized Cost	Estimated Fair Value
Due in one year or less	$94,962	$95,482
Due after one year through five years	300,318	313,872
Due after five years through ten years	813,198	811,791
Due after ten years	474,978	477,999

Subtotal	1,683,456	1,699,144
Mortgage-backed securities	1,077,622	1,078,040
Asset-backed securities	132,930	128,756

Total	$2,894,008	$2,905,940

Proceeds from sales of bonds during 2007, 2006, and 2005 were $34,853,000, $37,118,000, and $57,532,000, respectively. Gross gains of $107,000, $1,349,000, and $10,231,000 and gross losses of $3,246,000, $72,000, and $1,375,000 were realized on those sales for 2007, 2006, and 2005, respectively.

At December 31, 2007 and 2006, bonds with fair value of approximately $2,561,000 and $2,436,000, respectively, were on deposit with various regulatory authorities to comply with insurance laws.

15

American Family Life Insurance Company

Notes to Financial Statements

December 31, 2007, 2006, and 2005

d.	Net Investment Income

Net investment income for the years ended December 31 is summarized as follows:

(in thousands of dollars)	2007	2006	2005
Bonds	$162,877	$161,929	$161,058
Common stocks	1,511	1,292	1,092
Mortgage loans	18,909	15,961	14,056
Policy loans	14,697	14,019	13,527
Other	5,596	8,162	1,381

Total gross investment income	203,590	201,363	191,114
Less investment expenses	3,731	3,910	3,498

Net investment income	$199,859	$197,453	$187,616

e.	Mortgage Loans on Real Estate

The maximum and minimum lending rates for commercial mortgage loans issued during 2007 and 2006 ranged from 6.31% to 5.97% and 6.39% to 5.21%, respectively. During 2007, the Company did not reduce interest rates on outstanding mortgage loans.

Mortgage loans of the Company are invested primarily in office, retail and industrial properties and are reported and measured at their outstanding principal amount. Fire and extended coverage insurance is required on all properties. The maximum percentage of any one loan to the value of security at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 76%.

Significant concentrations of mortgage loans amounting to $217,167,000 and $182,478,000 exist for properties located in the Midwest region at December 31, 2007 and 2006, respectively. Significant concentrations by state include the following:

(in thousands of dollars)	2007	2006
Minnesota	$71,670	$69,005
Ohio	48,308	22,804
Colorado	43,587	46,879
Wisconsin	32,020	33,148

3.	Deferred Policy Acquisition Costs

Policy acquisition costs deferred and the related amortization charged to income are as follows:

(in thousands of dollars)	2007	2006	2005
Balance, beginning of year	$543,341	$490,737	$453,998
Costs deferred during year	40,043	44,673	35,745
Amortization related to operations during year	(25,771)	(7,384)	(32,525)
Amounts related to change in fair value adjustment of available-for-sale bonds	(5,570)	15,315	33,519

Balance, end of year	$552,043	$543,341	$490,737

16

American Family Life Insurance Company

Notes to Financial Statements

December 31, 2007, 2006, and 2005

4.	Separate Accounts

Separate account assets include segregated funds invested by the Company for the benefit of variable universal life insurance and variable annuity policy owners. Policy owners’ premium payments, net of applicable loads, are invested by the Company in accordance with selections made by the policy owner into the Variable Accounts. The Company records these payments as assets in the separate accounts. Separate account liabilities represent reserves held related to the separate account business.

The Variable Accounts are unit investment trusts registered under the Investment Company Act of 1940. Each Variable Account has nine subaccounts, each of which invests in a non-proprietary mutual fund (the “Fund”). The shares of the Funds are carried at the net asset value of the Funds, which approximates fair value.

A fixed account is also included as an investment option for variable policy owners. Premiums, net of applicable loads, allocated to the fixed account are invested in the general assets of the Company.

The assets and liabilities of the Variable Accounts are clearly identified and distinguished from the other assets and liabilities of the Company. The assets of the Variable Accounts will not be applied to the liabilities arising out of any other business conducted by the Company.

The Company assumes the mortality and expense risk associated with these contracts and therefore deducts a daily mortality and expense charge from the assets of the separate accounts. The charges to the separate accounts, shown as follows for the year ended December 31 are based on the average daily net assets at specified annual rates:

	2007	2006
American Family Variable Account I	$509,000	$302,000
American Family Variable Account II	1,853,000	1,291,000

	$2,362,000	$1,593,000

In addition, the Company deducts certain amounts from the cash value of the accounts invested in the separate accounts for surrender charges, annual administrative charges and cost of insurance charges. Income from these charges is included in the Statements of Income. For the year ended December 31 amounts are as follows:

	2007	2006
American Family Variable Account I	$13,849,000	$10,252,000
American Family Variable Account II	658,000	444,000

	$14,507,000	$10,696,000

17

American Family Life Insurance Company

Notes to Financial Statements

December 31, 2007, 2006, and 2005

5.	Commitments and Contingencies

The Company is contingently liable for cessions to reinsurers to the extent that any reinsurer might be unable to meet its obligations assumed under the various reinsurance contracts.

The Company is liable for mandatory assessments that are levied by the life and health guaranty fund associations of states in which the Company is licensed. These assessments are to cover losses to policyholders of insolvent or rehabilitated insurance companies. Such estimates are subject to change as the associations determine more precisely the losses that have occurred and how such losses will be allocated to insurance companies. The Company has not received any significant assessments in either 2007 or 2006. As of December 31, 2007 and 2006, liabilities related to the Company’s expected guaranty fund obligations were not significant.

6.	Related Parties

The Company has agreed to lend up to a maximum of $20,000,000 in short-term demand notes to its affiliate, American Family Financial Services (AFFS), with interest at the same rate as paid by AFFS on its 30-day commercial paper on the date of the borrowing. No amounts were outstanding at December 31, 2007 and 2006.

The Company has issued certain annuities to AFMIC. The carrying value of all such annuities amounted to approximately $83,437,000 and $83,775,000 at December 31, 2007 and 2006, respectively.

The Company has entered into a Right of Setoff Agreement with American Family Securities, LLC (AFS, LLC). The right of setoff exists for the purpose of commission receipts and payments related to the issuance of the variable products and other administrative expenses. As a result of this agreement, the Company has no receivable or payable relating to these related party transactions with AFS, LLC.

7.	Federal Income Taxes

The components of the net deferred tax assets (liabilities) as of December 31 are as follows:

(in thousands of dollars)	2007	2006
Deferred tax assets
Life reserves	$152,185	$149,711
Deferred compensation	6,062	5,956
Policyholder dividends	7,505	7,619
Other-than-temporarily impaired securities	3,777	4,177
Other asset basis differences	—	455
Other	504	438

Total deferred tax assets	170,033	168,356
Deferred tax liabilities
Unrealized gains on securities	11,754	7,603
DAC	153,495	150,137
Other asset basis differences	766	—

Total deferred tax liabilities	166,015	157,740

Net deferred tax assets (liabilities)	$4,018	$10,616

18

American Family Life Insurance Company

Notes to Financial Statements

December 31, 2007, 2006, and 2005

The effective tax rate used to determine the provision for current and deferred tax expense differs from the expected statutory rate as the result of permanent and other differences between pre-tax income and taxable income determined under existing tax regulations. The more significant differences, their effect on the statutory tax rate, and the resulting effective tax rates are summarized below:

	2007	2006	2005
Federal statutory tax rate	35%	35%	35%
Municipal bond tax benefit	(1)	(1)	(2)
Other	1	1	—

Effective tax rate	35%	35%	33%

Amounts recoverable from (payable to) AFMIC for Federal taxes under the tax allocation agreement were $(16,000) and $(5,024,000) at December 31, 2007 and 2006, respectively. Amounts recoverable from (payable to) AFMIC for state taxes were $0 at December 31, 2007 and 2006.

Under pre-1984 life insurance company income tax laws, a portion of a company’s “gain from operations” was not subject to current income taxation but was accumulated for tax purposes in a memorandum account designated as the “Policyholders’ Surplus Account.” A stock life insurance company is subject to tax on any direct or indirect distributions to shareholders from the existing Policyholders’ Surplus Account at the corporate rate in the tax year of the distribution. Any distributions are deemed to be first made from another tax memorandum account known as the “Shareholder’s Surplus Account.” The Company’s undistributed taxable Shareholder’s Surplus Account was $912,981,000 and $849,437,000 at December 31, 2007 and 2006, respectively. The Company’s Policyholders’ Surplus Account was $5,149,000 at December 31, 2007 and 2006. At current corporate income tax rates the associated tax is $1,802,000. The Company has not recorded this DTL because it does not expect to make any taxable distributions.

The Company has adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), as of January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The total amount of gross unrecognized tax benefits for uncertain tax positions, including the positions impacting only the timing of tax benefits, was $2,485,000 and $863,000 as of December 31, 2007 and 2006, respectively.

(in thousands of dollars)
Balance, December 31, 2006	$863,000
Gross amounts of increases and decreases from unrecognized tax benefits from prior periods	1,622,000
Gross amounts of increases and decreases from unrecognized tax benefits from current period	—
Decreases in the unrecognized benefits from settlement with taxing authorities	—
Decreases in the unrecognized benefits from lapses in the statute of limitations	—

Balance, December 31, 2007	$2,485,000

19

American Family Life Insurance Company

Notes to Financial Statements

December 31, 2007, 2006, and 2005

The amount of unrecognized tax benefits that, if recognized, would impact the effective rate was $0 at December 31, 2007 and 2006. It is expected that the amount of unrecognized tax benefits will change in the next twelve months. The Company does not expect the change to have a significant impact on its results of operations or financial position.

Interest and penalties on tax uncertainties are classified as a separate expense. The total amount of interest accrued as of adoption was $383,000.

The Company is a member of a consolidated group which files income tax returns in the U.S. Federal jurisdiction and in Illinois. The Company also files a separate company return in Oregon. The Internal Revenue Service (IRS) is in the process of finalizing its field examination of the group’s U.S. Federal income tax returns for the years 1997 through 2002. In connection with this examination, the Company received notices of certain adjustments proposed by the IRS. The Company agreed with these proposed adjustments and is waiting for the exam to be finalized by the IRS and forwarded to the Joint Committee for review. As of December 31, 2007 these proposed adjustments did not have a significant impact on the Company’s results of operations or financial position. The Company anticipates that the exam will be fully finalized within the next twelve months.

8.	Employee and Agent Benefit Plans

AFMIC and its subsidiaries (herein referred to as the “Companies”) have non-contributory defined benefit pension plans (herein referred to as the “Plans”) covering substantially all employees. The Company is not directly liable for obligations under the Plans. All employees providing services to the Company are employees of AFMIC. The benefits are based on years of credited service and highest average compensation (as defined in the Plans). The Companies’ funding policy is based on the frozen entry age actuarial method as limited by the Pension Protection Act of 1987. The new benefit restrictions, required under the Pension Protection Act of 2006, are not expected to apply in 2008 given the funded status of the Plans. Net pension expense of approximately $2,585,000, $2,204,000 and $2,079,000 was allocated to the Company for the years ended December 31, 2007, 2006, and 2005, respectively.

The Companies also participate in a qualified contributory Incentive and Thrift and 401(k) Plan (herein referred to as the “Plan”). Substantially all employees are eligible to enter into the Plan. Employee participation in the Plan is optional; participants contribute at least 1%, but no more than 30% of base compensation, subject to Internal Revenue Service limitations. The Companies are required to make annual contributions, as defined, to a trust fund. The Plan matches the first 3% of eligible contributions made by employees. The amount of the match is based on the profits of the Companies, with a minimum contribution of 33 1/3% and a maximum of 300% of eligible contributions. The Plan expense allocated to the Company during 2007, 2006, and 2005 amounted to $206,000, $207,000, and $1,959,000, respectively.

The Companies provide certain health care benefits to certain grandfathered agents and substantially all employees. In addition, the Companies provide most employees with a life insurance benefit. Upon retirement, agents and employees are eligible to continue certain of these benefits. Except for certain grandfathered individuals, retired employees and agents contribute to the health care plan an amount intended to fully provide for the covered benefits. For those grandfathered retirees in the health care plan, the Companies absorb a portion of the annual cost. For the life insurance program, the Companies absorb substantially all of the cost. The Companies’ portions of the costs of the programs are unfunded. The Companies sponsor no other significant postretirement benefit plans. The remaining cost to the Company was not significant in 2007, 2006, and 2005. Liabilities for earned but untaken vacation and earned but unused sick leave have been accrued.

20

American Family Life Insurance Company

Notes to Financial Statements

December 31, 2007, 2006, and 2005

9.	Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) at December 31 is comprised of the following components:

(in thousands of dollars)	2007	2006	2005
Unrealized gains (losses) on common stocks	$25,182	$22,901	$13,263
Unrealized gains (losses) on bonds	11,932	(3,039)	32,548
Adjustment of DAC related to fair value adjustment	(4,043)	1,530	(13,786)
Deferred income taxes	(11,754)	(7,603)	(11,385)

Accumulated other comprehensive income (loss)	$21,317	$13,789	$20,640

10.	Statutory Financial Data

The Company also prepares financial statements in accordance with statutory accounting practices prescribed or permitted by applicable insurance regulatory authorities (STAT). STAT practices include the National Association of Insurance Commissioners’ “Accounting Practices and Procedures Manual,” version effective March 1, 2007, as well as state laws, regulations and general administrative rules applicable to all insurance enterprises domiciled in a particular state. Permitted STAT practices encompass all accounting practices that are not prescribed. The Company does not employ any permitted STAT practices in the preparation of its statutory financial statements. The principal differences between prescribed statutory financial statements and financial statements prepared in accordance with GAAP are disclosed as follows.

The Company is subject to regulation and supervision by the various state insurance regulatory authorities in which it conducts business. Such regulation is generally designed to protect policyholders and includes such matters as maintenance of minimum statutory capital and surplus, risk-based capital ratios, and restrictions on the payment of stockholder dividends. Generally, the Company’s statutory surplus may be available for distribution to its stockholder. However, such distributions as dividends may be subject to prior regulatory approval. No stockholder dividends were paid in 2007, 2006, or 2005.

A reconciliation of statutory capital and surplus and net income to GAAP for the Company as of and for the years ended December 31 is as follows:

	Capital and Surplus/Equity			Net Income
(in thousands of dollars)	2007	2006	2005	2007	2006	2005
Per statutory annual statements	$501,515	$432,227	$364,416	$65,399	$61,132	$57,905
GAAP adjustments
DAC	552,043	543,341	490,737	14,272	37,289	3,220
Statutory allowance for investment valuation fluctuations	34,951	36,939	31,321	(1,490)	1,138	(538)
Unrealized gains (losses) on bonds	12,350	(2,517)	32,548	—	—	—
Life and deposit contract liabilities	(156,883)	(143,638)	(129,674)	(13,245)	(13,964)	(8,839)
Deferred taxes	(154,569)	(150,560)	(149,653)	(2,446)	(5,687)	(521)
Nonadmitted assets	129,013	132,608	135,650	—	—	—
Policyholders’ dividends payable	20,338	20,048	19,892	290	156	393
Other	6,097	4,605	5,463	1,494	(860)	255

Per GAAP financial statements	$944,855	$873,053	$800,700	$64,274	$79,204	$51,875

21

American Family Variable

Account I

Financial Statements

December 31, 2007 and 2006

American Family Variable Account I

Contents

December 31, 2007 and 2006

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Assets and Liabilities and Policy Owners’ Equity	2–3

Statement of Operations	4

Statements of Changes in Policy Owners’ Equity	5–6

Notes to Financial Statements	7–12

Report of Independent Registered Public Accounting Firm

To the Board of Directors of American Family Life Insurance Company and

Policy Owners of American Family Variable Account I:

In our opinion, the accompanying statement of assets and liabilities and policy owners’ equity, the related statements of operations and of changes in policy owners’ equity and the financial highlights present fairly, in all material respects, the financial position of American Family Variable Account I’s Federated International Equity Subaccount, Federated Quality Bond Subaccount, Fidelity VIP Money Market Subaccount, Fidelity VIP Equity Income Subaccount, Fidelity VIP Growth Subaccount, Fidelity VIP Contrafund Subaccount, Fidelity VIP Growth and Income Subaccount, Fidelity VIP Mid Cap Subaccount and Vanguard VIF Small Company Growth Subaccount at December 31, 2007, and the results of each of their operations, the changes in each of their policy owners’ equity and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as “financial statements”) are the responsibility of American Family Life Insurance Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2007 by correspondence with the underlying registered investment companies, provide a reasonable basis for our opinion.

PricewaterhouseCoopers, LLP
February 22, 2008

1

American Family Variable Account I

Statement of Assets and Liabilities and Policy Owners’ Equity

December 31, 2007

	Federated International Equity Subaccount	Federated Quality Bond Subaccount	Fidelity VIP Money Market Subaccount	Fidelity VIP Equity Income Subaccount	Fidelity VIP Growth Subaccount	Fidelity VIP Contrafund Subaccount	Fidelity VIP Growth and Income Subaccount	Fidelity VIP Mid Cap Subaccount	Vanguard VIF Small Company Growth Subaccount
Investments at market value
Federated Insurance Series
Federated International Equity Portfolio 706,717.528 shares at net asset value of $18.71 per share (cost $ 10,419,694)	$13,222,685
Federated Quality Bond Portfolio 916,494.466 shares at net asset value of $11.34 per share (cost $ 10,246,906)		$10,393,047
Fidelity Variable Insurance Products Fund Fidelity VIP Money Market Portfolio 2,896,388.500 shares at net asset value of $1.00 per share (cost $ 2,896,389)			$2,896,389
Fidelity VIP Equity Income Portfolio 355,322.042 shares at net asset value of $23.57 per share (cost $ 8,848,517)				$8,374,940
Fidelity VIP Growth Portfolio 271,806.750 shares at net asset value of $44.65 per share (cost $ 9,252,836)					$12,136,171
Fidelity VIP Contrafund Portfolio 148,747.200 shares at net asset value of $27.46 per share (cost $ 4,264,846)						$4,084,598

The accompanying notes are an integral part of the financial statements.

2

American Family Variable Account I

Statement of Assets and Liabilities and Policy Owners’ Equity, Continued

December 31, 2007

	Federated International Equity Subaccount	Federated Quality Bond Subaccount	Fidelity VIP Money Market Subaccount	Fidelity VIP Equity Income Subaccount	Fidelity VIP Growth Subaccount	Fidelity VIP Contrafund Subaccount	Fidelity VIP Growth and Income Subaccount	Fidelity VIP Mid Cap Subaccount	Vanguard VIF Small Company Growth Subaccount
Investments at market value
Fidelity Variable Insurance Products Fund
Fidelity VIP Growth and Income Portfolio 631,644.251 shares at net asset value of $16.76 per share (cost $9,266,816)							$10,586,358
Fidelity VIP Mid Cap Portfolio 109,230.025 shares at net asset value of $36.16 per share (cost $3,495,269)								$3,949,758
Vanguard Variable Insurance Fund
Vanguard VIF Small Company Growth Portfolio 89,573.463 shares at net asset value of $18.15 per share (cost $1,681,503)									$1,625,759

Total assets	13,222,685	10,393,047	2,896,389	8,374,940	12,136,171	4,084,598	10,586,358	3,949,758	1,625,759
Total liabilities	—	—	—	—	—	—	—	—	—

Policy owners’ equity	$13,222,685	$10,393,047	$2,896,389	$8,374,940	$12,136,171	$4,084,598	$10,586,358	$3,949,758	$1,625,759

Outstanding units	1,070,094.429	799,150.737	260,910.680	612,339.824	1,067,838.782	221,366.783	806,639.798	216,347.348	123,752.960

Unit value	$12.36	$13.01	$11.10	$13.68	$11.37	$18.45	$13.12	$18.26	$13.14

The accompanying notes are an integral part of the financial statements.

3

American Family Variable Account I

Statement of Operations

Year Ended December 31, 2007

	Federated International Equity Subaccount	Federated Quality Bond Subaccount	Fidelity VIP Money Market Subaccount	Fidelity VIP Equity Income Subaccount	Fidelity VIP Growth Subaccount	Fidelity VIP Contrafund Subaccount	Fidelity VIP Growth and Income Subaccount	Fidelity VIP Mid Cap Subaccount	Vanguard VIF Small Company Growth Subaccount
Investment income (loss)
Dividend income	$17,818	$343,219	$128,384	$138,852	$32,808	$28,873	$119,860	$32,121	$6,060
Mortality and expense charges	(102,434)	(75,341)	(22,852)	(64,754)	(89,394)	(32,374)	(77,766)	(31,968)	(12,346)

Net investment income (loss)	(84,616)	267,878	105,532	74,098	(56,586)	(3,501)	42,094	153	(6,286)

Realized and unrealized gain (loss)
Net realized gain (loss) on security transactions	51,528	(6,777)	—	11,356	72,788	72,988	12,529	18,963	5,246
Capital gain distributions	—	—	—	701,205	7,597	986,008	288,458	285,254	106,974
Net change in unrealized appreciation or depreciation on investments	879,993	121,161	—	(860,780)	2,200,486	(520,385)	486,748	154,533	(89,425)

Net gain (loss) on investments	931,521	114,384	—	(148,219)	2,280,871	538,611	787,735	458,750	22,795

Net increase (decrease) in equity from operations	$846,905	$382,262	$105,532	$(74,121)	$2,224,285	$535,110	$829,829	$458,903	$16,509

The accompanying notes are an integral part of the financial statements.

4

American Family Variable Account I

Statements of Changes in Policy Owners’ Equity

Year Ended December 31, 2007

	Federated International Equity Subaccount	Federated Quality Bond Subaccount	Fidelity VIP Money Market Subaccount	Fidelity VIP Equity Income Subaccount	Fidelity VIP Growth Subaccount	Fidelity VIP Contrafund Subaccount	Fidelity VIP Growth and Income Subaccount	Fidelity VIP Mid Cap Subaccount	Vanguard VIF Small Company Growth Subaccount
Increase (decrease) in equity from operations
Net investment income (loss)	$(84,616)	$267,878	$105,532	$74,098	$(56,586)	$(3,501)	$42,094	$153	$(6,286)
Net realized gain (loss) on security transactions	51,528	(6,777)	—	11,356	72,788	72,988	12,529	18,963	5,246
Capital gain distributions	—	—	—	701,205	7,597	986,008	288,458	285,254	106,974
Net change in unrealized appreciation or depreciation on investments	879,993	121,161	—	(860,780)	2,200,486	(520,385)	486,748	154,533	(89,425)

Net increase (decrease) in equity from operations	846,905	382,262	105,532	(74,121)	2,224,285	535,110	829,829	458,903	16,509

Units transactions
Policy owners’ net premiums	5,736,562	4,553,589	7,354,619	3,776,887	5,121,738	1,596,323	4,551,335	1,382,115	772,353
Cost of insurance and administrative charges	(2,281,958)	(1,777,381)	(972,745)	(1,464,595)	(2,067,493)	(648,107)	(1,814,198)	(576,333)	(291,824)
Surrenders and forfeitures	(643,706)	(458,802)	(123,225)	(414,964)	(571,024)	(204,282)	(481,754)	(184,011)	(89,167)
Transfers between subaccounts and sponsor	1,089,427	1,474,700	(5,914,801)	1,146,434	594,137	(11,816)	1,320,330	120,466	250,900
Net withdrawals due to policy loans	(385,979)	(201,336)	(39,832)	(239,498)	(314,086)	(132,788)	(253,804)	(146,771)	(54,143)
Withdrawals due to death benefits	(9,006)	(12,037)	(4,540)	(7,252)	(7,089)	(793)	(6,941)	(6,556)	(501)

Net increase (decrease) in equity from unit transactions	3,505,340	3,578,733	299,476	2,797,012	2,756,183	598,537	3,314,968	588,910	587,618

Net increase (decrease) in equity	4,352,245	3,960,995	405,008	2,722,891	4,980,468	1,133,647	4,144,797	1,047,813	604,127
Equity
Beginning of year	8,870,440	6,432,052	2,491,381	5,652,049	7,155,703	2,950,951	6,441,561	2,901,945	1,021,632

End of year	$13,222,685	$10,393,047	$2,896,389	$8,374,940	$12,136,171	$4,084,598	$10,586,358	$3,949,758	$1,625,759

The accompanying notes are an integral part of the financial statements.

5

American Family Variable Account I

Statements of Changes in Policy Owners’ Equity

Year Ended December 31, 2006

	Federated International Equity Subaccount	Federated Quality Bond Subaccount	Fidelity VIP Money Market Subaccount	Fidelity VIP Equity Income Subaccount	Fidelity VIP Growth Subaccount	Fidelity VIP Contrafund Subaccount	Fidelity VIP Growth and Income Subaccount	Fidelity VIP Mid Cap Subaccount	Vanguard VIF Small Company Growth Subaccount
Increase (decrease) in equity from operations
Net investment income (loss)	$(50,257)	$124,085	$65,700	$90,233	$(41,553)	$3,732	$(16,714)	$(14,736)	$(4,512)
Net realized gain (loss) on security transactions	40,448	(489)	—	12,421	13,333	41,832	5,149	17,651	2,452
Capital gain distributions	—	—	—	549,460	—	230,437	96,511	263,922	69,103
Net change in unrealized	—	—	—	—	—	—	—	—	—
appreciation or depreciation	—	—	—	—	—	—	—	—	—
on investments	1,132,303	59,138	—	119,594	355,121	(28,533)	499,463	4,567	(4,963)

Net increase (decrease) in equity from operations	1,122,494	182,734	65,700	771,708	326,901	247,468	584,409	271,404	62,080

Units transactions
Policy owners’ net premiums	4,302,210	3,341,900	6,666,315	2,623,594	3,806,702	1,408,453	3,255,776	1,167,326	560,686
Cost of insurance and administrative charges	(1,722,730)	(1,307,681)	(927,800)	(1,044,021)	(1,457,529)	(555,811)	(1,280,511)	(483,753)	(209,991)
Surrenders and forfeitures	(410,568)	(267,065)	(62,370)	(242,689)	(332,341)	(175,817)	(265,245)	(153,685)	(40,521)
Transfers between subaccounts and sponsor	764,616	1,029,141	(4,689,342)	628,632	1,060,361	152,766	810,202	95,300	175,209
Net withdrawals due to policy loans	(157,597)	(82,184)	(9,554)	(98,617)	(120,537)	(56,703)	(106,143)	(76,391)	(14,858)
Withdrawals due to death benefits	(8,160)	(12,354)	(5,233)	(6,924)	(5,502)	(613)	(6,117)	(6,549)	(243)

Net increase (decrease) in equity from unit transactions	2,767,771	2,701,757	972,016	1,859,975	2,951,154	772,275	2,407,962	542,248	470,282

Net increase (decrease) in equity	3,890,265	2,884,491	1,037,716	2,631,683	3,278,055	1,019,743	2,992,371	813,652	532,362
Equity
Beginning of year	4,980,175	3,547,561	1,453,665	3,020,366	3,877,648	1,931,208	3,449,190	2,088,293	489,270

End of year	$8,870,440	$6,432,052	$2,491,381	$5,652,049	$7,155,703	$2,950,951	$6,441,561	$2,901,945	$1,021,632

The accompanying notes are an integral part of the financial statements.

6

American Family Variable Account I

Notes to Financial Statements

December 31, 2007 and 2006

1.	Nature of Operations and Significant Accounting Policies

The American Family Variable Account I (the “Separate Account”) is a segregated investment account of the American Family Life Insurance Company (herein referred to as the “Company”) used to fund variable life contracts. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940. The Separate Account was established by the Company on August 7, 2000 and commenced operations on May 10, 2001. Accordingly, it is an accounting entity wherein all segregated account transactions are reflected.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant accounting policies used in the preparation of these statements include:

a.	Investments

Investments are made in the various portfolios in accordance with selections made by the policy owners. Such investments are made at the reported net asset value of the respective portfolios.

b.	Security Transactions and Investment Income

Security transactions are recorded on the trade date (the date the order to buy or sell is executed). The cost of investments sold and any corresponding capital gains and losses are determined on a specific identification basis. Distributions received from the funds retain the tax characteristics determined at the fund level and are reinvested in additional shares of the funds and recorded as income by the Separate Account on the ex-dividend date.

c.	Federal Income Taxes

The operations of the Separate Account are part of the total operations of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the “IRC”). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on earnings of the Separate Account as all earnings are distributed to the policy owners. Accordingly, no provision for federal income taxes has been made.

d.	Expenses and Deductions

The Company deducts a daily mortality and expense charge from the assets of the Separate Account equivalent to 0.90% for years 1-10 of the individual policies and 0.45% for years thereafter. The charge may be adjusted after policy issue, but it is guaranteed not to exceed 0.90% of net assets. Although the account value varies according to the investment performance of the fund, the account value is not affected by expense and mortality experience because the Company assumes the mortality risk and the expense risk. The mortality risk is that insureds may not live as long as expected. The expense risk is that the actual expenses of issuing and administering the policies may exceed the estimated costs.

7

American Family Variable Account I

Notes to Financial Statements

December 31, 2007 and 2006

On a policy’s anniversary date each month, the Company deducts from the cash value of the policy an amount for the cost of insurance and any additional policy benefits. In addition, a monthly policy fee ($6 for policies with coverage greater than $100,000 and $9 for policies with coverage less than $100,000) plus an additional $2.50 per month charge in the first five policy years is deducted. These monthly expense charges are intended to reimburse the Company for administrative expenses relating to the issuance and maintenance of the policy.

In the event of a policy surrender, a surrender charge may be deducted to reimburse the Company for expenses incurred in connection with issuing a policy. The surrender charges are a flat per unit cost for years 1-14, and will not exceed $42 per $1,000 of coverage. The amount of the surrender charge depends on the specified amount, underwriting class of the primary insured, Issue Age and policy year.

e.	Emerging Accounting Matters

The Company continually monitors emerging accounting standards and evaluates the impact of these changes on the Company.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157), which redefines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies where other accounting pronouncements require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The FASB deferred the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities. The effects of adoption will be determined by the types of instruments carried at fair value in the Company’s financial statements at the time of adoption as well as the method utilized to determine their fair values prior to adoption. Based on the Company’s current use of fair value measurements, SFAS No. 157 is not expected to have a material effect on the results of operations or financial position of the Company.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159), which provides reporting entities an option to report selected financial assets, including investment securities designated as available-for-sale, and liabilities, including most insurance contracts, at fair value. SFAS No. 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard also requires additional information to aid financial statement users’ understanding of a reporting entity’s choice to use fair value on its earnings and also requires entities to display on the face of the balance sheet the fair value of those assets and liabilities for which the reporting entity has chosen to measure at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and must be adopted at the beginning of the year. The Company has recently begun to evaluate the application of this standard and does not expect it to have a material effect on the results of operations or the financial position of the Company.

2.	Related Parties

The Company retains a front-end premium load from all premium collected. The charge is 7.5% of target premium for years 1-10 and 5.5% of target premium for years thereafter. Target premium is the amount of premium, based on the insurance coverage and age of the insured, that is used to compute the premium load. In all years, a charge of 3.5% is assessed on excess premium collected. Excess premium is any amount of premium greater than the target premium. The charges retained by the Company totaled $2,426,010 and $1,888,501 for 2007 and 2006, respectively.

8

American Family Variable Account I

Notes to Financial Statements

December 31, 2007 and 2006

3.	Policy Owners’ Equity

Purchases and sales of fund shares by the Separate Account for the year ended December 31, 2007 by each Fund are as follows:

	December 31, 2007
	Purchases	Sales
Federated International Equity	$3,518,052	$97,327
Federated Quality Bond	3,999,413	152,802
Fidelity VIP Money Market	4,157,735	3,752,729
Fidelity VIP Equity Income	3,608,141	35,825
Fidelity VIP Growth	2,868,342	161,147
Fidelity VIP Contrafund	1,754,727	173,682
Fidelity VIP Growth and Income	3,684,964	39,444
Fidelity VIP Mid Cap	1,000,419	126,103
Vanguard VIF Small Company Growth	718,818	30,512

Total	$25,310,611	$4,569,571

9

American Family Variable Account I

Notes to Financial Statements

December 31, 2007 and 2006

4.	Financial Highlights

	At December 31			For the Period Ended December 31
Subaccount	Units	Unit Value	Net Assets	Investment Income Ratio		Expense Ratio		Total Return
Federated International Equity Fund II
2007	1,070,094.429	$12.36$	13,222,685	0.16%		0.90%		8.6%
2006	779,350.944	11.38	8,870,440	0.17%		0.90%		17.8%
2005	515,582.322	9.66	4,980,175	—		0.90%		8.2%
2004	271,537.490	8.93	2,426,175	—		0.90%		13.0%
2003	93,826.709	7.90	741,599	—		0.90%		30.6%
Federated Quality Bond Fund II
2007	799,150.737	13.01	10,393,047	4.08%		0.90%		4.5%
2006	516,531.431	12.45	6,432,052	3.38%		0.90%		3.2%
2005	294,085.598	12.06	3,547,561	2.96%		0.90%		0.3%
2004	144,392.867	12.02	1,734,939	2.79%		0.90%		2.7%
2003	49,529.600	11.70	579,509	2.46%		0.90%		3.7%
Fidelity VIP Money Market Portfolio
2007	260,910.680	11.10	2,896,389	5.02%		0.90%		4.2%
2006	234,001.187	10.65	2,491,381	4.69%		0.90%		4.0%
2005	141,915.474	10.24	1,453,665	3.00%		0.90%		2.1%
2004	99,813.471	10.03	1,001,227	1.20%		0.90%		0.3%
2003	46,247.708	10.00	462,501	0.81	%(1)	0.90	%(1)	0.1%
Fidelity VIP Equity Income Portfolio
2007	612,339.824	13.68	8,374,940	1.92%		0.90%		0.4%
2006	414,759.928	13.63	5,652,049	2.99%		0.90%		18.9%
2005	263,447.961	11.46	3,020,366	1.12%		0.90%		4.6%
2004	147,947.255	10.96	1,621,097	0.91%		0.90%		10.3%
2003	58,187.753	9.94	578,362	1.11%		0.90%		28.9%
Fidelity VIP Growth Portfolio
2007	1,067,838.782	11.37	12,136,171	0.33%		0.90%		25.6%%
2006	790,320.157	9.05	7,155,703	0.13%		0.90%		5.6%
2005	452,360.525	8.57	3,877,648	0.19%		0.90%		4.5%
2004	202,915.755	8.20	1,663,472	0.07%		0.90%		2.2%
2003	54,725.904	8.02	438,976	0.08%		0.90%		31.3%
Fidelity VIP Contrafund Portfolio
2007	221,366.783	18.45	4,084,598	0.81%		0.90%		16.3%
2006	185,918.199	15.87	2,950,951	1.04%		0.90%		10.4%
2005	134,374.967	14.37	1,931,208	0.10%		0.90%		15.6%
2004	77,729.603	12.43	966,281	0.14%		0.90%		14.1%
2003	30,540.699	10.89	332,658	0.21%		0.90%		27.1%

10

American Family Variable Account I

Notes to Financial Statements

December 31, 2007 and 2006

	At December 31			For the Period Ended December 31
Subaccount	Units	Unit Value	Net Assets	Investment Income Ratio	Expense Ratio		Total Return
Fidelity VIP Growth & Income Portfolio
2007	806,639.798	13.12	10,586,358	1.38%	0.90%		10.8%
2006	544,100.574	11.84	6,441,561	0.54%	0.90%		11.9%
2005	325,873.219	10.58	3,449,190	0.95%	0.90%		6.4%
2004	160,369.841	9.94	1,594,655	0.47%	0.90%		4.5%
2003	54,084.262	9.51	514,242	0.70%	0.90%		22.4%
Fidelity VIP Mid Cap Portfolio
2007	216,347.348	18.26	3,949,758	0.91%	0.90%		14.6%
2006	182,146.011	15.93	2,901,945	0.31%	0.90%		11.7%
2005	146,407.682	14.26	2,088,293	—	0.90%		17.3%
2004	111,844.182	12.16	1,360,564	—	0.90	%(2)	21.6%
Vanguard VIF Small Company Growth Portfolio
2007	123,752.960	13.14	1,625,759	0.44%	0.90%		2.9%
2006	79,971.661	12.77	1,021,632	0.29%	0.90%		9.2%
2005	41,834.640	11.70	489,270	—	0.90%		5.3%
2004	13,180.310	11.11	146,368	—	0.90	%(2)	11.1%

(1)	The Sub-Account commenced operations on July 1, 2003, therefore the ratio is annualized.

(2)	The Sub-Account commenced operations on June 1, 2004, therefore the ratio is annualized.

11

American Family Variable Account I

Notes to Financial Statements

December 31, 2007 and 2006

The following table is a listing of all expenses that may be charged to the Separate Account:

Charge	When Charge Is Deducted	Amount Deducted

Mortality and expense charge	Assessed daily as a reduction in unit value	1/365 of 0.90% per day for policy years 1-10. 1/365 of 0.45% per day after the 10th year.

Cost of insurance charge	Monthly redemption of units	Individualized depending on Primary Insured’s Issue Age, underwriting class, policy year, and death benefit option selected.

Policy fee	Monthly redemption of units	$9 per month for policies with coverage less than $100,000. $6 per month for policies with coverage greater than or equal to $100,000. Additional $2.50 per month for policy years one through five.

Rider charge	Monthly redemption of units	Individualized based on optional rider selected.

Surrender charge	Various redemption of units	Charge is individualized depending on Primary Insured’s Issue Age, underwriting class, policy year, and death benefit option selected and applies if the policy is surrendered within 14 years of issue.

Transfer fee	Various redemption of units	No charge for the first 12 interfund transfers, per policy year. $25 fee per transfer after the 12th transfer, per policy year.

12

PART C

OTHER INFORMATION

Item 26.	Exhibits

1.	Board of Directors Resolutions.

a)	Resolution of the Board of Directors of American Family Life Insurance Company authorizing establishment of the American Family Variable Account I (1)

2.	Custodian Agreements. Not Applicable

3.	Underwriting Contracts.

a)	Underwriting Agreement among American Family Life Insurance Company, American Family Variable Account I, and American Family Securities, LLC (2)

b)	Sales Representative Agent Agreement (Including Compensation Schedule) (2)

4.	Contracts.

a)	Variable Universal Life Insurance Policy (L-97 VUL Ed. 1/09) (6)

b)	Accelerated Death Benefit Rider (L-ACDB VUL) (1)

c)	Accidental Death Benefit Rider (L-ADB VUL Ed. 1/09) (6)

d)	Additional Insured Rider (L-AIR VUL Ed. 1/09) (6)

e)	Children’s Insurance Rider (L-CIR VUL Ed. 1/09) (6)

f)	Cost of Living Adjustment Rider (L-COLA VUL Ed. 1/09) (6)

g)	Credit of Specified Premium Rider for the Primary Insured (L-CSP VUL Ed. 1/09) (6)

h)	Extended Benefit Protection Rider (L-EBP VUL Ed. 1/09) (6)

i)	Guaranteed Insurability Benefit Rider (L-GPO VUL Ed. 1/09) (6)

j)	Waiver of Monthly Deductions Benefit for Primary Insured (L-WMD VUL Ed. 1/09) (6)

k)	Extended Benefit Protection Rider (L-EBP (A) VUL Ed. 1/09) (7)

5.	Applications.

a)	Form of Application (1)

6.	Depositor’s Certificate of Incorporation and By-Laws.

a)	Articles of Amendment to the Articles of Incorporation of American Family Life Insurance Company (1)

b)	By-Laws of American Family Life Insurance Company (1)

7.	Reinsurance Contracts.

a)	Reinsurance Agreement between American Family Life Insurance Company and Life Reassurance Corporation of America (4)

8.	Participation Agreements.

a)	Form of Participation Agreement among Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, Fidelity Variable Insurance Products Fund III, Fidelity Distributors Corporation and American Family Life Insurance Company (2)

b)	Form of Amendment to Participation Agreement among Vanguard Variable Insurance Fund, The Vanguard Group, Inc., Vanguard Marketing Corporation and American Family Life Insurance Company (5)

9.	Administrative Contracts. Not Applicable

10.	Other Material Contracts.

a)	Form of Rule 22c-2 Shareholder Information Agreement Related to Variable Products between Fidelity Distributors Corporation and American Family Life Insurance Company (5)

11.	Legal Opinion.

a)	Opinion of Christopher S. Spencer, Esquire (7)

b)	Consent of Christopher S. Spencer, Esquire (7)

12.	Not Applicable

13.	Not Applicable

14.	Other Opinions.

a)	Consent of Sutherland Asbill & Brennan LLP (7)

b)	Opinion of independent registered public accounting firm (7)

c)	Consent of John Christensen (7)

15.	Omitted Financial Statements. Not Applicable

16.	Initial Capital Agreements. Not Applicable.

17.	Redeemability Exemption. Description of American Family Life Insurance Company’s Issuance, Transfer and Redemption Procedures for Policies. (3)

18.	Powers of Attorney (7)

(1)	Incorporated herein by reference to Form S-6 Registration (File No. 333-44956) filed August 31, 2000.

(2)	Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 (File No. 333-44956) filed March 8, 2001.

(3)	Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Registration Statement on Form S-6 (File No. 333-44956) filed April 30, 2002.

(4)	Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Registration Statement on Form N-6 (File No. 333-44956) filed April 30, 2003.

(5)	Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-6 (File No. 333-44956) filed April 27, 2007.

(6)	Incorporated herein by reference to initial Registration Statement on Form N-6 (File No. 333-147408) filed November 15, 2007.

(7)	Filed Herein

Item 27.	Directors and Officers of the Depositor

Name and Principal Business Address*	Position and Offices with Depositor
David Ralph Anderson	Chairman of the Board, and C.E.O.

Jack Charles Salzwedel	Director, President and C.O.O.

Christopher S. Spencer	Director, Chief Legal Officer; Secretary

Daniel Robert Schultz	Director, Chief Financial Officer; Treasurer

Michael Jeffrey Bosco	Director, Vice President, Operations

Bradley J. Gleason	Director

Alan E. Meyer	Director

Mary L. Schmoeger	Director

Kari E. Grasee	Vice President, Controller

Ann Marie Demerath	Assistant Treasurer

James Walter Behrens	Assistant Secretary

*	The principal business address for each officer and director is 6000 American Parkway, Madison, Wisconsin 53783-0001.

Item 28.	Persons Controlled by or Under Common Control With the Depositor or Registrant

Name	Jurisdiction	Percent Of Voting Securities Owned

American Family Mutual Insurance Company	Wisconsin	Mutual Company
American Family Securities, LLC	Wisconsin	Ownership of all voting securities by American Family Mutual Insurance Company
AmFam, Inc.	Wisconsin	Ownership of all voting securities by American Family Mutual Insurance Company
American Family Brokerage, Inc.	Wisconsin	Ownership of all voting securities by American Family Mutual Insurance Company
American Family Life Insurance Company	Wisconsin	Ownership of all voting securities by AmFam, Inc.
American Standard Insurance Company of Wisconsin	Wisconsin	Ownership of all voting securities by AmFam, Inc.
American Family Financial Services, Inc.	Wisconsin	Ownership of all voting securities by AmFam, Inc.
American Family Insurance Company	Ohio	Ownership of all voting securities by AmFam, Inc.
American Standard Insurance Company of Ohio	Ohio	Ownership of all voting securities by AmFam, Inc.

Item 29.	Indemnification

The By-Laws of American Family Life Insurance Company provide, in part in Article VII, as follows:

ARTICLE VII

INDEMNIFICATION OF DIRECTORS, OFFICERS, AND OTHER PERSONS

To the extent permitted by law, the Corporation shall indemnify each Director and Officer of the Corporation, and his heirs, executors and administrators against all expenses and liability reasonably incurred by him in connection with or arising out of any action, suit or proceeding in which he may be involved by reason of his being or having been a Director or Officer of the Corporation, whether or not he continues to be a Director or Officer at the time of incurring such expenses and liabilities; such expenses and liabilities to include, but not limited to judgments, court costs, and attorneys’ fees and the cost of settlements. The Corporation shall not, however, indemnify such Director or Officer with respect to matters as to which he shall be finally adjudged in any such action, suit, or proceeding to have been liable for willful misconduct in the performance of his duties as such Director or Officer. In the event a settlement or compromise is effected, indemnification may be had only if the Board of Directors shall have been furnished with an opinion of counsel for the Corporation to the effect that such settlement or compromise is in the best interests of the Corporation and that such Director or Officer is not liable for willful misconduct in the performance of his duties with respect to such matters, and, if the Board shall have adopted a resolution approving such settlement or compromise. The foregoing right of indemnification shall not be exclusive of other rights to which any Director or Officer may be entitled as a matter of law.

Insofar as indemnification or liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provision, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that any claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.	Principal Underwriter

(a)	Other Activity. American Family Securities, LLC is the registrant’s principal underwriter. It is also the principal underwriter for American Family Variable Account II.

(b)	Management. The following information is furnished with respect to the officers and directors of American Family Securities, LLC:

Name and Principal Business Address*	Positions and Offices with American Family Securities, LLC

Alan E. Meyer	Director and President
Daniel Robert Schultz	Director
Kari E. Grasse	Treasurer & Vice President, Financial Operations
Christopher S. Spencer	Director & Chief Legal Officer
James W. Behrens	Secretary
John Thedinga	Vice President, Sales
Carolyn S. Gilb	Vice President, Sales
Michael R. Duran	Vice President, Sales
Richard M. Steffen	Vice President, Sales
Chirstopher R. Listau	Vice President, Sales
Michael Jeffrey Bosco	Vice President of Products
Paulette Lynn Siebers	Vice President, Operations & Chief Compliance Officer

*	Principal business address is 6000 American Parkway, Madison, Wisconsin, 53783.

(c)	Compensation From the Registrant. The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant’s last fiscal year:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation
American Family Securities, LLC	$6,021,850	None	N/A	N/A

Item 31.	Location of Accounts and Records

All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules thereunder are maintained by American Family Life Insurance Company at 6000 American Parkway, Madison, Wisconsin 53783-0001.

Item 32.	Management Services

All management contracts are discussed in Part A or Part B.

Item 33.	Fee Representation

American Family Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by American Family Life Insurance Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, American Family Variable Account I and American Family Life Insurance Company, have duly caused this registration statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Madison and State of Wisconsin, on the 17 th day of September, 2008.

AMERICAN FAMILY VARIABLE LIFE SEPARATE ACCOUNT I (REGISTRANT)

Attest:	/s/ James W. Behrens	By:	/s/ David Ralph Anderson*
	James W. Behrens		David Ralph Anderson
Chairman of the Board of Directors and Chief Executive Officer

AMERICAN FAMILY LIFE INSURANCE COMPANY (DEPOSITOR)

Attest:	/s/ James W. Behrens	By:	/s/ David Ralph Anderson*
	James W. Behrens		David Ralph Anderson
Chairman of the Board of Directors and Chief Executive Officer

	/s/ James W. Behrens	On September 17, 2008, as Attorney-in-Fact pursuant to power of attorney.
*By:	James W. Behrens

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on September 17, 2008.

Signatures	Title	Date

* DAVID RALPH ANDERSON	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	September 17, 2008

* JACK CHARLES SALZWEDEL	Director, President, and C.O.O. (Principal Financial Officer)	September 17, 2008

* DANIEL ROBERT SCHULTZ	Director, Chief Financial Officer, and Treasurer (Principal Accounting Officer)	September 17, 2008

* KARI E. GRASEE	Vice President, Controller	September 17, 2008

* CHRISTOPHER S. SPENCER	Director, Chief Legal Officer, Secretary	September 17, 2008

* MARY L. SCHMOEGER	Director	September 17, 2008

* MICHAEL JEFFREY BOSCO	Vice President	September 17, 2008

* BRADLEY J. GLEASON	Director	September 17, 2008

* ALAN E. MEYER	Director	September 17, 2008

*By:	/s/ JAMES W. BEHRENS
Attorney-in-Fact Pursuant to Power of Attorney

EXHIBIT INDEX

Exhibit		Description
(4)		Contracts

	(k)	Extended Benefit Protection Rider (L-EBP (A) VUL Ed. 1/09)

(11)		Legal Opinion

	(a)	Opinion of Christopher S. Spencer, Esq.

	(b)	Consent of Christopher S. Spencer, Esq.

(14)		Other Opinions

	(a)	Consent of Sutherland Asbill & Brennan LLP

	(b)	Consent of independent registered public accounting firm

	(c)	Consent of John Christensen

(18)		Powers of Attorney